SKYWEST, INC.



2008 ANNUAL REPORT

NOTICE OF 2009 ANNUAL MEETING AND PROXY STATEMENT

SkyWest AIRLINES

SKYWEST, INC.

atlantic southeast airlines

CURRENT COMBINED ROUTE SYSTEM



Edmonton
Saskatoon
Calgary
Winnipeg
Vancouver
Cranbrook
Victoria
Kalispell
Spokane
Great Falls
Seattle/Tacoma
Bismarck
Fargo
Pasco/Richland/Kennewick
Lewiston
Missoula
Helena
Butte
Bozeman
Billings
Minneapolis/St. Paul
Wausau
Green Bay
Traverse City
Ottawa
Montreal
Burlington
Portland
West Yellowstone
Cody
Gillette
Rapid City
Appleton
Toronto
Portland
Eugene
Redmond/Bend
Boise
Idaho Falls
Sioux Falls
Grand Rapids
Saginaw
Rochester
Syracuse
Manchester
North Bend
Sun Valley
Jackson Hole
Madison
Milwaukee
Flint
Buffalo
Albany
Twin Falls
Pocatello
Casper
Grand Rapids
Lansing
Detroit
Medford
Klamath Falls
Cedar Rapids
Providence
Crescent City
Des Moines
Chicago
Cleveland
Scranton
Newburgh
White Plains
New York-LaGuardia
Rock Springs
Omaha
South Bend
Eureka/Arcata
Elko
Hayden/Steamboat Springs
Lincoln
Moline
Peoria
Fort Wayne
Akron/Canton
Harrisburg
Newark
Redding
Salt Lake City
Bloomington
Allentown
Columbus
Philadelphia
Chico
Reno
Denver
Indianapolis
Dayton
Pittsburgh
Kansas City
Cincinnati
Baltimore
Washington Dulles
Sacramento
Grand Junction
Aspen
Colorado Springs
St. Louis
St. Louis
Evansville
Louisville
Charleston
Montrose
Gunnison
Oakland
Charlottesville
San Francisco
Lexington
Richmond
Modesto
Cedar City
Wichita
Springfield
Newport News/Williamsburg
San Jose
St. George
Durango
Bristol/Kingsport/Johnson City
Roanoke
Lynchburg
Norfolk
Fresno
Nashville
Monterey
Las Vegas
Knoxville
Greensboro/High Point/Winston-Salem
Northwest Arkansas
Raleigh/Durham
Tulsa
Inyokern
Bakersfield
Fort Smith
Chattanooga
Asheville
Fayetteville
San Luis Obispo
Oklahoma City
Charlotte
New Bern
Memphis
Santa Maria
Albuquerque
Huntsville
Jacksonville
Santa Barbara
Lawton
Little Rock
Greer
Burbank
Wilmington
Florence
Oxnard
Ontario
Atlanta
Myrtle Beach
Los Angeles
Columbus/Starkville/West Point
Palm Springs
Phoenix
Columbia
Long Beach
Orange County
Birmingham
Charleston
Dallas
Columbus
Carlsbad
Imperial/El Centro
Augusta
Monroe
Montgomery
San Diego
Yuma
Tucson
Shreveport
Jackson
Albany
Savannah
Meridian
El Paso
Killeen
Alexandria
Dothan
Valdosta
Brunswick
Gulfport
Mobile
Baton Rouge
Fort Walton Beach
Pensacola
Austin
Houston
Lafayette
New Orleans
Panama City
Gainesville
San Antonio
Daytona Beach
Melbourne
Sarasota
Grand Bahamas Island
Los Cabos
Puerto Vallarta
Key West
Los Cabos
Puerto Vallarta
Belize
SkyWest AIRLINES
ASA
SkyWest Ground Handled Only ■
SkyWest - Seasonal ▼
Pacific 8:00
Mountain 9:00 (Arizona does not observe Daylight Savings)
Central 10:00
Eastern 11:00
Atlantic NOON

EFFECTIVE FEBRUARY 2009

To our Shareholders

For many years we have been able to report to our shareholders the continued significant progress and growth of SkyWest, Inc. In spite of the economic difficulties our industry and the world faced during 2008, we have been able to increase stockholders' equity and improve our balance sheet through generating additional cash and reducing debt. As we forecasted, in late 2007, we didn't acquire the large number of aircraft on an annual basis in 2008 as we had historically been accustomed to.

For the year ended December 31, 2008, we produced $3.5 billion in total operating revenues and generated $112.9 million in net income or $1.93 per diluted share. That was no small achievement considering that many carriers in our industry experienced losses for the year.

As of December 31, 2008, our total combined fleet was 442 aircraft consisting of 374 regional jets, 56 EMB-120 turboprop aircraft and 12 ATR72 turboprop aircraft. During 2008, we acquired four CRJ200's, two CRJ700's and three CRJ900's, all of which are regional jets. With this combined fleet we generated 22 billion available seat miles ("ASMs") for 2008, however it resulted in a 4.1% reduction in ASM's, compared to 2007. This reduction in ASMs was directly attributable to the difficulties experienced by our major partners and resulted in a 4.3% reduction in the scheduled block hours that we fly on their behalf. Additionally, we amended our agreement with Midwest Airlines, Inc. to remove nine CRJ200 aircraft from operations that we had been flying under the Midwest Connection program.

During 2008, we also continued the execution of a previously announced transition plan whereby we began to take delivery of 22 regional jet aircraft, four CRJ900's and 18 CRJ700's which we intend to use to replace 23 aging EMB120 turboprop aircraft. In conjunction with this plan, we took delivery of three CRJ900's, during 2008, with most of the firm- ordered aircraft scheduled to be delivered during 2009. The last five aircraft are scheduled for delivery early in 2010. At the same time these aircraft continue to deliver in 2009, we intend to transition out of the remaining 15 EMB120 turboprop aircraft. It is our expectation that we will complete the entire transition in early 2010. Also, late in 2008, we reached an agreement with Delta Air Lines and were awarded 10 additional CRJ900 regional jet aircraft which are scheduled for delivery in early 2009. It is currently anticipated that all 10 aircraft will be operated by Atlantic Southeast Airlines, Inc. under a capacity purchase agreement.

Another positive development during the year was the consummation of a share purchase agreement with Trip Linhas Aereas, ("TRIP") a regional airline headquartered in Campinas, Brazil. TRIP currently operates a fleet of 20 turboprop aircraft consisting of (12) ATR42 and (8) ATR72's. TRIP has also placed an order for five ERJ175 regional jets that are scheduled to begin delivering in March of 2009. Additionally, they are acquiring new ATR72 aircraft in order to expand their business and take advantage of the growing Brazilian economy. Our agreement allows for an investment of up to $30 million, to be paid in tranches over the next two years, based on TRIP meeting certain defined financial objectives. As of year end, we had invested $5 million in TRIP resulting in an ownership of about 7% of the company.

As of December 31, 2008, our total cash and marketable securities balance was $705.2 million which was an increase of $44.8 million over the previous year end. We achieved this increase in our cash balances even after investing $102.6 million in repurchases of our common stock. During 2008, we repurchased 5.4 million shares at an average cost of $19.16. We are currently authorized to repurchase up to an additional 4.6 million shares as part of a Board- authorized stock repurchase program. Our long-term debt was $1.68 billion as of December 31, 2008, compared to $1.73 billion as of December 31, 2007. We believe our balance sheet and liquidity position are strong and will allow us to deploy our capital in opportunistic ways.

We also believe our strength is reflected in the high-quality service we provide through our relationships with United Airlines and Delta Air Lines. We operate 163 aircraft in United Express operations that constitutes 53% of the entire United Express program and we operate 258 aircraft in Delta Connection operations which constitutes 35% of the entire Delta Connection program. As these percentages indicate, our major partners have validated their reliance on our ability to deliver what we say we will deliver. We do that day after day. During 2008, we carried 33.5 million passengers on behalf of our partners. We are also currently delivering over 2,300 daily departures to 214 cities in the United States, Canada, Mexico and the Caribbean on behalf of our partners.

Our challenge and our opportunity for 2009 is to continue improving our top operational performance, improve cost efficiencies and develop improved methods of meeting the needs of our current and prospective partners. We are a strong company, well positioned with capital and people and are committed to succeed and continue to be leaders in our industry. We will continue to use these strengths to provide shareholder value and provide value to all of the SkyWest, Inc. stakeholders.

Sincerely,

Jerry C. Atkin
Chairman and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File No. 0-14719

SKYWEST, INC.

Incorporated under the Laws of Utah | **87-0292166** (IRS Employer ID No.)

444 South River Road
St. George, Utah 84790
(435) 634-3000

Securities Registered Pursuant to Section 12(b) of the Act: **None**

Securities Registered Pursuant to Section 12(g) of the Act:
Common Stock, No Par Value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of this Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all documents and reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in the definitive proxy statement incorporated by reference in Part III of this Form 10-K, or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock held by non-affiliates (based upon the closing sale price of the registrant's common stock on The Nasdaq National Market) on June 30, 2008 was approximately $714,532,657.

As of February 16, 2009, there were 56,946,090 shares of the registrant's common stock outstanding.

Documents Incorporated by Reference

Portions of the registrant's proxy statement to be used in connection with the Registrant's 2009 Annual Meeting of Shareholders are incorporated by reference into Part III of this Report as specified.

SKYWEST, INC.

ANNUAL REPORT ON FORM 10-K

TABLE OF CONTENTS

PART I

Unless otherwise indicated, "SkyWest," "we," "us," "our" and similar terms refer to SkyWest, Inc.; "SkyWest Airlines" refers to our wholly-owned subsidiary, SkyWest Airlines, Inc.; and "ASA" refers to our wholly-owned subsidiary, Atlantic Southeast Airlines, Inc.

Cautionary Statement Concerning Forward-Looking Statements

Certain of the statements contained in this Annual Report on Form 10-K should be considered "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as "may," "will," "expect," "intend," "anticipate," "believe," "estimate," "plan," "project," "could," "should," "hope," "likely," and "continue" and similar terms used in connection with statements regarding our outlook, the revenue environment, our contractual relationships, and our anticipated financial performance. These statements include, but are not limited to, statements about our future growth and development plans, including our future financial and operating results, our plans for SkyWest Airlines and ASA, our objectives, expectations and intentions and other statements that are not historical facts. Readers should keep in mind that all forward-looking statements are based on our existing beliefs about present and future events outside of our control and on assumptions that may prove to be incorrect. If one or more risks identified in this Report materializes, or any other underlying assumption proves incorrect, our actual results will vary, and may vary materially from those anticipated, estimated, projected, or intended. These risks and uncertainties include, but are not limited to, those described below in Item 1A., Risk Factors, and the following:

- global and national economic conditions;
- the impact of high fuel prices on the airline industry;
- our ability to attract and retain code-share partners;
- changes in our code-share relationships;
- the cyclical nature of the airline industry;
- reduced utilization levels of our aircraft under our code-share agreements
- competitive practices in the airline industry, including significant fare-restructuring activities, consolidation of major carriers, leaving fewer potential code-share partners, capacity reductions and bankruptcy filings and other restructurings by major and regional carriers, including Delta Air Lines ("Delta"), United Air Lines ("United") and Midwest Airlines, Inc. ("Midwest");
- labor costs;
- security-related and insurance costs;
- weather conditions;
- government legislation and regulation;
- relations with our employees, including the impact of labor negotiations and agreements with our unionized and non-unionized employees;
- litigation with Delta;
- unionization efforts among SkyWest Airlines' employees; and
- other risks and uncertainties listed from time to time in our reports filed with the SEC.

There may be other factors that may affect matters discussed in forward-looking statements set forth in this Report, which factors may also cause actual results to differ materially from those discussed. We assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these statements other than as required by law.

ITEM 1. BUSINESS

General

Through SkyWest Airlines and ASA, our wholly-owned subsidiaries, we offer scheduled passenger service with approximately 2,300 daily departures to 218 destinations in the United States, Canada, Mexico and the Caribbean. Substantially all of our flights are operated as either Delta Connection, United Express or Midwest Connect flights under code-share arrangements with Delta, United or Midwest, respectively, with significant presence in their key domestic hubs and focus cities. SkyWest Airlines and ASA generally provide regional flying to our partners under long-term, fixed-fee code-share agreements. Among other features of our fixed-fee agreements, our partners generally reimburse us for specified direct operating expenses (including fuel expense, which is passed through to our partners), and pay us a fee for operating the aircraft.

SkyWest Airlines and ASA have developed industry-leading reputations for providing quality, low-cost regional airline service during their long operating histories—SkyWest Airlines has been flying since 1972 and ASA since 1979. As of December, 31, 2008, our consolidated fleet consisted of a total of 442 aircraft, of which 258 were assigned with Delta (12 Avions de Transport 72-210 turboprop aircraft were no longer in revenue service and ASA expects to return the aircraft to the lessor by February 28, 2009), 163 were assigned with United, 12 were assigned with Midwest and nine were used by SkyWest Airlines as additional maintenance spare aircraft. We currently operate one type of regional jet aircraft in three different configurations, the 50-seat Bombardier Aerospace ("Bombardier") CRJ200 Regional Jet (the "CRJ200"), the 70-seat Bombardier CRJ700 Regional Jet (the "CRJ700") and the 70-90-seat Bombardier CRJ900 Regional Jet (the "CRJ900"), and one type of turboprop aircraft, the 30-seat Embraer Brasilia EMB-120 turboprop (the "Brasilia turboprop"). We also lease 12 66-seat Avions de Transport 72-210 turboprop aircraft (the "ATR-72 turboprop"), which are no longer in revenue service and are scheduled for return to the lessor by February 28, 2009.

We were incorporated in Utah in 1972. Our principal executive offices are located at 444 South River Road, St. George, Utah 84790, and our primary telephone number is (435) 634-3000. We maintain an Internet web site at *www.skywest.com*. Our website provides a link to the web site of the SEC, through which our annual, quarterly and current reports, as well as amendments to those reports, are available. In addition, we provide electronic or paper copies of our filings free of charge upon request.

Our Operating Platforms

SkyWest Airlines

SkyWest Airlines provides regional jet and turboprop service primarily located in the midwestern and western United States. SkyWest Airlines offered approximately 1,500 daily scheduled departures as of December 31, 2008, of which approximately 990 were United Express flights, 430 were Delta Connection flights and 80 were Midwest Connect flights. SkyWest Airlines' operations are conducted from hubs located in Chicago (O'Hare), Denver, Los Angeles, Milwaukee, San Francisco and Salt Lake City. SkyWest Airlines' fleet as of December 31, 2008 consisted of 20 CRJ900s, all of which were flown for Delta, 65 CRJ700s, of which 52 were flown for United and 13 for Delta; 140 CRJ200s, of which 67 were flown for United, 52 were flown for Delta, 12 were flown for Midwest and nine were used by SkyWest Airlines as additional maintenance spare aircraft, and 56 Brasilia turboprops, of which 44 were flown for United and 12 were flown for Delta.

SkyWest Airlines currently conducts its Delta Connection operations pursuant to the terms of an Amended and Restated Delta Connection Agreement which obligates Delta to compensate SkyWest Airlines for its direct costs associated with operating Delta Connection flights, plus a payment based on block hours flown (the "SkyWest Airlines Delta Connection Agreement"). In addition, the SkyWest Airlines Delta Connection Agreement provides for us to increase our profitability if we reduce our total costs. SkyWest Airlines' United code-share operations are conducted under a United Express Agreement pursuant to which SkyWest Airlines is paid primarily on a fee-per-completed block hour and departure basis plus a margin based on performance incentives (the "United Express Agreement"). Under the United Express Agreement, excess margins over certain percentages must be returned or shared with United, depending on various conditions. SkyWest Airlines and Midwest are parties to an Airlines Services Agreement entered into on December 20, 2006 (the "Midwest Services Agreement"). In June 2008, SkyWest Airlines was notified that Midwest was in the process of organizing a financial restructuring. SkyWest Airlines subsequently agreed to reduce the number of aircraft operating under the Midwest Services Agreement from 21 aircraft to 12 aircraft. SkyWest Airlines also agreed to defer a portion of Midwest's weekly payment obligations for the period from July 1, 2008 through November 30, 2008. The amount SkyWest Airlines agreed to defer, plus certain amounts Midwest owed to SkyWest Airlines at June 30, 2008, will be payable, with interest, by Midwest in four equal quarterly payments starting on August 31, 2009. In exchange for SkyWest Airlines' obligation to provide the designated number of flights and perform other obligations under the Midwest Services Agreement, Midwest has agreed to pay SkyWest Airlines on a weekly basis a fixed fee per completed block hour, a fixed fee per completed departure, a fixed fee for overhead, and a reimbursement of certain direct costs when a new aircraft is delivered. The Midwest Services Agreement provides for incentives or penalties based upon SkyWest Airlines' performance, including on-time arrival performance and completion percentage rates. Additionally, Midwest has agreed to reimburse or pay directly certain of SkyWest Airlines' operating costs, including costs related to fuel, landing fees, and catering.

ASA

ASA provides regional jet service primarily in the United States primarily from hubs located in Atlanta and Cincinnati. ASA offered more than 775 daily scheduled departures as of December 31, 2008, all of which were Delta Connection flights. ASA's fleet as of December 31, 2008, all of which were flown for Delta, consisted of 39 CRJ700s, 110 CRJ200s, and 12 ATR-72 turboprops (these aircraft were no longer in revenue service and ASA expects to return the aircraft to the lessor by February 28, 2009). Under the terms of the Second Amended and Restated Delta Connection Agreement executed by ASA and Delta (the "ASA Delta Connection Agreement"), Delta has agreed to compensate ASA for its direct costs associated with operating Delta Connection flights, plus, if ASA completes a certain minimum percentage of its Delta Connection flights, a specified margin on such costs. Additionally, the ASA Delta Connection Agreement provides for incentive compensation upon satisfaction of certain performance goals. Under the ASA Delta Connection Agreement, excess margins over certain percentages must be returned to or shared with Delta, depending on various conditions.

Growth Opportunities

During the five years ended December 31, 2008, our total operating revenues expanded at a compounded annual rate of 29.6% and the number of daily flights we operated increased from approximately 1,500 as of December 31, 2004 to approximately 2,300 as of December 31, 2008. With the exception of our acquisition of ASA, our growth during that five-year period was internally generated. We believe there are additional opportunities for expansion of our operations, consisting primarily of:

- *Delivery of Aircraft Under Firm Order.* We have firm orders to acquire 18 new CRJ700s and one new CRJ900. On January 9, 2009, we announced that ASA reached an agreement with Delta to operate an additional ten CRJ900 regional jet aircraft. The aircraft were previously ordered by

Delta and are contracted for flying with ASA. ASA expects to take delivery of these aircraft between February and May 2009. The aircraft will serve as replacements for 20, CRJ200s that are scheduled for removal from contract service between April 2010 and August 2010, which is earlier than the existing scheduled termination dates as contained in the Delta Connection Agreement. We have agreements with Delta and United to place all 29 of the new aircraft into revenue service, under long-term, fixed-fee contracts.

- *Scope Clause Relief.* "Scope clauses" are elements of major airlines' labor contracts with their pilots that place restrictions on the number and size of aircraft, or the amount of flight activity, that can be operated by major airlines' regional airline contractors such as ASA and SkyWest Airlines. Greater liberalization of scope clauses generally creates more business opportunities for regional airlines. Since 2001, five major domestic airlines (American Airlines, Inc. ("American"), Delta, Northwest Airlines, Inc. ("Northwest"), United and US Airways, Inc. "US Airways") have achieved some scope clause liberalization. If further efforts by major airlines to relax scope clause restrictions are successful, it may create incremental opportunities for regional airlines.

- *Narrowbody Replacement Flying.* A meaningful portion of the recent growth of the regional airline industry resulted from the replacement of major airline-operated narrowbody jet aircraft (such as 737s, DC9s, MD80s and A319s) with regional airline-operated jets on the same routes. Major carriers have replaced narrowbody aircraft in an effort to achieve advantages in trip costs, unit costs, frequency or a combination of these benefits. At present, the fleets of the six major domestic airlines include a significant number of narrowbody aircraft that are more than 15 years old. Such older aircraft are frequently less fuel and maintenance efficient than newer regional jet aircraft. If major airlines substitute newer regional jet equipment for any portion of these older narrowbody aircraft upon their retirement, we believe incremental growth opportunities will be created for regional airlines.

- *Acquisitions of Domestic Airlines.* The airline industry has undergone substantial consolidation, and it may in the future undergo additional consolidation. Recent examples include the merger between Delta and Northwest in 2008, the combination of America West Airlines and US Airways in September 2005, our acquisition of ASA in September 2005 and American Airlines' acquisition of the majority of Trans World Airlines' assets in 2001. If the industry continues to consolidate, we believe there may be additional growth opportunities for regional carriers or opportunities to acquire regional carriers.

Competition and Economic Conditions

The airline industry is highly competitive. SkyWest Airlines and ASA compete principally with other code-sharing regional airlines, but also with regional airlines operating without code-share agreements, as well as low-cost carriers and major airlines. The combined operations of SkyWest Airlines and ASA extend throughout most major geographic markets in the United States. Our competition includes, therefore, nearly every other domestic regional airline, and to a certain extent, most major and low-cost domestic carriers. The primary competitors of SkyWest Airlines and ASA among regional airlines with code-share arrangements include Air Wisconsin Airlines Corporation, American Eagle Airlines, Inc. ("American Eagle") (owned by American), Comair, Inc. ("Comair") (owned by Delta), Compass Airlines ("Compass") (owned by Delta), Mesaba Airlines ("Mesaba") (owned by Delta), ExpressJet Holdings, Inc. ("ExpressJet"), Horizon Air Industries, Inc. ("Horizon") (owned by Alaska Air Group, Inc.), Mesa Air Group, Inc. ("Mesa"), Pinnacle Airlines Corp. ("Pinnacle"), Republic Airways Holdings Inc. ("Republic") and Trans State Airlines, Inc. Major airlines award contract flying to these regional airlines based upon, but not limited to, the following criteria: low cost, financial resources, overall customer service levels relating to on-time arrival and departure statistics, cancellation of flights, baggage handling performance and the overall image of the regional airline as a whole. The principal competitive factors we experience with respect to our pro-rate flying include fare pricing, customer service, routes served, flight schedules, aircraft types and relationships with major partners.

The principal competitive factors for code-share partner regional airlines are code-share agreement terms, customer service, aircraft types, fare pricing, flight schedules and markets and routes served. The combined operations of SkyWest Airlines and ASA represent the largest regional airline operation in the United States. However, some of the major and low-cost carriers are larger, and may have greater financial and other resources than SkyWest Airlines and ASA. Additionally, regional carriers owned by major airlines, such as American Eagle, Comair, Compass and Mesaba, may have access to greater resources at the parent level than SkyWest Airlines and ASA, and may have enhanced competitive advantages since they are subsidiaries of major airlines. Moreover, federal deregulation of the industry allows competitors to rapidly enter our markets and to quickly discount and restructure fares. The airline industry is particularly susceptible to price discounting because airlines incur only nominal costs to provide service to passengers occupying otherwise unsold seats.

Generally, the airline industry is highly sensitive to general economic conditions, in large part due to the discretionary nature of a substantial percentage of both business and leisure travel. Many airlines have historically reported lower earnings or substantial losses during periods of economic recession, heavy fare discounting, high fuel costs and other disadvantageous environments. Economic downturns combined with competitive pressures have contributed to a number of reorganizations, bankruptcies, liquidations and business combinations among major and regional carriers. The effect of economic downturns may be somewhat mitigated by the predominantly contract-based flying arrangements of SkyWest Airlines and ASA. Nevertheless, the per passenger component in such fee structure would be affected by an economic downturn. In addition, if Delta, United or Midwest, or one or more other code-share partners we may secure in the future, experience a prolonged decline in passenger load or are harmed by low ticket prices or high fuel prices, they will likely seek to renegotiate their code-share agreements with SkyWest Airlines and ASA or cancel flights in order to reduce their costs.

Industry Overview

Majors, Low Cost Carriers and Regional Airlines

The airline industry in the United States has traditionally been dominated by several major airlines, including American, Continental Airlines, Inc. ("Continental"), Delta, US Airways and United. The major airlines offer scheduled flights to most major U.S. cities, numerous smaller U.S. cities, and cities throughout the world through a hub and spoke network.

Low cost carriers, such as Southwest Airlines Co. ("Southwest"), JetBlue Airways Corporation ("JetBlue"), Frontier Airlines, Inc. ("Frontier") and AirTran Airways, Inc. ("AirTran"), generally offer fewer conveniences to travelers and have lower cost structures than major airlines, which permits them to offer flights to and from many of the same markets as the major airlines, but at lower prices. Low cost carriers typically fly direct flights with limited service to smaller cities, concentrating on higher demand flights to and from major population bases.

Regional airlines, such as ASA, ExpressJet, Mesa, Pinnacle, Republic and SkyWest Airlines, typically operate smaller aircraft on lower-volume routes than major and low cost carriers. Several regional airlines, including American Eagle, Comair, Compass, Mesaba and Horizon, are wholly-owned subsidiaries of major airlines.

In contrast to low cost carriers, regional airlines generally do not try to establish an independent route system to compete with the major airlines. Rather, regional airlines typically enter into relationships with one or more major airlines, pursuant to which the regional airline agrees to use its smaller, lower-cost aircraft to carry passengers booked and ticketed by the major airline between a hub of the major airline and a smaller outlying city. In exchange for such services, the major airline pays the regional airline either a fixed flight fee, termed "contract" or "fixed-fee" flights, or receives a percentage of applicable ticket revenues, termed "pro-rate" or "revenue-sharing" flights.

Growth of the Regional Airline Industry

According to the Regional Airline Association, the regional airline sector of the airline industry experienced compounded annual passenger growth of 9.5% between 2003 and 2007. We believe the growth of the number of passengers using regional airlines and the revenues of regional airlines during the last decade is attributable to a number of factors, including:

- Regional airlines work with, and often benefit from the strength of, the major airlines. Since many major airlines have incorporated increased use of regional airlines into their future growth strategies, many regional airlines have expanded, and may continue to expand, with the major airlines they serve.
- Regional airlines tend to have a more favorable cost structure and leaner corporate structure than many major airlines. Many regional airlines were founded in the midst of the highly competitive market that developed following deregulation of the airline industry in 1978.
- Many major airlines have determined that an effective method for retaining customer loyalty and maximizing system revenue, while lowering costs, is to outsource shorter, low-volume routes to more cost-efficient regional airlines flying under the major airline's code and name.
- Regional airlines have replaced many smaller turboprop planes with 32 to 110-seat regional jets. Such regional jets feature cabin class comfort, low noise levels and speed similar to the 120-seat plus aircraft operated by the major airlines, but are cheaper to acquire and operate because of their smaller size. We believe the increased use of regional jets has led, and may continue to lead, to greater public acceptance of regional airlines.

Relationship of Regional and Major Airlines

Regional airlines generally enter into code-share agreements with major airlines, pursuant to which the regional airline is authorized to use the major airline's two-letter flight designator codes to identify the regional airline's flights and fares in the central reservation systems, to paint its aircraft with the colors and/or logos of its code-share partner and to market and advertise its status as a carrier for the code-share partner. For example, SkyWest Airlines flies out of Chicago (O'Hare), Denver, Los Angeles and San Francisco as United Express and out of Salt Lake City as Delta Connection and Milwaukee as Midwest Connect. ASA operates as Delta Connection out of Atlanta and Cincinnati. In addition, the major airline generally provides services such as reservations, ticketing, ground support and gate access to the regional airline, and both partners often coordinate marketing, advertising and other promotional efforts. In exchange, the regional airline provides a designated number of low-capacity (usually between 30 and 70 seats) flights between larger airports served by the major airline and surrounding cities, usually in lower-volume markets.

The financial arrangements between the regional airlines and their code-share partners usually involve contractual, or fixed-fee payments based on the flights or a revenue-sharing arrangement based on the flight ticket revenues, as explained below:

- *Fixed-Fee Arrangements.* Under a fixed-fee arrangement, the major airline generally pays the regional airline a fixed-fee for each departure, with additional incentives based on completion of flights, on-time performance and baggage handling performance. In addition, the major and regional airline often enter into an arrangement pursuant to which the major airline bears the risk of changes in the price of fuel and other such costs that are passed through to the major airline partner. Regional airlines benefit from a fixed-fee arrangement because they are sheltered from most of the elements that cause volatility in airline earnings, including variations in ticket prices, passenger loads and fuel prices. However, regional airlines in fixed-fee arrangements do not benefit from positive trends in ticket prices, passenger loads or fuel prices and, because the major airlines absorb most of the risks, the margin between the fixed-fees for a flight and the expected per-flight costs tends to be smaller than the margins associated with revenue-sharing arrangements.

- *Revenue-Sharing Arrangements.* Under a revenue-sharing arrangement, the major airline and regional airline negotiate a proration formula, pursuant to which the regional airline receives a percentage of the ticket revenues for those passengers traveling for one portion of their trip on the regional airline and the other portion of their trip on the major airline. Substantially all costs associated with the regional airline flight are borne by the regional airline. In such a revenue-sharing arrangement, the regional airline realizes increased profits as ticket prices and passenger loads increase or fuel prices decrease and, correspondingly, realizes decreased profits as ticket prices and passenger loads decrease or fuel prices increase.

Code-Share Agreements

SkyWest Airlines operates under a United Express Agreement with United and a Midwest Services Agreement with Midwest, and SkyWest Airlines and ASA operate under Delta Connection Agreements with Delta. These code-share agreements authorize Delta, United and Midwest to identify our flights and fares under their two-letter flight designator codes ("DL," "UA" or "YX") in the central reservation systems, and generally require us to paint our aircraft with their colors and logos and to market our status as Delta Connection, United Express or Midwest Connect. Under each of our code-share agreements, our passengers participate in the major partner's frequent flyer program, and the major partner provides additional services such as reservations, ticket issuance, ground support services and gate access. We also coordinate our marketing, advertising and other promotional efforts with Delta, United and Midwest. As of December 31, 2008, approximately 95% of our passenger revenues related to contract flights, where Delta, United or Midwest controls scheduling, ticketing, pricing and seat inventories. The remainder of or our passenger revenues related to pro-rate flights, where we control scheduling, ticketing, pricing and seat inventories, and share revenues with Delta or United according to pro-rate formulas. The following summaries of our code-share agreements do not purport to be complete and are qualified in their entirety by reference to the applicable agreement.

SkyWest Airlines Delta Connection Agreement

SkyWest Airlines and Delta are parties to the SkyWest Airlines Delta Connection Agreement, dated as of September 8, 2005. As of December 31, 2008, SkyWest Airlines operated 20 CRJ900s, 13 CRJ700s and 52 CRJ200s under the SkyWest Airlines Delta Connection Agreement. Additionally, as of December 31, 2008, SkyWest Airlines operated 12 Brasilia turboprops under the Delta code under a revenue-sharing arrangement. SkyWest Airlines operates these aircraft to provide Delta Connection service between Delta hubs and destinations designated by Delta. As of December 31, 2008, SkyWest Airlines was operating approximately 430 Delta Connection flights per day. Delta is entitled to all passenger, cargo and other revenues associated with each flight.

In exchange for providing the designated number of flights and performing SkyWest Airlines' other obligations under the SkyWest Airlines Delta Connection Agreement, SkyWest Airlines is scheduled to receive from Delta on a weekly basis (i) reimbursement for 100% of its direct costs related to the Delta Connection flights plus (ii) a fixed dollar payment per completed flight block hour, subject to annual escalation at an agreed rate. Costs directly reimbursed by Delta under the SkyWest Airlines Delta Connection Agreement include costs primarily related to fuel, aircraft maintenance and ownership.

The SkyWest Airlines Delta Connection Agreement is scheduled to terminate on September 8, 2020, unless Delta elects to exercise its option to extend the term for up to four additional five-year terms. The SkyWest Airlines Delta Connection Agreement is subject to early termination in various circumstances, including:

- if SkyWest Airlines or Delta commits a material breach of the SkyWest Airlines Delta Connection Agreement, subject to 30 days notice and cure rights;
- if SkyWest Airlines fails to conduct all flight operations and maintain all aircraft under the SkyWest Airlines Delta Connection Agreement in compliance in all material respects with applicable government regulations;
- if SkyWest Airlines fails to satisfy certain performance and safety requirements;
- if, under certain circumstances, Delta has a right to terminate the ASA Delta Connection Agreement;
- if the other party files for bankruptcy, reorganization or similar action (subject to limitations imposed by the U.S. Bankruptcy Code) or if either party makes an assignment for the benefit of creditors; or
- if SkyWest Airlines fails to maintain competitive base rate costs (provided that SkyWest Airlines has the right to adjust its rates prior to any such termination).

ASA Delta Connection Agreement

ASA and Delta are parties to the ASA Delta Connection Agreement, dated as of September 8, 2005. As of December 31, 2008, ASA operated 39 CRJ700s, 110 CRJ200s and 12 ATR-72 turboprops for Delta under the ASA Delta Connection Agreement. The 12 ATR-72 turboprops are no longer in revenue service. ASA expects to return the aircraft to the lessor by February 28, 2009. ASA operates these aircraft to provide Delta Connection service between Delta hubs and destinations designated by Delta. As of December 31, 2008, ASA was operating more than 775 Delta Connection flights per day between Atlanta, Cincinnati and designated outlying destinations. Under the ASA Delta Connection Agreement, Delta is entitled to all passenger, cargo and other revenues associated with each flight. Commencing in 2008, ASA is guaranteed to maintain its percentage of total Delta Connection flights that it had in 2007, so long as its bid for additional regional flying is competitive with bids submitted by other regional carriers.

In exchange for providing the designated number of flights and performing ASA's other obligations under the ASA Delta Connection Agreement, ASA is scheduled to receive from Delta on a weekly basis (i) reimbursement for 100% of its direct costs related to Delta Connection flights plus (ii) if ASA completes a certain minimum percentage of its Delta Connection flights, an amount equal to a certain percentage of the direct costs (not including fuel costs) related to the Delta Connection flights. Costs directly reimbursed by Delta under the ASA Delta Connection Agreement include costs related to fuel, ground handling, and aircraft maintenance and ownership. The ASA Delta Connection Agreement also provides for incentive compensation based upon ASA's performance, including on-time arrival performance and completion percentage rates.

The ASA Delta Connection Agreement is scheduled to terminate on September 8, 2020, unless Delta elects to exercise its option to extend the term for up to four additional five-year terms. The ASA Delta Connection Agreement is subject to early termination in various circumstances including:

- if ASA or Delta commits a material breach of the ASA Delta Connection Agreement, subject to 30 days notice and cure rights;
- if ASA fails to conduct all flight operations and maintain all aircraft under the ASA Delta Connection Agreement in compliance in all material respects with applicable government regulations;

- if ASA fails to satisfy certain performance and safety requirements;
- if, under certain circumstances, Delta has a right to terminate the SkyWest Airlines Delta Connection Agreement;
- if the other party files for bankruptcy, reorganization or similar action (subject to limitations imposed by the U. S. Bankruptcy Code) or if either party makes an assignment for the benefit of creditors; or
- if ASA fails to maintain competitive base rate costs (provided that ASA has the right to adjust its rates prior to any such termination).

SkyWest Inc. Delta Connection Agreement

In December 2006, we expanded our relationship with Delta by entering into a Delta Connection Agreement which awarded us the right to operate 12 CRJ700s, previously operated by Comair. This Delta Connection Agreement is ancillary to, and satisfied certain obligations of Delta under the ASA Delta Connection Agreement. We have the right to designate either SkyWest Airlines or ASA to operate the 12 aircraft to provide service, primarily to and from Delta's Cincinnati hub through February 2012 (subject to Delta's right to extend the arrangement for up to three additional three-year terms). Under the arrangement, Delta has agreed to pay ASA or SkyWest Airlines, as applicable, a fixed-fee per completed block hour, a fixed-fee per completed departure, a fixed-fee for overhead, a one-time start-up payment for each aircraft delivered and incentive payments based upon performance, including on-time arrival performance and completion percentage rates. Additionally, Delta has agreed to reimburse SkyWest Airlines or ASA, as applicable, for certain operating costs under this Delta Connection Agreement.

SkyWest Airlines United Express Agreement

SkyWest Airlines and United are parties to the United Express Agreement entered into on July 31, 2003. As of December 31, 2008, SkyWest Airlines operated 52 CRJ700s, 67 CRJ200s and 44 Brasilia turboprops under the United Express Agreement, flying a total of approximately 990 United Express flights per day between Chicago (O'Hare), Denver, Los Angeles, San Francisco, Portland and Seattle/Tacoma and designated outlying destinations. Generally, under the United Express Agreement, United retains all air fares, cargo rates, mail charges and other revenues associated with each flight.

In exchange for providing the designated number of flights and performing SkyWest Airlines' obligations under the United Express Agreement, SkyWest Airlines receives from United compensation (subject to an annual adjustment) of a fixed-fee per completed block hour, a fixed-fee per completed departure, a fixed-fee per passenger, a fixed-fee for overhead and aircraft costs, and a one-time start-up payment for each aircraft delivered. The United Express Agreement provides for incentives based upon SkyWest Airlines' performance, including on-time arrival performance and completion percentage rates. Additionally, certain of SkyWest Airlines' operating costs are reimbursed by United, including costs related to fuel and aircraft ownership. As of December 31, 2008, 20 of the 44 Brasilia turboprops were operated under a revenue-sharing arrangement.

The United Express Agreement is scheduled to expire incrementally on December 31, 2011, 2013, 2015, 2018 and 2020. United has the option, upon one year's notice, of extending the United Express Agreement for five years. The United Express Agreement is subject to early termination in various circumstances including:

- if SkyWest Airlines or United fails to fulfill an obligation under the United Express Agreement for a period of 60 days after written notice to cure;

- if SkyWest Airlines' operations fall below certain performance levels for a period of three consecutive months;
- subject to limitations imposed by the U.S. Bankruptcy Code, if the other party becomes insolvent, fails to pay its debts when due, takes action leading to its cessation as a going concern, makes an assignment of substantially all of its assets, or ceases or suspends operations;
- if bankruptcy proceedings are commenced against the other party (subject to limitations imposed by the U.S. Bankruptcy Code) and certain specified conditions are not satisfied; or
- if SkyWest Airlines operates, subject to certain exceptions, any additional regional jets or turboprop aircraft pursuant to a marketing or code-share relationship with any party other than United to provide hub service at United's hubs in Chicago (O'Hare), Denver, San Francisco, Seattle/Tacoma, or Washington, D.C. (Dulles International Airport).

Midwest Airline Services Agreement

SkyWest Airlines and Midwest are parties to the Midwest Services Agreement entered into on December 20, 2006. In June 2008, SkyWest Airlines was notified that Midwest was in the process of organizing a financial restructuring. SkyWest Airlines subsequently agreed to reduce the number of aircraft operating under the Midwest Services Agreement from 21 aircraft to 12 aircraft. SkyWest Airlines also agreed to defer a portion of Midwest's weekly payment obligations from July 1, 2008 through November 30, 2008. The amount SkyWest Airlines agreed to defer, plus certain amounts Midwest owed to us at June 30, 2008, will be payable, with interest by Midwest in four equal quarterly payments starting on August 31, 2009. As of December 31, 2008, SkyWest Airlines flew approximately 80 Midwest Connect flights per day between Milwaukee and designated outlying destinations.

In exchange for providing the designated number of flights and performing SkyWest Airlines' other obligations under the Midwest Services Agreement, Midwest has agreed to pay SkyWest Airlines on a weekly basis a fixed fee per completed block hour, a fixed fee per completed departure, a fixed fee for overhead, and a reimbursement of certain direct costs when a new aircraft is delivered. The Midwest Services Agreement provides for incentives or penalties based upon SkyWest Airlines' performance, including on-time arrival performance and completion percentage rates. Additionally, Midwest has agreed to reimburse certain of SkyWest Airlines' operating costs, including costs related to fuel, landing fees, and catering.

The Midwest Services Agreement expires at various dates during 2010. The Midwest Services Agreement is subject to early termination in various circumstances, including:

- if the other party files for bankruptcy, reorganization or similar action (subject to limitations imposed by the U. S. Bankruptcy Code) or if either party makes an assignment for the benefit of creditors.
- if SkyWest Airlines or Midwest commits a material breach of the Midwest Services Agreement, subject to 30 days notice and cure rights;
- if SkyWest Airlines' operations fall below certain performance levels, subject to a cure period; or
- if SkyWest Airlines fails to conduct all flight operations and maintain all aircraft under the Midwest Services Agreement in compliance in all material respects with applicable government regulations.

Markets and Routes

As of December 31, 2008, SkyWest Airlines scheduled the following daily flights as a United Express carrier: 218 flights to or from Chicago O'Hare International Airport, 274 flights to or from

Denver International Airport, 212 flights to or from Los Angeles International Airport, 212 flights to or from San Francisco International Airport and 74 flights to or from other outlying airports.

As of December 31, 2008, SkyWest Airlines scheduled 87 daily flights as a Midwest Connect carrier to or from Milwaukee International Airport.

As of December 31, 2008, SkyWest Airlines and ASA scheduled the following daily flights as Delta Connection carriers: 718 flights to or from Hartsfield-Jackson Atlanta International Airport, 500 flights to or from Salt Lake City International Airport, 52 flights to or from Cincinnati/Northern Kentucky International Airport and five flights to or from other outlying airports.

Our flight schedules are structured to facilitate the connection of our passengers with flights of our major partners at the airports we serve.

Training and Aircraft Maintenance

SkyWest Airlines' and ASA's employees perform substantially all routine airframe and engine maintenance and periodic inspection of equipment at their respective maintenance facilities, and provide substantially all training to SkyWest Airlines and ASA crew members and maintenance personnel at their respective training facilities. SkyWest Airlines and ASA also contract with third party vendors for non-routine airframe and engine maintenance.

Fuel

Historically, we have not experienced problems with the availability of fuel, and believe we will be able to obtain fuel in quantities sufficient to meet our existing and anticipated future requirements at competitive prices. Standard industry contracts generally do not provide protection against fuel price increases, nor do they ensure availability of supply. However, our code-share agreements with Delta, United and Midwest provide for fuel used in the performance of the code-share agreements to be reimbursed by our major partners, thereby reducing our exposure to fuel price fluctuations. During the year ended December 31, 2008, approximately 97.1% of our fuel purchases were associated with our Delta, United and Midwest code-share agreements and were reimbursed by our major partners. A substantial increase in the price of jet fuel, to the extent our fuel costs are not reimbursed, or the lack of adequate fuel supplies in the future, could have a material adverse effect on our business, financial condition, results of operations and liquidity.

Employees

As of December 31, 2008, SkyWest and SkyWest Airlines collectively employed 8,987 full-time equivalent employees consisting of 4,229 pilots and flight attendants, 3,201customer service personnel, 1,079 mechanics and other maintenance personnel, and 478 administration and support personnel. None of these employees are currently represented by a union. We are aware, however, that collective bargaining group organization efforts among SkyWest Airlines' employees occur from time to time and we anticipate that such efforts will continue in the future. If unionization efforts are successful, we may be subjected to risks of work interruption or stoppage and/or incur additional expenses associated with increased union representation of our employees. SkyWest Airlines has never experienced a work stoppage due to a strike or other labor dispute, and we consider SkyWest Airlines' relationships with its employees to be good.

As of December 31, 2008, ASA employed approximately 4,348 full-time equivalent employees consisting of 2,502 pilots and flight attendants, 703 customer service personnel, 884 mechanics and other maintenance personnel, and 259 administration and support personnel. Three of ASA's employee groups are represented by unions. ASA's pilots are represented by the Air Line Pilots Association International, ASA's flight attendants are represented by the Association of Flight Attendants—CNA, and ASA's flight controllers are represented by the Professional Airline Flight Control Association. ASA's collective bargaining agreement with its pilots will become amendable on November 20, 2010. ASA's collective bargaining agreement with its flight attendants will become amendable in 2011. The collective bargaining agreement between ASA and its flight controllers became amendable in April 2006, and ASA is currently engaged in negotiations with its flight controllers. ASA has never experienced a work stoppage due to a strike or other labor dispute, and considers its relationships with employees to be good.

Government Regulation

All interstate air carriers, including SkyWest Airlines and ASA, are subject to regulation by the U.S. Department of Transportation (the "DOT"), the U.S. Federal Aviation Administration (the "FAA") and other governmental agencies. Regulations promulgated by the DOT primarily relate to economic aspects of air service. The FAA requires operating, air worthiness and other certificates; approval of personnel who may engage in flight, maintenance or operating activities; record-keeping procedures in accordance with FAA requirements; and FAA approval of flight training and retraining programs. Generally, governmental agencies enforce their regulations through, among other ways, certifications, which are necessary for the continued operations of SkyWest Airlines and ASA, and proceedings, which can result in civil or criminal penalties or revocation of operating authority. The FAA can also issue maintenance directives and other mandatory orders relating to, among other things, grounding of aircraft, inspection of aircraft, installation of new safety-related items and the mandatory removal and replacement of aircraft parts.

We believe SkyWest Airlines and ASA are operating in compliance with FAA regulations and hold all operating and airworthiness certificates and licenses which are necessary to conduct their respective operations. We incur substantial costs in maintaining current certifications and otherwise complying with the laws, rules and regulations to which SkyWest Airlines and ASA are subject. SkyWest Airlines' and ASA's flight operations, maintenance programs, record keeping and training programs are conducted under FAA approved procedures. SkyWest Airlines and ASA do not currently operate at any airports where landing slots are restricted.

All air carriers are required to comply with federal laws and regulations pertaining to noise abatement and engine emissions. All air carriers are also subject to certain provisions of the Federal Communications Act of 1934, as amended, because of their extensive use of radio and other communication facilities. SkyWest Airlines and ASA are also subject to certain other federal and state laws relating to protection of the environment, labor relations and equal employment opportunity. We believe SkyWest Airlines and ASA are in compliance in all material respects with these laws and regulations.

Environmental Matters

SkyWest, SkyWest Airlines and ASA are subject to various federal, state, local and foreign laws and regulations relating to environmental protection matters. These laws and regulations govern such matters as environmental reporting, storage and disposal of materials and chemicals and aircraft noise. We are, and expect in the future to be, involved in various environmental matters and conditions at, or related to, our properties. We are not currently subject to any environmental cleanup orders or actions imposed by regulatory authorities. We are not aware of any active material environmental investigations related to our assets or properties.

Safety and Security

We are committed to the safety and security of our passengers and employees. Since the September 11, 2001 terrorist attacks, SkyWest Airlines and ASA have taken many steps, both voluntarily and as mandated by governmental agencies, to increase the safety and security of their operations. Some of the safety and security measures we have taken with our code-share partners, include: aircraft security and surveillance, positive bag matching procedures, enhanced passenger and baggage screening and search procedures, and securing of cockpit doors. We are committed to complying with future safety and security requirements.

Insurance

SkyWest Airlines and ASA maintain insurance policies we believe are of types customary in the industry and in amounts we believe are adequate to protect against material loss. These policies principally provide coverage for public liability, passenger liability, baggage and cargo liability, property damage, including coverages for loss or damage to our flight equipment, and workers' compensation insurance. We cannot assure, however, that the amount of insurance we carry will be sufficient to protect us from material loss.

Seasonality

Our results of operations for any interim period are not necessarily indicative of those for the entire year, since the airline industry is subject to seasonal fluctuations and general economic conditions. Our operations are somewhat favorably affected by increased travel on our pro-rate routes, historically occurring in the summer months, and are unfavorably affected by decreased business travel during the months from November through January and by inclement weather which occasionally results in cancelled flights, principally during the winter months.

ITEM 1A. RISK FACTORS

In addition to factors discussed elsewhere in this Report, the following are important risks which could adversely affect our future results. Additional risks and uncertainties not presently known to us or that we currently do not deem material may also impair our business operations. If any of the risks we describe below occur, or if any unforeseen risk develops, our operating results may suffer, our financial condition may deteriorate, the trading price of our common stock may decline and investors could lose all or part of their investment in us.

Risks Related to Our Operations

We are highly dependent on Delta, United and Midwest.

If any of our code-share agreements are terminated, we would be significantly impacted and likely would not have an immediate source of revenue or earnings to offset such loss. A termination of any of these agreements would likely have a material adverse effect on our financial condition, operating revenues and net income unless we are able to enter into satisfactory substitute arrangements for the utilization of the affected aircraft by other code-share partners, or, alternatively, obtain the airport facilities and gates and make the other arrangements necessary to fly as an independent airline. We may not be able to enter into substitute code-share arrangements, and any such arrangements we might secure may not be as favorable to us as our current agreements. Operating our airline independent from major partners would be a significant departure from our business plan, would likely be very difficult and may require significant time and resources, which may not be available to us at that point.

The current terms of the SkyWest, SkyWest Airlines and ASA Delta Connection Agreements are subject to certain early termination provisions. Delta's termination rights include cross-termination rights (meaning that a breach by SkyWest Airlines or ASA of its Delta Connection Agreement could, under certain circumstances, permit Delta to terminate any or all of the Delta Connection Agreements), the right to terminate each of the agreements upon the occurrence of certain force majeure events (including certain labor-related events) that prevent SkyWest Airlines or ASA from performance for certain periods and the right to terminate each of the agreements if SkyWest Airlines or ASA, as applicable, fails to maintain competitive base rate costs, subject to certain rights of SkyWest Airlines to take corrective action to reimburse Delta for lost revenues. The current term of the SkyWest Airlines' United Express Agreement is subject to certain early termination provisions and subsequent renewals. United may terminate the United Express Agreement due to an uncured breach by SkyWest Airlines of certain operational and performance provisions, including measures and standards related to flight completions, baggage handling and on-time arrivals. The current term of the SkyWest Airlines' Midwest Services Agreement is subject to certain early termination provisions and subsequent renewals. Midwest may terminate the Midwest Services Agreement due to an uncured breach by SkyWest Airlines of certain operational and performance provisions, including measures and standards related to customer complaints factor, the care check factor or the customer experience pulse factor.

We currently use Delta's, United's and Midwest's systems, facilities and services to support a significant portion of our operations, including airport and terminal facilities and operations, information technology support, ticketing and reservations, scheduling, dispatching, fuel purchasing and ground handling services. If Delta, United or Midwest were to cease any of these operations or no longer provide these services to us, due to termination of one of our code-share agreements, a strike or other labor interruption by Delta, United or Midwest personnel or for any other reason, we may not be able to replace these services on terms and conditions as favorable as those we currently receive, or at all. Since our revenues and operating profits are dependent on our level of flight operations, we could then be forced to significantly reduce our operations. Furthermore, upon certain terminations of our code-share agreements, Delta, United and Midwest could require us to sell or assign to them facilities and inventories, including maintenance facilities, we use in connection with the code-share services we provide. As a result, in order to offer airline service after termination of any of our code-share agreements, we may have to replace these airport facilities, assets and services. We may be unable to arrange such replacements on satisfactory terms, or at all.

We may be negatively impacted by the troubled financial condition of Delta and United.

For the year ended December 31, 2008 approximately 96.6% of our ASMs were attributable to our code-share agreements with Delta and United. Both Delta and United have incurred significant losses in recent years, which materially weakened their financial condition. Because of their weakened financial condition, there is no assurance that either United or Delta will ultimately succeed or will remain a going concern over the long term. Volatility in fuel prices may negatively impact both Delta's and United's results of operations and financial condition. Among other risks, Delta and United are vulnerable both to unexpected events (such as additional terrorist attacks or additional spikes in jet fuel prices) and to deterioration of the operating environment (such as a recession or significant increased competition). There is no assurance that Delta or United will be able to operate successfully under these financial conditions.

In light of the importance of our code-share agreements with Delta and United to our business, the termination of these agreements could jeopardize our operations. Such events could leave us unable to operate much of our current aircraft fleet and the additional aircraft we are obligated to purchase, which would likely result, in a material adverse effect on our operations and financial condition.

The financial condition of Delta and United will continue to pose risks for our operations. Serial bankruptcies are not unprecedented in the commercial airline industry, and Delta and/or United could file for bankruptcy again, in which case our code-share agreements could be subject to termination under the U.S. Bankruptcy Code. Regardless of whether subsequent bankruptcy filings prove to be necessary, Delta and United have required, and will likely continue to require, our participation in efforts to reduce costs and improve their respective financial positions. These efforts could result in lower utilization rates of our aircraft, lower departure rates on the contract flying portion of our business, more volatile operating margins and more aggressive contractual positions, which could result in additional litigation. We believe that any of these developments could have a negative effect on many aspects of our operations and financial performance.

We may be negatively impacted by the troubled financial condition and restructuring of Midwest

In June 2008, we were notified that Midwest was in the process of organizing an out-of-court financial restructuring. In the event of a Midwest bankruptcy filing, Midwest may reject the Midwest Services Agreement in the bankruptcy proceedings. As of December 31, 2008, we operated 12 CRJ200s pursuant to the Midwest Services Agreement. For the year ended December 31, 2008 approximately 3.4% of our ASMs were generated under the Midwest Services Agreement. Midwest is currently working on a restructuring plan; and we have agreed to modify the payment terms of the Midwest Services Agreement, primarily to defer certain amounts payable to us by Midwest. There is no assurance that Midwest will ultimately succeed in its reorganization efforts or will remain a going concern over the long term. In the event of a Midwest bankruptcy filing or in the event of a re-negotiated contract in an out-of-court financial restructuring arrangement, we have the residual aircraft ownership risk. If, under such circumstances, we are unable to develop alternative uses for the aircraft we are currently flying for Midwest, such events would adversely affect our financial results.

The amounts we receive under our code-share agreements may be less than the actual amounts of the corresponding costs we incur.

Under our code-share agreements with Delta, United and Midwest, we are compensated for certain costs we incur in providing services. With respect to costs that are defined as "pass-through" costs, our code-share partner is obligated to pay to us the actual amount of the cost (and, with respect to the ASA Delta Connection Agreement, a pre-determined rate of return based upon the actual cost we incur). With respect to other costs, our code-share partner is obligated to pay to us amounts based, in part, on pre-determined rates for certain costs. During the year ended December 31, 2008, approximately 55% of our costs were pass-through costs and approximately 45% of our costs were reimbursable at pre-determined rates. These pre-determined rates may not be based on the actual expenses we incur in delivering the associated services. If we incur expenses that are greater than the pre-determined reimbursement amounts payable by our code-share partners, our financial results will be negatively affected.

SkyWest Airlines and ASA are engaged in litigation with Delta, which may negatively impact our financial results and our relationship with Delta

During the quarter ended December 31, 2007, Delta notified SkyWest, SkyWest Airlines and ASA of a dispute under the SkyWest Airlines and ASA Delta Connection Agreements. The dispute relates to allocation of liability for certain irregular operations ("IROP") expenses that are paid by SkyWest Airlines and ASA to Delta Connection passengers under certain situations. As a result of the dispute, Delta withheld a combined total of approximately $25 million (pretax) from one of the weekly scheduled wire payments to SkyWest and ASA during December 2007. Delta continues to withhold a portion of the funds we believe are payable as weekly scheduled wire payments to SkyWest and ASA. As of December 31, 2008, we had recognized a cumulative total of $32.4 million of revenue associated with funds withheld by Delta. On February 1, 2008, SkyWest Airlines and ASA filed a lawsuit in Georgia state court disputing Delta's treatment of the matter. The position Delta has taken with respect to IROP expenses is inconsistent with the parties' treatment of those expenses under the SkyWest Airlines and ASA Delta Connection Agreements since their execution in September 2005. We have not recorded an allowance related to the dispute in our consolidated financial statements. There can be no assurance that the dispute will be resolved consistent with the position taken by SkyWest Airlines and ASA. If the dispute is not resolved consistent with the position taken by SkyWest Airlines and ASA our financial results would be negatively impacted. The litigation may have other negative effects on our relationship with Delta and our operations under the existing Delta Connection Agreements.

We have a significant amount of contractual obligations.

As of December 31, 2008, we had a total of approximately $1.8 billion in total long-term debt obligations. Substantially all of this long-term debt was incurred in connection with the acquisition of aircraft, engines and related spare parts. We also have significant long-term lease obligations primarily relating to our aircraft fleet. These leases are classified as operating leases and therefore are not reflected as liabilities in our consolidated balance sheets. At December 31, 2008, we had 287 aircraft under lease, with remaining terms ranging from one to 17 years. Future minimum lease payments due under all long-term operating leases were approximately $3.0 billion at December 31, 2008. At a 7.39% discount factor, the present value of these lease obligations was equal to approximately $2.0 billion at December 31, 2008. As of December 31, 2008, we had commitments of approximately $459.7 million to purchase one CRJ900s and 18 CRJ700s. We expect to complete these deliveries by the first quarter of 2010. On January 9, 2009, we announced that ASA has reached an agreement with Delta to operate an additional 10 CRJ900 regional jet aircraft. The aircraft were previously ordered by Delta and are now being contracted for flying with ASA. ASA expects to take delivery of these aircraft between February and May 2009. Our high level of fixed obligations could impact our ability to obtain additional financing to support additional expansion plans or divert cash flows from operations and expansion plans to service the fixed obligations.

There are risks associated with our regional jet strategy, including potential oversupply and possible passenger dissatisfaction.

Our selection of Bombardier Regional Jets as the primary aircraft for our existing operations and projected growth involves risks, including the possibility that there may be an oversupply of regional jets available for sale in the foreseeable future, due, in part, to the financial difficulties of regional and major airlines, including Delta, United, Comair, Mesa and ExpressJet. A large supply of regional jets may allow other carriers, or even new carriers, to acquire aircraft for unusually low acquisition costs, allowing them to compete more effectively in the industry, which may ultimately harm our operations and financial performance.

Our regional jet strategy also presents the risk that passengers may find the Bombardier Regional Jets to be less attractive than other aircraft, including other regional jets. Recently, several other models of regional jets have been introduced by manufacturers other than Bombardier. If passengers develop a preference for other regional jet models, our results of operation and financial condition could be negatively impacted.

We may be limited from expanding our flying within the Delta and United flight systems, and there are constraints on our ability to provide airline services to airlines other than Delta and United.

Additional growth opportunities within the Delta and United flight systems are limited by various factors. Except as currently contemplated by our existing code-share agreements, we cannot assure that Delta or United will contract with us to fly any additional aircraft. We may not receive additional growth opportunities, or may agree to modifications to our code-share agreements that reduce certain benefits to us in order to obtain additional aircraft, or for other reasons. Furthermore, the troubled financial condition, bankruptcies and restructurings of Delta and United may reduce the growth of regional flying within their flight systems. Given the troubled nature of the airline industry, we believe that some of our competitors may be more inclined to accept reduced margins and less favorable contract terms in order to secure new or additional code-share operations. Even if we are offered growth opportunities by our major partners, those opportunities may involve economic terms or financing commitments that are unacceptable to us. Any one or more of these factors may reduce or eliminate our ability to expand our flight operations with our existing code-share partners. Additionally, even if Delta and/or United choose to expand our fleet on terms acceptable to us, they may be allowed at any time to subsequently reduce the number of aircraft covered by our code-share agreements. We also cannot assure you that we will be able to obtain the additional ground and maintenance facilities, including gates, and support equipment, to expand our operations. The failure to obtain these facilities and equipment would likely impede our efforts to implement our business strategy and could materially adversely affect our operating results and our financial condition.

Delta, United and/or Midwest may be restricted in increasing their business with us, due to "scope" clauses in the current collective bargaining agreements with their pilots that restrict the number and size of regional jets that may be operated in their flight systems not flown by their pilots. Delta's scope limitations restrict its partners from operating aircraft with over 76 seats, even if those aircraft are operated for an airline other than Delta. We cannot assure that these scope clauses will not become more restrictive in the future. Any additional limit on the number of regional jets we can fly for our code-share partners could have a material adverse effect on our expansion plans and the price of our common stock.

Our business model depends on major airlines, including Delta, United and Midwest, electing to contract with us instead of operating their own regional jets. Some major airlines, including Delta, American and Alaska Airlines, own their own regional airlines or operate their own regional jets instead of entering into contracts with regional carriers. We have no guarantee that in the future our code-share partners will choose to enter into contracts with us instead of operating their own regional jets. Our partners are not prohibited from doing so under our code-share agreements. A decision by Delta, United or Midwest to phase out code-share relationships and instead acquire and operate their own regional jets could have a material adverse effect on our financial condition, results of operations or the price of our common stock.

Additionally, our code-share agreements limit our ability to provide airline services to other airlines in certain major airport hubs of each of Delta and United. Under the SkyWest Airlines Delta Connection Agreement, our growth is contractually restricted in Atlanta, Cincinnati, Orlando and Salt Lake City. Under the ASA Delta Connection Agreement, our growth is restricted in Atlanta, Cincinnati, New York (John F. Kennedy International Airport), Orlando and Salt Lake City. Under SkyWest Airlines' United Express Agreement, growth is restricted in Chicago (O'Hare International Airport), Denver, San Francisco, Seattle/Tacoma and Washington D.C. (Dulles International Airport).

Economic and industry conditions constantly change, and negative economic conditions in the United States and other countries may create challenges for us that could materially and adversely affect our business and results of operations.

Our business and our results of operations are affected by many changing economic and other conditions beyond our control, including, among others:

- recent disruptions in the credit markets have resulted in greater volatility, less liquidity, widening of credit spreads, and decreased availability of financing. As a result of these factors, there can be no assurance that financing will be available to us on acceptable terms, if at all. An inability to obtain necessary additional financing on acceptable terms would have an adverse impact on us and on our ability to sustain our operations.
- actual or potential changes in international, national, regional and local economic, business and financial conditions, including recession, inflation, higher interest rates, wars, terrorist attacks or political instability;
- changes in consumer preferences, perceptions, spending patterns or demographic trends;
- changes in the competitive environment due to industry consolidation and other factors;
- actual or potential disruptions to U.S. air traffic control systems;
- outbreaks of diseases that affect travel behavior; and
- weather and natural disasters.

In addition, due to generally greater demand for air travel during the summer, our revenues in the second and third quarters of the year tend to be stronger than revenues in the first and fourth quarters of the year.

Reduced utilization levels of our aircraft under our code-share agreements would adversely impact our financial results.

Our code-share agreements set forth minimum levels of flight operations which our major partners are required to schedule for our operations and we are required to provide. These minimum flight operating levels are intended to compensate us for reduced operating efficiencies caused by production decreases made by our major partners under our respective code-share agreements. Generally, our major partners have utilized our flight operations at levels which exceed the minimum levels set forth in our code-share agreements. For the year ended December 31, 2008 our block hours decreased approximately 4.3% from the year ended December 31, 2007 and for certain months of the year ended December 31, 2008 the block hours flown under certain of our code-share agreements were lower than the minimum levels set forth in those agreements. However, if our major partners schedule the utilization of our aircraft below historical levels (including taking into account the stage length and frequency of our scheduled flights), we may not be able to maintain operating efficiencies previously obtained, which would negatively impact our operating results and financial condition. Continued reduced utilization levels of our aircraft under our code-share agreements would adversely impact our financial results.

Increased labor costs, strikes, labor disputes and increased unionization of our workforces may adversely affect our ability to conduct our business.

Our business is labor intensive, requiring large numbers of pilots, flight attendants, mechanics and other personnel. Labor costs constitute a significant percentage of our total operating costs. For example, during the year ended December 31, 2008, our salary, wage and benefit costs constituted approximately 22.3% of our total operating costs. Increases in our unionized labor costs could result in a material reduction in our earnings. Any new collective bargaining agreements entered into by other regional carriers with their work forces may also result in higher industry wages and increased pressure on us to increase the wages and benefits of our employees. Future agreements with unionized and non-unionized employees may be on terms that are not as attractive as our current agreements or comparable to agreements entered into by our competitors.

ASA's pilots, flight attendants and flight controllers are represented by unions, including: The Air Line Pilots Association, International, the Association of Flight Attendants—CNA and the Professional Airline Flight Control Association. ASA's collective bargaining agreement with its pilots will become amendable on November 20, 2010. ASA's collective bargaining agreement with its flight attendants will become amendable in 2011. The contract with ASA's flight controllers became amendable in April 2006, and ASA is currently engaged in negotiations with its flight controllers. Negotiations with unions representing ASA's employees could divert management attention and disrupt operations, which may result in increased operating expenses and may negatively impact our financial results. In addition, there are other ASA employees that are not currently represented by any union; however, collective bargaining group organization efforts among those employees occur from time to time. We recognize that such efforts will likely continue in the future and may ultimately result in additional ASA employees being represented by one or more unions. Moreover, we cannot predict the outcome of any future negotiations relating to union representation or collective bargaining agreements.

SkyWest Airlines' employees are not currently represented by any union; however, collective bargaining group organization efforts among those employees occur from time to time. We recognize that such efforts will likely continue in the future and may ultimately result in some or all of SkyWest Airlines' employees being represented by one or more unions. Moreover, one or more unions representing ASA employees may seek a single carrier determination by the National Mediation Board, which could require SkyWest Airlines to recognize such union or unions as the certified bargaining representative of SkyWest Airlines' employees. One or more unions representing ASA employees may also assert that SkyWest Airlines' employees should be subject to ASA collective bargaining agreements. If SkyWest Airlines' employees were to unionize or be deemed to be represented by one or more unions, negotiations with unions representing SkyWest Airlines' employees could divert management attention and disrupt operations, which may result in increased operating expenses and may negatively impact our financial results. Moreover, we cannot predict the outcome of any future negotiations relating to union representation or collective bargaining agreements. Agreements reached in collective bargaining may increase our operating expenses and negatively impact our financial results.

If unionizing efforts among SkyWest Airlines' employees are successful, we may be subjected to risks of work interruption or stoppage and/or incur additional administrative expenses associated with union representation.

If we are unable to reach labor agreements with any current or future unionized work groups, we may be subject to work interruptions or stoppages, which may adversely affect our ability to conduct our operations and may even allow Delta, United or Midwest to terminate their respective code-share agreement.

We have been adversely affected by increases in fuel prices, and we would be adversely affected by disruptions in the supply of fuel.

Dependence on foreign imports of crude oil, limited refining capacity and the possibility of changes in government policy on jet fuel production, transportation and marketing make it impossible to predict the future availability of jet fuel. If there are additional outbreaks of hostilities or other conflicts in oil-producing areas or elsewhere, or a reduction in refining capacity (due to weather events, for example), or governmental limits on the production or sale of jet fuel, there could be a reduction in the supply of jet fuel and significant increases in the cost of jet fuel. Major reductions in the availability of jet fuel or significant increases in its cost, or a continuation of current high prices for a significant period of time, would have a material adverse impact on us.

Pursuant to our contract flying arrangements, our partners have agreed to bear the economic risk of fuel price fluctuations on our contracted flights. We bear the economic risk of fuel price fluctuations on our pro-rate operations. As of December 31, 2008, essentially all of our Brasilia turboprops flown for Delta were flown under pro-rate arrangements while, approximately 42% of our Brasilia turboprops flown in the United system were flown under pro-rate arrangements. Our operating and financial results can be affected by the price and availability of jet fuel. Due to the competitive nature of the airline industry, we may not be able to pass on increased fuel prices to our pro-rate customers by increasing fares. Fuel prices are volatile, and increased significantly in 2007 and 2008. Although we have had some recent success in raising fares in our pro-rate markets, these fare increases have not kept pace with the recent extraordinary increases in the price of fuel. Furthermore, although fuel prices have moderated in recent months, increased fare competition and lower revenues may offset any potential benefit of lower fuel prices.

We may be unable to obtain all of the aircraft, engines, parts or related maintenance and support services we require, which could have a material adverse impact on our business.

We rely on a limited number of aircraft types, and are dependent on Bombardier as the sole manufacturer of our regional jets. For the year ended December 31, 2008, 50.5% of our available seat miles were flown using CRJ200s, 37.5% of our available seat miles were flown using CRJ700s and 7.2% of our available seat miles were flown using CRJ900s. As of December 31, 2008, we had commitments of approximately $459.7 million to purchase one CRJ900 and 18 CRJ700s. We expect to complete these deliveries by the first quarter of 2010. On January 9, 2009, we announced that ASA has reached an agreement with Delta to operate an additional ten CRJ900 regional jet aircraft. The aircraft were previously ordered by Delta and will be contracted for flying with ASA. ASA expects to take delivery of these aircraft between February and May 2009. The aircraft will serve as replacements for 20 CRJ200s that are scheduled for removal from contract service between April 2010 and August 2010, which is earlier than the existing scheduled termination dates as contained in the Delta Connection Agreement. Additionally, we have obtained options to acquire another 22 regional jets that can be delivered in 70 to 90-seat configurations. Delivery dates for these aircraft remain subject to final determination as agreed upon by us and our major partners.

Any significant disruption or delay in the expected delivery schedule of our fleet would adversely affect our business strategy and overall operations and could have a material adverse impact on our operating results or our financial condition. Certain of Bombardier's aerospace workers are represented by unions and have participated in at least one strike in recent history. Any future prolonged strike at Bombardier or delay in Bombardier's production schedule as a result of labor matters could disrupt the delivery of regional jets to us, which could adversely affect our planned fleet growth. We are also dependent on General Electric as the manufacturer of our aircraft engines. General Electric also provides parts, repair and overhaul services, and other types of support services on our engines. Our operations could be materially and adversely affected by the failure or inability of Bombardier or General Electric to provide sufficient parts or related maintenance and support services to us on a timely or economical basis, or the interruption of our flight operations as a result of unscheduled or unanticipated maintenance requirements for our aircraft or engines. In addition, the issuance of FAA directives restricting or prohibiting the use of Bombardier aircraft types we operate would have a material adverse effect on our business and operations.

Maintenance costs will likely continue to increase as the age of our regional jet fleet increases.

Our maintenance costs increased $83.7 million, or 28.1%, during the year ended December 31, 2008, compared to the year ended December 31, 2007. The average age of our CRJ200s is approximately 7.3 years. Most of the parts on the CRJ200 fleet are no longer under warranty and we have started to incur more heavy airframe checks and engine overhauls. Our maintenance costs are expected to continue to increase on this fleet. Under our United Express Agreement and Midwest Services Agreement, specific amounts are included in the current rates for future maintenance on CRJ200 engines used in our United Express and Midwest Connect operations. The actual cost of maintenance on CRJ200 engines may vary from the agreed upon rates.

Because the average age of our CRJ900s and CRJ700s as of December 31, 2008 was approximately 1.8 and 4.4 years, respectively, our CRJ900 and CRJ700 fleets require less maintenance now than it will in the future. We have incurred relatively low maintenance expenses on our CRJ900 and CRJ700 fleet because most of the parts on these aircraft are under multi-year warranties and a limited number of heavy airframe checks and engine overhauls have occurred. Our maintenance costs will increase significantly, both on an absolute basis and as a percentage of our operating expenses, as our fleet ages and these warranties expire.

If we incur problems with any of our third-party service providers, our operations could be adversely affected.

Our reliance upon others to provide essential services on behalf of our operations may limit our ability to control the efficiency and timeliness of contract services. We have entered into agreements with contractors to provide various facilities and services required for our operations, including fuel supply and delivery, aircraft maintenance, services and ground facilities, and expect to enter into additional similar agreements in the future. These agreements are subject to termination after notice. Any material problems with the efficiency and timeliness of our automated or contract services could have a material adverse effect on our business, financial condition and results of operations.

Interruptions or disruptions in service at one of our hub airports, due to adverse weather or for any other reason, could have a material adverse impact on our operations.

We currently operate primarily through hubs in Atlanta, Los Angeles, Milwaukee, San Francisco, Salt Lake City, Chicago, Denver, Cincinnati/Northern Kentucky and the Pacific Northwest. Nearly all of our flights will either originate or fly into one of these hubs. Our revenues depend primarily on our completion of flights and secondarily on service factors such as timeliness of departure and arrival. Any interruptions or disruptions could, therefore, severely and adversely affect us. Extreme weather can cause flight disruptions, and during periods of storms or adverse weather, fog, low temperatures, etc., our flights may be canceled or significantly delayed. Hurricanes Katrina and Rita, in particular, caused severe disruption to air travel in the affected areas and adversely affected airlines operating in the region, including ASA. We operate a significant number of flights to and from airports with particular weather difficulties, including Atlanta, Salt Lake City, Chicago, Milwaukee and Denver. A significant interruption or disruption in service at one of our hubs, due to adverse weather or otherwise, could result in the cancellation or delay of a significant portion of our flights and, as a result, could have a severe impact on our business, operations and financial performance.

Our investment in a foreign airline may negatively impact our profitability.

On September 4, 2008, we announced our intention to acquire a 20% interest in a Brazilian regional airline, Trip Linhas Aereas ("Trip"), for $30 million. As of December 31, 2008, we made an investment of $5 million for a 6.7% interest in Trip, which is recorded under "Other assets" on our consolidated balance sheet. If Trip meets or exceeds certain financial targets, we are scheduled to make an additional $15 million investment on March 1, 2009 and another $10 million investment on March 1, 2010. There is no assurance that Trip will ultimately succeed in its business plan. In the event that Trip incurs operating losses or files for bankruptcy, such events would negatively impact our profitability.

Fluctuations in interest rates could adversely affect our liquidity, operating expenses and results.

A substantial portion of our indebtedness bears interest at fluctuating interest rates. These are primarily based on the London interbank offered rate for deposits of U.S. dollars, or "LIBOR." LIBOR tends to fluctuate based on general economic conditions, general interest rates, federal reserve rates and the supply of and demand for credit in the London interbank market. We have not hedged our interest rate exposure and, accordingly, our interest expense for any particular period may fluctuate based on LIBOR and other variable interest rates. To the extent these interest rates increase, our interest expense will increase, in which event, we may have difficulty making interest payments and funding our other fixed costs and our available cash flow for general corporate requirements may be adversely affected.

Our business could be harmed if we lose the services of our key personnel.

Our business depends upon the efforts of our chief executive officer, Jerry C. Atkin, and our other key management and operating personnel. We may have difficulty replacing management or other key personnel who leave and, therefore, the loss of the services of any of these individuals could harm our business. We do not maintain key-man insurance on any of our executive officers.

Risks Related to the Airline Industry

We may be materially affected by uncertainties in the airline industry.

The airline industry has experienced tremendous challenges in recent years and will likely remain volatile for the foreseeable future. Among other factors, the financial challenges faced by major carriers, including Delta and United the slowing U.S. economy and increased hostilities in Iraq, the Middle East and other regions have significantly affected, and are likely to continue to affect, the U.S. airline industry. These events have resulted in declines and shifts in passenger demand, increased insurance costs, increased government regulations and tightened credit markets, all of which have affected, and will continue to affect, the operations and financial condition of participants in the industry, including us, major carriers (including our major partners), competitors and aircraft manufacturers. These industry developments raise substantial risks and uncertainties which will affect us, major carriers (including our major partners), competitors and aircraft manufacturers in ways that we are unable to currently predict.

The airline industry is highly competitive and has undergone a period of consolidation and transition leaving fewer potential code-share partners.

The airline industry is highly competitive. We not only compete with other regional airlines, some of which are owned by or operated as code-share partners of major airlines, but we also face competition from low-cost carriers and major airlines on many of our routes. Low-cost carriers such as Southwest, JetBlue, US Airways, Frontier, and AirTran, among others, operate at many of our hubs, resulting in significant price competition. Additionally, a large number of other carriers operate at our hubs, creating intense competition. Certain of our competitors are larger and have significantly greater financial and other resources than we do. Moreover, federal deregulation of the industry allows competitors to rapidly enter our markets and to quickly discount and restructure fares. The airline industry is particularly susceptible to price discounting because airlines incur only nominal costs to provide service to passengers occupying otherwise unsold seats. Increased fare competition could adversely affect our operations and the price of our common stock. The airline industry has undergone substantial consolidation, and it may in the future undergo additional consolidation. Recent examples include the merger between Delta and Northwest Airlines in October 2008. America West Airlines and US Airways in September 2005, and American Airlines' acquisition of the majority of Trans World Airlines' assets in 2001. Several of the major airlines are currently in discussions related to consolidation in the industry. Other developments include domestic and international code-share alliances between major carriers. Any additional consolidation or significant alliance activity within the airline industry could limit the number of potential partners with whom we could enter into code-share relationships and materially adversely affect our relationship with our code-share partners.

As a result of the Delta and Northwest merger, Delta may change its strategy regarding the use of its wholly owned regional carriers and the use of third party regional carriers such as SkyWest Airlines and ASA. Delta may also make other strategic changes such as changing and or consolidating hub locations. If Delta were to make changes such as these in its strategy and operations, our operations and financial results could be adversely impacted.

Terrorist activities or warnings have dramatically impacted the airline industry, and will likely continue to do so.

The terrorist attacks of September 11, 2001 and their aftermath have negatively impacted the airline industry in general, including our operations. The primary effects experienced by the airline industry include a substantial loss of passenger traffic and revenue. Although, to some degree, airline passenger traffic and revenue have recovered since the September 11th attacks, additional terrorist attacks could have a similar or even more pronounced effect. Even if additional terrorist attacks are not launched against the airline industry, there will be lasting consequences of the attacks, including increased security and insurance costs, increased concerns about future terrorist attacks, increased government regulation and airport delays due to heightened security. Additional terrorist attacks and the fear of such attacks could negatively impact the airline industry, and result in further decreased passenger traffic and yields, increased flight delays or cancellations associated with new government mandates, as well as increased security, fuel and other costs. We cannot provide any assurance that these events will not harm the airline industry generally or our operations or financial condition in particular.

Fuel costs have adversely affected, and will likely continue to adversely affect, the operations and financial performance of the airline industry.

The price of aircraft fuel is unpredictable and was volatile during much of 2008. Higher fuel prices may lead to higher airfares, which would tend to decrease the passenger load of our code-share partners. In the long run, such decreases will likely have an adverse effect on the number of flights such partner will ask us to provide and the revenues associated with such flights. Additionally, fuel shortages have been threatened. The future cost and availability of fuel to us cannot be predicted, and substantial fuel cost increases or the unavailability of adequate supplies of fuel may have a material adverse effect on our results of operations. During periods of increasing fuel costs, our operating margins have been, and will likely continue to be, adversely affected.

We are subject to significant governmental regulation.

All interstate air carriers, including SkyWest Airlines and ASA, are subject to regulation by the DOT, the FAA and other governmental agencies. Regulations promulgated by the DOT primarily relate to economic aspects of air service. The FAA requires operating, air worthiness and other certificates; approval of personnel who may engage in flight, maintenance or operation activities; record keeping procedures in accordance with FAA requirements; and FAA approval of flight training and retraining programs. We cannot predict whether we will be able to comply with all present and future laws, rules, regulations and certification requirements or that the cost of continued compliance will not have a material adverse effect on our operations. We incur substantial costs in maintaining our current certifications and otherwise complying with the laws, rules and regulations to which we are subject. A decision by the FAA to ground, or require time-consuming inspections of or maintenance on, all or any of our aircraft for any reason may have a material adverse effect on our operations. In addition to state and federal regulation, airports and municipalities enact rules and regulations that affect our operations. From time to time, various airports throughout the country have considered limiting the use of smaller aircraft, such as our aircraft, at such airports. The imposition of any limits on the use of our aircraft at any airport at which we operate could have a material adverse effect on our operations.

The occurrence of an aviation accident would negatively impact our operations and financial condition.

An accident or incident involving one of our aircraft could result in significant potential claims of injured passengers and others, as well as repair or replacement of a damaged aircraft and its consequential temporary or permanent loss from service. In the event of an accident, our liability insurance may not be adequate to offset our exposure to potential claims and we may be forced to bear substantial losses from the accident. Substantial claims resulting from an accident in excess of our related insurance coverage would harm our operational and financial results. Moreover, any aircraft accident or incident, even if fully insured, could cause a public perception that our operations are less safe or reliable than other airlines.

Risks Related to Our Common Stock

We can issue additional shares without shareholder approval.

Our Restated Articles of Incorporation, as amended (the "Restated Articles"), authorize the issuance of up to 120,000,000 shares of common stock, all of which may be issued without any action or approval by our shareholders. As of December 31, 2008, we had 56,369,712 shares outstanding. In addition, as of December 31, 2008, we had equity-based incentive plans under which 2,468,859 shares are reserved for issuance and an employee stock purchase plan under which 1,076,672 shares are reserved for issuance, both of which may dilute the ownership interest of our shareholders. Our Restated Articles also authorize the issuance of up to 5,000,000 shares of preferred stock. Our board of directors has the authority to issue preferred stock with the rights and preferences, and at the price, which it determines. Any shares of preferred stock issued would likely be senior to shares of our common stock in various regards, including dividends, payments upon liquidation and voting. The value of our common stock could be negatively affected by the issuance of any shares of preferred stock.

The amount of dividends we pay may decrease or we may not pay dividends.

Historically, we have paid dividends in varying amounts on our common stock. The future payment and amount of cash dividends will depend upon our financial condition and results of operations, loan covenants and other factors deemed relevant by our board of directors. There can be no assurance that we will continue our practice of paying dividends on our common stock or that we will have the financial resources to pay such dividends.

Provisions of our charter documents and code-share agreements may limit the ability or desire of others to gain control of our company.

Our ability to issue preferred and common shares without shareholder approval may have the effect of delaying or preventing a change in control and may adversely affect the voting and other rights of the holders of our common stock, even in circumstances where such a change in control would be viewed as desirable by most investors. The provisions of the Utah Control Shares Acquisitions Act may also discourage the acquisition of a significant interest in or control of our company. Additionally, our code-share agreements contain termination and extension trigger provisions related to change in control type transactions that may have the effect of deterring a change in control of our company.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None

ITEM 2. PROPERTIES

Flight Equipment

As of December 31, 2008, we owned or leased a fleet of aircraft, consisting of the following types of aircraft:

Aircraft Type	Number of Owned Aircraft	Number of Leased Aircraft	Passenger Capacity	Scheduled Flight Range (miles)	Average Cruising Speed (mph)	Average Age (years)
CRJ200s	86	164	50	1,500	530	7.3
CRJ700s	48	56	70	1,600	530	4.4
CRJ900s	10	10	90	1,500	530	1.8
Brasilia Turboprops	11	45	30	300	300	11.7
ATR-72 Turboprops(1)	—	12	66	300	300	15.2

(1) As of December 31, 2008, the 12 ATR-72 turboprops were no longer in revenue service, and ASA expects to return the aircraft to the lessor by February 28, 2009.

SkyWest Airlines has firm orders to acquire 18 new CRJ700s and one new CRJ900. On January 9, 2009, we announced that ASA has reached an agreement with Delta to operate an additional ten CRJ900 regional jet aircraft. The aircraft were previously ordered by Delta and are now being contracted for flying with ASA. ASA expects to take delivery of these aircraft between February and May 2009. The aircraft will serve as replacements for 20 CRJ200s that are scheduled for removal from contract service between April 2010 and August 2010, which is earlier than the existing scheduled termination dates as contained in the Delta Connection Agreement. In addition, gross committed expenditures for these 29 aircraft and related equipment, including estimated amounts for contractual price escalations will be approximately $459.7 million through the first quarter of 2010. SkyWest Airlines and ASA have also obtained combined options for another 22 Bombardier Regional Jets that can be delivered in either 70 or 90-seat configurations.

The following table outlines the number of Bombardier Regional Jets that SkyWest Airlines and ASA are scheduled to receive during each of the periods set forth below and the expected size and composition of our combined fleet following the receipt of these aircraft. The projected fleet size schedule below assumes aircraft financed under operating leases will be returned to the lessor at the end of the lease.

	During the fiscal year ending December 31,			
	2009	2010	2011	2012
Additional aircraft deliveries				
Additional CRJ200s	0	0	0	0
Additional CRJ700s	14	4	0	0
Additional CRJ900s	11	0	0	0

	As of December 31,			
	2009	2010	2011	2012
Expected fleet size				
Total Bombardier Regional Jets	399	389	385	371
Total Brasilia Turboprops	54	45	30	29
Total Combined Fleet	453	434	415	400

Bombardier Regional Jets

The Bombardier Regional Jets are among the quietest commercial jets currently available and offer many of the amenities of larger commercial jet aircraft, including flight attendant service, as well as a stand-up cabin, overhead and under seat storage, lavatories and in-flight snack and beverage service. The speed of Bombardier Regional Jets is comparable to larger aircraft operated by the major airlines, and they have a range of approximately 1,600 miles; however, because of their smaller size and efficient design, the per-flight cost of operating a Bombardier Regional Jet is generally less than that of a 120-seat or larger jet aircraft.

Brasilia Turboprops

The Brasilia turboprops are 30-seat, pressurized aircraft designed to operate more economically over short-haul routes than larger jet aircraft. These factors make it economically feasible for SkyWest Airlines to provide high frequency service in markets with relatively low volumes of passenger traffic. Passenger comfort features of the Brasilia turboprops include stand-up headroom, a lavatory, overhead baggage compartments and flight attendant service. We expect that Delta and United will want us to continue to operate Brasilia turboprops in markets where passenger load and other factors make the operation of a regional jet impractical. As of December 31, 2008, SkyWest Airlines operated 56 Brasilia turboprops out of Los Angeles, San Francisco, Salt Lake City, Seattle/Tacoma and Portland. SkyWest Airlines' Brasilia turboprops are generally used in its California markets, which are characterized by high frequency service on shorter stage lengths.

Ground Facilities

SkyWest Airlines and ASA own or lease the following principal properties:

SkyWest Airlines Facilities

- SkyWest Airlines owns a 56,600 square foot aircraft maintenance facility in Palm Springs, California.
- SkyWest Airlines leases a 131,300 square foot facility at the Salt Lake International Airport. This facility consists of a 58,400 square-foot aircraft maintenance hangar and a 72,900 square-foot

training and office facility. In January 2002, SkyWest Airlines entered into a sale lease-back agreement with the Salt Lake Airport Authority. SkyWest Airlines is leasing the facility under an operating lease arrangement over a 26-year term.

- SkyWest Airlines leases a 90,000 square foot aircraft maintenance and training facility at the Salt Lake City International Airport. The Salt Lake City facility consists of 40,000 square feet of maintenance facilities and 50,000 square feet of training and other facilities. We originally constructed the Salt Lake City facility and subsequently sold it to and leased it back from the Salt Lake City Airport Authority. SkyWest Airlines is leasing the facility under an operating lease arrangement over a 36-year term.
- SkyWest Airlines owns a 55,000 square-foot maintenance accessory shop and a 5,000 square-foot office facility in Salt Lake City, Utah.
- SkyWest Airlines leases a 90,000 square-foot maintenance hangar and a 15,000 square-foot office facility in Fresno, California.
- SkyWest Airlines leases a 70,000 square-foot maintenance hangar in Tucson, Arizona.
- SkyWest Airlines owns a 57,000 square-foot maintenance facility and a 28,000 square-foot office facility in Chicago, Illinois.
- SkyWest Airlines owns a 55,000 square-foot hangar and a 46,000 square-foot office facility in Colorado Springs, Colorado.
- SkyWest Airlines leases ticket counters, check-in and boarding and other facilities in the passenger terminal areas in the majority of the airports it serves and staffs those facilities with SkyWest Airlines personnel. Other airlines, including Delta, Midwest and United, provide ticket handling and/or ground support services for SkyWest Airlines in 65 of the 157 airports SkyWest Airlines serves.
- We own the corporate headquarters facilities of SkyWest and SkyWest Airlines, located in St. George, Utah, which consist of two adjacent buildings of 63,000 and 55,000 square feet, respectively. Both facilities were internally funded with cash generated from operations and were subsequently refinanced with third-party debt.

ASA Facilities

- ASA leases from the City of Atlanta Department of Aviation an aircraft hangar complex located at the Hartsfield-Jackson Atlanta International Airport. The complex includes a 204,827 square-foot hangar facility, a 15,015 square-foot ground service equipment maintenance facility, aircraft parking, employee parking, a newly-constructed 18,110 square-foot training facility and 71,209 square feet of newly-renovated office space which is utilized ASA's corporate headquarters. The lease agreement for the Aircraft Hanger Complex has a 25-year term and is scheduled to expire on April 30, 2033.
- ASA leases from Macon-Bib County Industrial Authority an aircraft hangar complex located at the Middle Georgia Regional Airport. The complex includes a 77,425 square-foot aircraft hangar facility and 41,140 square feet of training and office space. The lease agreement has a sixteen-year term and is scheduled to expire on April 1, 2018.
- ASA leases from the City of Baton Rouge/Parish of East Baton Rouge an aircraft hangar Complex located at the Baton Rouge Metropolitan Airport District. The complex includes a 27,000 square-foot hangar facility and 12,000 square feet of office support space. ASA has the right to occupy the Baton Rouge Aircraft Hangar Complex rent-free until 2022.

- ASA leases from Atlanta Telecom Center Acquisition, LLC. 63,800 square-foot warehouse facility located at the Hartsfield- Jackson Atlanta International Airport. The lease agreement has a ten-year term and is scheduled to expire on February 26, 2012.
- ASA leases smaller aircraft line maintenance facilities in Atlanta, Georgia; Cincinnati, Ohio; Columbia, South Carolina; Fort Walton Beach, Florida; Montgomery, Alabama and Shreveport, Louisiana.
- ASA leases from the City of Atlanta Department of Aviation 13 gates and other premises of the Central Passenger Terminal Complex (CPTC) located on Concourse C at Hartsfield-Jackson Atlanta International Airport. The CPTC lease agreement has a twenty -year term and is scheduled to expire on September 20, 2010.
- ASA leases from the City of Atlanta Department of Aviation three priority use gates on Concourse C at Hartsfield-Jackson Atlanta International Airport. The priority use gate agreement is scheduled to expire on September 20, 2010.
- ASA sub-leases from US Airways six gates on Concourse D at Hartsfield-Jackson Atlanta International Airport. The sub-lease agreement is scheduled to expire on September 20, 2010.
- ASA leases ticket counter, check-in, boarding and support facilities in the passenger terminal areas in the majority of the airports it serves and staffs those facilities with ASA personnel. Other airlines, including Delta, provide ticket handling and/or ground support services for ASA in 74 of the 110 airports ASA serves.

Our management deems SkyWest Airlines' and ASA's current facilities as being suitable and necessary to support existing operations and believes these facilities will be adequate for the foreseeable future.

ITEM 3. LEGAL PROCEEDINGS

We are subject to certain legal actions which we consider routine to our business activities. As of December 31, 2008, our management believed, after consultation with legal counsel, that the ultimate outcome of such legal matters is not likely to have a material adverse effect on our financial position, liquidity or results of operations. However, the following is a significant outstanding legal matter.

ASA and SkyWest Airlines v. Delta Air Lines

During the quarter ended December 31, 2007, Delta notified SkyWest, SkyWest Airlines and ASA of a dispute under the Delta Connection Agreements executed by Delta with SkyWest Airlines and ASA. The dispute relates to allocation of liability for certain irregular operations ("IROP") expenses that are paid by SkyWest Airlines and ASA to their passengers under certain situations. As a result, Delta withheld a combined total of approximately $25 million (pretax) from one of the weekly scheduled wire payments to SkyWest and ASA during December 2007. Delta continues to withhold a portion of the funds we believe are payable as weekly scheduled wire payments to SkyWest and ASA. As of December 31, 2008, we had recognized a cumulative total of $32.4 million of revenue associated with funds withheld by Delta. On February 1, 2008, SkyWest Airlines and ASA filed a lawsuit in Georgia state court disputing Delta's treatment of the matter (the "Complaint"). Delta filed an Answer to the Complaint and a Counterclaim against SkyWest Airlines and ASA on March 24, 2008. Delta's Counterclaim alleges that ASA and SkyWest Airlines breached the Delta Connection Agreements by invoicing Delta for the IROP expenses that were paid pursuant to Delta's policies, and claims only a portion of those expenses may be invoiced to Delta. Delta seeks unspecified damages in its Counterclaim.

On March 24, 2008, Delta also filed a Motion to Dismiss the Complaint. A hearing on the Motion was held June 5, 2008. In an order entered June 13, 2008, the Court granted in part and denied in part the Motion to Dismiss. The Court denied the Motion to Dismiss with respect to the breach of contract claim contained in the Complaint. The Court denied in part the Motion to Dismiss with respect to the action for declaratory judgment contained in the Complaint, and granted in part the Motion to Dismiss to the extent the Complaint seeks to read alternative or supplemental obligations created by prior conduct into the Connection Agreements. The Court granted the Motion to Dismiss with respect to claims for estoppel, unilateral mistake, and mutual mistake contained in the Complaint. SkyWest Airlines and ASA currently intend to vigorously pursue their claims set forth in the Complaint, to the extent permitted by the Court's ruling on the Motion to Dismiss, and their defenses to Delta's counterclaims.

We have evaluated the Delta dispute in accordance with the provisions of Statement of Financial Accounting Standard ("SFAS No.5"), Accounting for Contingencies. Based on the provisions of SFAS No. 5, an estimated loss is accrued if the loss is probable and reasonably estimable. Because these conditions have not been satisfied, we have not recorded a loss in our condensed consolidated financial statements as of December 31, 2008.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of the year ended December 31, 2008.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Price for Our Common Stock

Our common stock is traded on The Nasdaq National Market under the symbol "SKYW." At February 16, 2009, there were approximately 1,033 stockholders of record. Securities held of record do not include shares held in securities position listings. The following table sets forth the range of high and low closing sales prices for our common stock, during the periods indicated.

	2008		2007	
Quarter	High	Low	High	Low
First	$26.64	$20.43	$28.43	$24.70
Second	21.77	12.65	28.17	23.83
Third	20.64	11.45	25.44	21.94
Fourth	18.60	11.52	28.99	23.75

The transfer agent for our common stock is Zions First National Bank, Salt Lake City, Utah.

Dividends

During 2008 and 2007, our Board of Directors declared regular quarterly dividends of $0.03 per share. However, on November 12, 2008, our Board of Directors declared a regular quarterly cash dividend of $0.04 per share payable to stockholders of record on December 31, 2008, and paid the dividend on January 5, 2009.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table contains information regarding our equity compensation plans as of December 31, 2008.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in the First Column)
Equity compensation plans approved by security holders(1)	4,470,734	$20.90	3,545,531

(1) Consists of our Executive Stock Incentive Plan, our All Share Stock Option Plan, our SkyWest Inc. Long Term Incentive Plan, and our Employee Stock Purchase Plan. See Note 7 to our Consolidated Financial Statements for the fiscal year ended December 31, 2008, included in Item 8 of this Report, for additional information regarding these plans.

Purchases of Equity Securities

Our Board of Directors has adopted a stock repurchase program which authorizes us to repurchase shares of our common stock in the public market, from time to time, at prevailing prices. The stock repurchase program currently authorizes the repurchase of up to 15,000,000 shares of our common stock. The following table summarizes our purchases under the stock repurchase program for the three months ended December 31, 2008:

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of a Publicly Announced Program(1)	Maximum Number of Shares that May Yet Be Purchased Under the Program
October 1 – October 31, 2008 .	—	$ —	—	5,499,550
November 1 – November 30, 2008	580,874	13.25	580,874	4,918,676
December 1 – December 31, 2008	275,200	15.00	856,074	4,643,476
Total	856,074	$13.81	856,074	4,643,476

(1) Under resolutions adopted in February 2007, November 2007 and May 2008, our Board of Directors authorized the repurchase of up to 15,000,000 shares of our common stock. Purchases are made at management's discretion based on market conditions and our financial resources. As of December 31, 2008, we had spent approximately $228.6 million to purchase and retire approximately 10,356,524 shares of common stock. The authorization of Board of Directors does not have an expiration date.

Stock Performance Graph

The following Performance Graph and related information shall not be deemed "soliciting material" or "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or Securities Exchange Act of 1934, each as amended, except to the extent we specifically incorporate it by reference into such filing.

The following graph compares the cumulative total shareholder return on our common stock over the five-year period ended December 31, 2008, with the cumulative total return during such period of the Nasdaq Stock Market (U.S. Companies) and a peer group index composed of passenger airlines, the members of which are identified below (the "Peer Group") for the same period. The following graph assumes an initial investment of $100.00 with dividends reinvested. The stock performance shown on the graph below represents historical stock performance and is not necessarily indicative of future stock price performance.

Comparison of Cumulative Five Year Total Return


$300
$250
$200
$150
$100
$50
$0
SkyWest, Inc.
NASDAQ Composite
Peer Group
2003
2004
2005
2006
2007
2008

Company Name / Index	Base Period Dec03	Dec04	Dec05	Dec06	Dec07	Dec08
		INDEXED RETURNS				
		Years Ending				
SkyWest, Inc.	**100**	111.77	150.48	143.58	151.83	106.00
NASDAQ Composite	**100**	108.41	110.79	122.16	134.29	79.25
Peer Group	**100**	95.56	107.77	160.08	140.12	86.81

The Peer Group consists of regional and major passenger airlines with U.S operations that have equity securities traded on the Nasdaq Stock Market. The members of the Peer Group are: Air France-KLM-ADR; Air T, Inc.; Air Transport Services Group; Allegiant Travel Co.; British Airways PLC-ADR; Deutsche Lufthansa AG-ADR; Frontier Airlines Holdings; Great Lakes Aviation Ltd.; Hawaiian Holdings, Inc.; Japan Airlines Corp-ADR; JetBlue Airways Corp.; Mesa Air Group, Inc.; Pinnacle Airlines Corp.; Republic Airways Holdings Inc.; Ryanair Holdings PLC-ADR; SkyWest, Inc.; and UAL Corp.

ITEM 6. SELECTED FINANCIAL DATA

The following selected financial and operating data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our consolidated financial statements and related notes included elsewhere in this Report.

Selected Consolidated Financial Data (amounts in thousands, except per share data):

	Year Ended December 31,				
	2008	2007	2006	2005(2)	2004
Operating revenues	$3,496,249	$3,374,332	$3,114,656	$1,964,048	$1,156,044
Operating income	255,231	344,524	339,160	220,408	144,776
Net income	112,929	159,192	145,806	112,267	81,952
Net income per common share:					
Basic	$ 1.95	$ 2.54	$ 2.33	$ 1.94	$ 1.42
Diluted	1.93	2.49	2.30	1.90	1.40
Weighted average shares:					
Basic	57,790	62,710	62,474	57,851	57,858
Diluted	58,633	64,044	63,382	58,933	58,350
Total assets	$4,014,291	$3,990,525	$3,731,419	$3,320,646	$1,662,287
Current assets	1,220,668	1,210,139	1,095,454	693,632	712,337
Current liabilities	386,604	398,219	408,431	615,917	170,467
Long-term debt, net of current maturities	1,681,705	1,732,748	1,675,626	1,422,758	463,233
Stockholders' equity	1,275,521	1,246,007	1,178,293	913,198	779,055
Return on average equity(1)	9.0%	13.1%	13.9%	13.2%	11.0%
Cash dividends declared per common share	$ 0.13	$ 0.12	$ 0.12	$ 0.12	$ 0.12

(1) Calculated by dividing net income by the average of beginning and ending stockholders' equity for the year

(2) On September 7, 2005, we completed the acquisition of ASA from Delta for $421.3 million in cash. We paid $5.3 million of transaction fees and assumed approximately $1.25 billion in long-term debt and related assets. Our 2005 consolidated operating revenues contain 114 days of additional revenue and expenses generated by the ASA acquisition.

Selected Operating Data

	Year Ended December 31,				
	2008	2007	2006	2005	2004
Block hours	1,376,815	1,438,818	1,298,769	866,975	589,129
Departures	872,288	904,795	857,631	623,307	464,697
Passengers carried	33,461,819	34,392,755	31,465,552	20,343,975	13,424,520
Revenue passenger miles (000)	17,101,910	17,892,282	15,819,191	9,538,906	5,546,069
Available seat miles (000)	22,020,250	22,968,768	20,209,888	12,718,973	7,546,318
Revenue per available seat mile	15.9¢	14.7¢	15.4¢	15.4¢	15.3¢
Cost per available seat mile	15.2¢	13.7¢	14.3¢	14.1¢	13.6¢
Average passenger trip length	511	520	503	469	413
Number of operating aircraft at end of year	442	436	410	380	206

The following terms used in this section and elsewhere in this Report have the meanings indicated below:

"Revenue passenger miles" represents the number of miles flown by revenue passengers.

"Available seat miles" represents the number of seats available for passengers multiplied by the number of miles the seats are flown.

"Revenue per available seat mile" represents passenger revenue divided by available seat miles.

"Cost per available seat mile" represents operating expenses plus interest divided by available seat miles.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis presents factors that had a material effect on our results of operations during the years ended December 31, 2008, 2007 and 2006. Also discussed is our financial position as of the end of December 31, 2008 and 2007. You should read this discussion in conjunction with our consolidated financial statements, including the notes thereto, appearing elsewhere in this Report or incorporated herein by reference. This discussion and analysis contains forward-looking statements. Please refer to the sections of this Report entitled "Cautionary Statement Concerning Forward-looking Statements" and "Item 1A. Risk Factors" for discussion of some of the uncertainties, risks and assumptions associated with these statements.

Overview

Through SkyWest Airlines and ASA, we operate the largest regional airline in the United States. As of December 31, 2008, SkyWest Airlines and ASA offered scheduled passenger and air freight service with more than 2,300 total daily departures to 218 destinations in the United States, Canada, Mexico and the Caribbean. Additionally, as of December 31, 2008, we provided ground handling services for approximately eight other airlines throughout our system. As of December 31, 2008, we operated a combined fleet of 442 aircraft consisting of 250 CRJ200s (67 assigned to United, 162 assigned to Delta, 12 assigned to Midwest and nine used by SkyWest Airlines as additional maintenance spare aircraft) 104 CRJ700s (52 assigned to United and 52 assigned to Delta), 20 CRJ900s (all assigned to Delta), 56 Brasilia turboprops (44 assigned to United and 12 assigned to Delta), and 12 ATR-72 turboprops (all assigned to Delta). As of December 31, 2008, the 12 ATR-72 turboprops were no longer in revenue service, and ASA expects to return the aircraft to the lessor by February 28, 2009. We believe our success in attracting multiple contractual relationships with major airline partners is attributable to our delivery of high-quality customer service with an all cabin-class fleet at a competitive cost structure. For the year ended December 31, 2008, approximately 56.3% of our aggregate capacity was operated under the Delta code, approximately 40.3% was operated under the United code and approximately 3.4% was operated under the Midwest code.

SkyWest Airlines has been a code-share partner with Delta in Salt Lake City and United in Los Angeles since 1987 and 1997, respectively. In 1998, SkyWest Airlines expanded its relationship with United to provide service in Portland, Seattle/Tacoma, San Francisco and additional Los Angeles markets. In 2004, SkyWest Airlines expanded its United Express operations to provide service in Chicago. In December 2006, SkyWest Airlines and Midwest entered into an Airline Services Agreement (the "Midwest Services Agreement"). SkyWest Airlines serves markets from Midwest's hub in Milwaukee. As of December 31, 2008, SkyWest Airlines operated as a Delta Connection carrier in Salt Lake City, a United Express carrier in Los Angeles, San Francisco, Denver, Chicago and the Pacific Northwest, and a Midwest Connect carrier in Milwaukee operating more than 1,500 total daily flights.

ASA has been a code-share partner with Delta in Atlanta since 1984. ASA expanded its operations as a Delta Connection carrier to also include Cincinnati and Salt Lake City in September 2002 and April 2003, respectively. ASA operates approximately 775 daily flights, all in the Delta Connection system.

We provide a substantial majority of the regional airline service for Delta in Atlanta and Salt Lake City. In connection with our acquisition of ASA in September 2005, we established new, separate, but substantially similar, long-term fixed-fee Delta Connection Agreements with Delta for both SkyWest Airlines and ASA. We also obtained the right to use 29 gates in the Hartsfield-Jackson International Airport located in Atlanta, from which we currently provide service to Delta. Delta has also agreed that if Delta solicits requests for proposals to fly Delta Connection regional aircraft, ASA will be permitted to bid to maintain the same percentage of total Delta Connection regional jet flights that it operated during 2007, and, if ASA does not achieve the winning bid for the proposed flying, ASA will be permitted to match the terms of the winning bid to the extent necessary for ASA to maintain its percentage of Delta Connection regional jet flying that it operated during 2007.

Historically, multiple contractual relationships have enabled us to reduce reliance on any single major airline code and to enhance and stabilize operating results through a mix of contract flying and our controlled or "pro-rate" flying. For the year ended December 31, 2008, contract flying revenue and pro-rate revenue represented approximately 96% and 4%, respectively, of our total passenger revenues. On contract routes, the major airline partner controls scheduling, ticketing, pricing and seat inventories and we are compensated by the major airline partner at contracted rates based on the completed block hours, flight departures and other operating measures. On pro-rate flights, we control scheduling, ticketing, pricing and seat inventories and receive a pro-rated portion of passenger fares. As of December 31, 2008, essentially all of our Brasilia turboprops flown for Delta were flown under pro-rate arrangements, while approximately 58% of our Brasilia turboprops flown in the United system were flown under contractual arrangements, with the remaining 42% flown under pro-rate arrangements.

Financial Highlights

We had revenues of $3.5 billion for the year ended December 31, 2008, a 3.6% increase, compared to revenues of $3.4 billion for the year ended December 31, 2007. We had net income of $112.9 million for the year ended December 31, 2008, a decrease of 29.1%, or $1.93 per diluted share, compared to $159.2 million of net income, or $2.49 per diluted share, for the year ended December 31, 2007.

The significant items affecting our financial performance during 2008 are outlined below:

In June 2008, SkyWest Airlines was notified that Midwest was in the process of organizing a financial restructuring. Subsequently, SkyWest Airlines reached an agreement with Midwest to reduce the number of aircraft operating under the Midwest Services Agreement from 21 aircraft to 12 aircraft. As part of the modified terms, SkyWest Airlines agreed to defer a portion of Midwest's weekly payment obligations from July 1, 2008 through November 30, 2008. The amount we agreed to defer plus certain amounts Midwest owed to SkyWest Airlines at June 30, 2008 will be payable, with interest, by Midwest in four equal quarterly payments starting on August 31, 2009. Because of the unique modified payment terms associated with the deferred amounts, we did not recognize the revenue associated with the deferred payments in our consolidated statements of income for the year ended December 31, 2008. The total amount of deferred payments for the year ended December 31, 2008 is $9.0 million.

During 2008, our operating subsidiaries, SkyWest Airlines and ASA, experienced reductions in the block hours scheduled by their major partners under their code-sharing agreements. Under our contract flying arrangements with our partners, a portion of our compensation is received using fixed rates per completed block hour. This reduction in block hours reduced the profitability of SkyWest Airlines and ASA in 2008 under those agreements as we were unable to reduce our operating costs at the same rate as the reduction in scheduled block hours. The financial impact of the block hour reduction, imposed by our major partners during the year ended December 31, 2008 was larger than we originally anticipated. For the year ended December 31, 2008 our block hours have decreased approximately 4.3% from the year ended December 31, 2007.

We are at risk for increased fuel prices on our pro-rate flying operations, pursuant to which we receive a pro-rated portion of the passenger fare as revenue. As of December 31, 2008, we operated a total of 32 Brasilia turboprops under separate pro-rate agreements with Delta and United. During the year ended December 31, 2008, the cost of fuel associated with the pro-rate operations increased approximately $6.5 million (pre-tax) compared to the prior period.

Our maintenance costs increased $83.7 million, or 28.1%, during the year ended December 31, 2008, compared to the year ended December 31, 2007. The increase was primarily related to the timing of engine overhaul events. Our engine overhaul expense increased approximately $54.8 million during the year ended December 31, 2008 compared to the year ended December 31, 2007. The majority of the engine overhauls related to aircraft operated under our Delta Connection Agreements and we were reimbursed for such engine overhaul costs by Delta. Such reimbursements are reflected as passenger revenue in our consolidated statements of income. The increase in maintenance costs, excluding engine overhaul costs was principally due to other scheduled maintenance events on our aging CRJ200 and CRJ700 aircraft. Additionally, since December 31, 2007, we added four used CRJ200s and two used CRJ700s to our fleet. Compared to new aircraft, used aircraft typically experience higher maintenance costs during the first year of service.

Total available seat miles ("ASMs") for the year ended December 31, 2008 decreased 4.1%, compared to the year ended December 31, 2007, primarily as a result of our major partners decreasing the utilization of our aircraft and a reduction in the number of aircraft we operated for Midwest. During the year ended December 31, 2008, we generated 22.0 billion ASMs, compared to 23.0 billion ASMs during the year ended December 31, 2007.

At December 31, 2008, we had approximately $705.2 million in cash and cash equivalents, restricted cash and marketable securities, compared to approximately $660.4 million as of December 31, 2007. During the year ended December 31, 2008, we spent approximately $102.6 million to purchase and retire approximately 5.4 million shares of our common stock. During the year ended December 31, 2008, we acquired three new CRJ 900s, which were financed through long-term debt agreements. We also acquired two used CRJ 700s under sublease arrangements with a major partner at nominal monthly amounts. We also acquired four used CRJ200s, which we financed under long-term debt arrangements.

Outlook

On October 12, 2007, we announced SkyWest Airlines' plans to acquire 22 additional regional jet aircraft through 2010, 18 of which SkyWest Airlines intends to operate for United Express, as part of an aircraft transition plan. We believe this transition plan will allow United Express to remove 23 30-seat Brasilia turboprops from operation under the United Express Agreement and add 66 seat regional jet aircraft for United Express flying. Generally, the turboprop removals are intended to occur in conjunction with deliveries of new regional jet aircraft in order to ensure a smooth transition in existing markets. Additionally, SkyWest Airlines intends to exchange four 50-seat CRJ200s for four CRJ900s configured with 76 seats in its Delta Connection operations. On November 30, 2007, we announced that SkyWest Airlines placed a firm order for 22 aircraft with Bombardier. During the fourth quarter of 2008, SkyWest Airlines took delivery of three CRJ900s. SkyWest Airlines is scheduled to take delivery of the remaining aircraft during 2009 and the first quarter of 2010.

On January 9, 2009, we announced that ASA reached an agreement with Delta to operate an additional ten CRJ900 regional jet aircraft. The aircraft were previously ordered by Delta and are now being contracted for flying with ASA. ASA expects to take delivery of these aircraft between February and May 2009. We expect to acquire these aircraft under sublease arrangements with Delta at nominal monthly amounts. ASA intends to use the aircraft as replacements for 20, 50-seat CRJ200s that are scheduled for removal from contract service between April 2010 and August 2010, which is earlier than the existing scheduled termination dates as contained in the Delta Connection Agreement.

As of December 31, 2008, the 12 ATR-72 turboprops were no longer in revenue service, and ASA expects to return the aircraft to the lessor by February 28, 2009.

Critical Accounting Policies

Our significant accounting policies are summarized in Note 1 to our consolidated financial statements for the year ended December 31, 2008, included in Item 8 of this Report. Critical accounting policies are those policies that are most important to the preparation of our consolidated financial statements and require management's subjective and complex judgments due to the need to make estimates about the effect of matters that are inherently uncertain. Our critical accounting policies relate to revenue recognition, aircraft maintenance, aircraft leases, impairment of long-lived assets and intangibles, stock-based compensation expense and fair value as discussed below. The application of these accounting policies involves the exercise of judgment and the use of assumptions as to future uncertainties and, as a result, actual results will differ, and could differ materially from such estimates.

Revenue Recognition

Passenger and ground handling revenues are recognized when service is provided. Under our contract and pro-rate flying agreements with our code-share partners, revenue is considered earned when the flight is completed. Our agreements with our code-share partners contain certain provisions pursuant to which the parties could terminate the respective agreement, subject to certain rights of the other party, if certain performance criteria are not maintained. Our revenues could be impacted by a number of factors, including changes to the code-share agreements, contract modifications resulting from contract renegotiations and our ability to earn incentive payments contemplated under applicable agreements. In the event contracted rates are not finalized at a quarterly or annual financial statement date, we record that period's revenues based on the prior period's approved rates adjusted for the current contract negotiations. Also, in the event we have a reimbursement dispute with a major partner at a quarterly or annual financial statement date, we evaluate the dispute under our established revenue recognition criteria and, provided the revenue recognition criteria have been met, we recognize revenue for that period based on our estimate of the resolution of the dispute. Accordingly, we are required to exercise judgment and use assumptions in the application of our revenue recognition policy.

Maintenance

We use the direct-expense method of accounting for our regional jet aircraft engine overhaul costs. Under this method, the maintenance liability is not recorded until the maintenance services are performed. We use the "deferral method" of accounting for our Brasilia turboprop engine overhauls, which provides for engine overhaul costs to be capitalized and depreciated over the estimated useful life of the engine. For leased aircraft, we are subject to lease return provisions that require a minimum portion of the "life" of an overhaul be remaining on the engine at the lease return date. With respect to engine overhauls related to leased Brasilia turboprops to be returned, we adjust the estimated useful lives of the final engine overhauls based on the respective lease return dates. With respect to SkyWest Airlines, a third-party vendor provides our long-term engine services covering the scheduled and unscheduled repairs for engines on our CRJ700s operated under our United Express Agreement. Under the terms of the vendor agreement, we pay a set dollar amount per engine hour flown on a monthly basis and the third-party vendor assumes the obligation to repair the engines at no additional cost to us, subject to certain specified exclusions.

Aircraft Leases

The majority of SkyWest Airlines' aircraft are leased from third parties, while ASA's aircraft are primarily debt-financed on a long-term basis. In order to determine the proper classification of our leased aircraft as either operating leases or capital leases, we must make certain estimates at the inception of the lease relating to the economic useful life and the fair value of an asset as well as select an appropriate discount rate to be used in discounting future lease payments. These estimates are utilized by management in making computations as required by existing accounting standards that determine whether the lease is classified as an operating lease or a capital lease. All of our aircraft leases have been classified as operating leases, which results in rental payments being charged to expense over the terms of the related leases. Additionally, operating leases are not reflected in our condensed consolidated balance sheet and accordingly, neither a lease asset nor an obligation for future lease payments is reflected in our condensed consolidated balance sheet.

Impairment of Long-Lived and Intangible Assets

As of December 31, 2008, we had approximately $2.7 billion of property and equipment and related assets. Additionally, as of December 31, 2008, we had approximately $26.2 million in intangible assets. In accounting for these long-lived and intangible assets, we make estimates about the expected useful lives of the assets, the expected residual values of certain of these assets, and the potential for impairment based on the fair value of the assets and the cash flows they generate. We recorded an intangible of approximately $33.7 million relating to the acquisition of ASA. The intangible is being amortized over fifteen years under the straight-line method. As of December 31, 2008, we had recorded $7.5 million in accumulated amortization expense. Factors indicating potential impairment include, but are not limited to, significant decreases in the market value of the long-lived assets, a significant change in the condition of the long-lived assets and operating cash flow losses associated with the use of the long-lived assets. On a periodic basis, we evaluate whether the book value of our aircraft is impaired in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Based on the results of the evaluations, our management concluded no impairment was necessary as of December 31, 2008. However, there is inherent risk in estimating the future cash flows used in the impairment test. If cash flows do not materialize as estimated, there is a risk the impairment charges recognized to date may be inaccurate, or further impairment charges may be necessary in the future.

Stock-Based Compensation Expense

Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123(R), *Share-Based Payment* ("SFAS No. 123(R)"), using the modified-prospective transition method. Under the modified-prospective transition method, compensation cost recognized during the year ended December 31, 2006 includes compensation cost for all share-based payments granted to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123(R). Prior to January 1, 2006, we applied Accounting Principles Board ("Opinion No. 25"), and related interpretations in accounting for our stock-based compensation plans. Results for prior periods have not been restated.

Applying SFAS No. 123(R), we estimate the fair value of stock options as of the grant date using the Black-Scholes option pricing model. We use historical data to estimate option exercises and employee termination in the option pricing model. The expected term of options granted is derived from the output of the option pricing model and represents the period of time that options granted are expected to be outstanding. The expected volatilities are based on the historical volatility of our common stock and other factors.

Fair value

We have adopted SFAS No. 157 "Fair Value Measurements" ("SFAS 157") as it applies to financial assets and liabilities effective January 1, 2008. SFAS 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles ("GAAP") and enhances disclosures about fair value measurements. Fair value is defined under SFAS 157 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. For additional information on the fair value of certain financial assets and liabilities, see Note 5 to our consolidated financial statements.

Under SFAS 157, we utilize several valuation techniques in order to assess the fair value of our financial assets and liabilities. Our cash and cash equivalents primarily utilize quoted prices in active markets for identical assets or liabilities.

We have valued non-auction rate marketable securities using quoted prices in active markets for identical assets or liabilities. If a quoted price is not available, we utilize broker quotes in a non-active market for valuation of these securities. For auction-rate security instruments, quoted prices in active markets are no longer available. As a result, we have estimated the fair values of these securities utilizing a discounted cash flow.

Results of Operations

2008 Compared to 2007

Operational Statistics. The following table sets forth our major operational statistics and the associated percentages-of-change for the periods identified below.

	Year ended December 31,		
	2008	2007	% Change
Revenue passenger miles (000)	17,101,910	17,892,282	(4.4)
Available seat miles ("ASMs") (000)	22,020,250	22,968,768	(4.1)
Block hours	1,376,815	1,438,818	(4.3)
Departures	872,288	904,795	(3.6)
Passengers carried	33,461,819	34,392,755	(2.7)
Passenger load factor	77.7%	77.9%	(0.2)pts
Revenue per available seat mile	15.9¢	14.7¢	8.2
Cost per available seat mile	15.2¢	13.7¢	10.9
Fuel cost per available seat mile	5.5¢	4.6¢	19.6
Average passenger trip length (miles)	511	520	(1.7)

Revenues. Operating revenues increased $121.9 million, or 3.6%, during the year ended December 31, 2008, compared to the year ended December 31, 2007. We are reimbursed for our actual fuel costs by our major partners under our contract flying arrangements. For financial reporting purposes, we record these reimbursements as operating revenue. Under the SkyWest Airlines and ASA Delta Connection Agreements, we are reimbursed for our engine overhaul expenses. We also record those engine overhaul reimbursements as operating revenue. The following table summarizes the amount of fuel and engine overhaul reimbursements included in our passenger revenues (dollar amounts in thousands).

	Year end December 31,			
	2008	2007	$ Change	% Change
Passenger revenues	$3,466,287	$3,342,131	$124,156	3.7%
Less: Fuel reimbursement from major partners	1,185,201	1,034,630	150,571	14.6%
Less: Engine overhaul reimbursement from major partners	120,101	67,961	52,140	76.7%
Passenger revenue excluding fuel and engine overhauls reimbursements	$2,160,985	$2,239,540	$(78,555)	(3.5)%

Passenger revenues. Passenger revenues increased $124.2 million, or 3.7%, during the year ended December 31, 2008, compared to the year ended December 31, 2007. The increase in passenger revenues was primarily due to an increase in fuel and engine overhaul reimbursements from our major partners. The fuel reimbursement from our major partners increased $150.6 million or 14.6%, during the year ended December 31, 2008, compared to the year ended December 31, 2007. Our passenger revenues, excluding fuel and engine overhaul reimbursements from major partners, decreased $78.6 million, or 3.5%, during the year ended December 31, 2008, compared to the year ended December 31, 2007 . In June 2008, we were notified that Midwest was in the process of organizing a financial restructuring. We subsequently reached agreement with Midwest to reduce the number of aircraft operating under the Midwest Services Agreement from 21 aircraft to 12 aircraft. As part of the modified agreement, we agreed to defer a portion of Midwest's weekly payment obligations from July 1, 2008 through November 30, 2008. The amount we agreed to defer, plus certain amounts Midwest owed us at June 30, 2008, are payable, with interest, by Midwest in four equal quarterly payments starting on August 31, 2009. Because of the unique modified payment terms associated with the deferred amounts, we did not recognize the revenue associated with the deferred payments in our consolidated statements of income for the year ended December 31, 2008. The total amount of deferred payments for the year ended December 31, 2008 is $9.0 million.

Ground handling and other. Total ground handling and other revenues decreased $2.2 million, or 7.0%, during the year ended December 31, 2008, compared to the year ended December 31, 2007. Revenue earned under other ground handling contracts where we provide ground handling services for other airlines is presented in the "Ground handling and other" line in our consolidated statements of income. The decrease was primarily related to the lower volume of flights serviced under ground handling contracts with United and Delta, whereby we perform ground handling services for several other regional airlines.

Individual expense components are also expressed in the following table on the basis of cents per ASM. ASM is a common metric used in the airline industry to measure an airline's passenger capacity. ASMs reflect both the number of aircraft in an airline's fleet and the seat capacity for the aircraft in the fleet. As the size of our fleet is the underlying driver of our operating costs, the primary basis for our presentation in this Item 7 is on a cost per ASM basis to discuss significant changes in our costs not proportionate to the relative changes in our fleet size (dollar amounts in thousands).

	Year ended December 31,					
	2008 Amount	2007 Amount	$ Change Amount	% Change Percent	2008 Cents Per ASM	2007 Cents Per ASM
Aircraft fuel	$1,220,618	$1,062,079	$158,539	14.9%	5.5	4.6
Salaries, wages and benefits	724,094	726,947	(2,853)	(0.4)%	3.3	3.2
Aircraft maintenance, materials and repairs	381,653	297,960	83,693	28.1%	1.7	1.3
Aircraft rentals	295,784	294,443	1,341	0.5%	1.4	1.3
Depreciation and amortization	220,195	208,944	11,251	5.4%	1.0	0.9
Station rentals and landing fees	132,017	135,757	(3,740)	(2.8)%	0.6	0.6
Ground handling services	106,135	140,374	(34,239)	(24.4)%	0.5	0.6
Other	160,522	163,304	(2,782)	(1.7)%	0.7	0.7
Total operating expenses	3,241,018	3,029,808	211,210	7.0%	14.6	13.2
Interest	106,064	126,320	(20,256)	(16.0)%	0.5	0.5
Total airline expenses	$3,347,082	$3,156,128	190,954	6.1%	15.1	13.7

Fuel. Fuel costs increased $158.5 million, or 14.9% during the year ended December 31, 2008, compared to the year ended December 31, 2007. The average cost per gallon of fuel increased to $3.33 per gallon during the year ended December 31, 2008 from $2.41 during the year ended December 31, 2007. The increase in the average cost per gallon during the year ended December 31, 2008 was mitigated by United purchasing fuel directly from a fuel vendor for our United Express aircraft operated out of Chicago, San Francisco, Los Angeles and Denver. Midwest also purchased all of its fuel directly from fuel vendors, which reduced our total fuel costs and related passenger revenue. The following table summarizes the gallons of fuel we purchased directly, and the change in fuel price per gallon on our fuel expense:

(in thousands, except per gallon amounts)	For the year ended December 31, 2008	2007	% Change
Fuel gallons purchased	366,540	440,044	(16.7)%
Average price per gallon	$ 3.33	$ 2.41	38.2%
Fuel expense	$1,220,618	$1,062,079	14.9%

We are at risk for increased fuel prices on our pro-rate flying operations, whereby we receive a pro-rated portion of the passenger fare as revenue. As of December 31, 2008, we operated a total of 32 Brasilia turboprops under separate pro-rate agreements with Delta and United. During the year ended December 31, 2008, the cost of fuel associated with the pro-rate operations increased approximately $6.5 million (pre-tax) compared to the year ended December 31, 2007.

Salaries Wages and Employee Benefits. Salaries, wages and employee benefits decreased $2.9 million, or 0.4%, during the year ended December 31, 2008, compared to the year ended December 31, 2007. The average number of full-time equivalent employees decreased 2.6% to 14,315 for the year ended December 31, 2008, from 14,694 for the year ended December 31, 2007. The decrease in number of employees was significantly due to Delta assuming responsibility from ASA in June 2007 for the performance of customer service functions in Atlanta and United transitioning 16 stations from SkyWest Airlines to other ground handlers during the second quarter of 2008.

Aircraft maintenance, materials and repairs. Maintenance costs increased $83.7 million, or 28.1%, during the year ended December 31, 2008, compared to the year ended December 31, 2007. The increase was primarily related to the timing of engine overhaul events. Our engine overhaul expense increased approximately $54.8 million during the year ended December 31, 2008 compared to the year ended December 31, 2007. The majority of the engine overhauls related to aircraft operated under our Delta Connection Agreements and we were reimbursed for such engine overhaul costs by Delta. Such reimbursements are reflected as passenger revenue in our consolidated statements of income. The increase in maintenance excluding engine overhaul costs was principally due to other scheduled maintenance events on our aging CRJ200 and CRJ 700 aircraft and repairs incurred on aircraft damaged during the normal course of business. Additionally, since December 31, 2007, we added four used CRJ200s and two used CRJ700s to our fleet. Compared to new aircraft, used aircraft typically experience higher maintenance costs during the first year of service.

Under the United Express and Midwest Services Agreements, we recognize revenue at a fixed hourly rate for mature engine maintenance on regional jet engines. We record the gross amount of that maintenance as revenue in our consolidated statements of income, and we recognize engine maintenance expense on our CRJ 200 regional jet engines on an as incurred basis as maintenance expense in our consolidated statements of income. As a result, during the year ended December 31, 2008, we collected and recorded $31.4 million (pretax) of revenue in excess of our maintenance expense under the United Express Agreement and the Midwest Services Agreement, which is intended to compensate us for the expense of future engine maintenance overhauls.

Aircraft rentals. Aircraft rentals increased $1.3 million or 0.5% during the year ended December 31, 2008, compared to the year ended December 31, 2007. The increase in aircraft rents was primarily due to the addition of two used CRJ700s that were financed through long-term leases.

Depreciation and amortization. Depreciation and amortization expense increased $11.3 million , or 5.4%, during the year ended December 31, 2008, compared to the year ended December 31, 2007. The increase in depreciation and amortization was primarily due to the addition of four CRJ200 and three CRJ900s that were financed using long-term debt.

Station rentals and landing fees. Station rentals and landing fees expense decreased $3.7 million , or 2.8%, during the year ended December 31, 2008, compared to the year ended December 31, 2007. Our station rents and landing fee costs can be impacted based upon the volume of passengers carried and the number of departures. The decrease in station rentals and landing fees expense was primarily due to a 2.7% decrease in passengers carried and a 3.6% decrease in departures during the year ended December 31, 2008.

Ground handling service. Ground handling service expense decreased $34.2 million , or 24.4%, during the year ended December 31, 2008, compared to the year ended December 31, 2007. The decrease in ground handling was due primarily to Delta assuming responsibility from ASA in June 2007 for the performance of customer service functions in Atlanta and United transitioning 16 stations from SkyWest Airlines to other ground handlers during the second quarter of 2008.

Other expenses. Other expense, primarily consisting of property taxes, hull and liability insurance, crew simulator training and crew hotel costs, decreased $2.8 million , or 1.7%, during the year ended December 31, 2008, compared to the year ended December 31, 2007. The decrease in other expenses was primarily due to the decrease in crew simulator training and crew hotel costs. These decreases were due primarily to fewer training events in 2008, primarily caused by lower production such as a decrease of 3.6% in departures during the year ended December 31, 2008.

Interest. Interest expense decreased $20.3 million, or 16.0% during the year ended December 31, 2008 compared to the year ended December 31, 2007. The decrease in interest expense was substantially due to a decrease in interest rates. At December 31, 2008, we had variable rate notes representing 46.6% of our total long-term debt . The majority of our variable rate notes are based on the three-month and six-month LIBOR rates. At December 31, 2008, the three-month and six-month LIBOR rates were 1.43% and 1.75%, respectively. At December 31, 2007, the three-month and six-month LIBOR rates were 4.70% and 4.60%, respectively.

Total Airline Expenses. Total airline expenses (consisting of total operating and interest expenses) increased $191.0 million, or 6.1%, during the year ended December 31, 2008, compared to the year ended December 31, 2007. We are reimbursed for our actual fuel costs by our major partners under our contract flying arrangements. We record the amount of those reimbursements as revenue. Under the SkyWest Airlines and ASA Delta Connection Agreements, we are reimbursed for our engine overhaul expense, which we record as revenue. The following table summarizes the amount of fuel and engine overhaul expenses which are included in our total airline expenses (dollar amounts in thousands).

	For the year ended December 31,			
	2008	2007	$ Change	% Change
Total airline expense	$3,347,082	$3,156,128	$190,954	6.1%
Less: Fuel expense	1,220,618	1,062,079	158,539	14.9%
Less: Engine overhaul reimbursement from major partners	120,101	67,961	52,140	76.7%
Total airline expense excluding fuel and engine overhauls	$2,006,363	$2,026,088	$(19,735)	(1.0)%

Excluding fuel and engine overhaul costs, our total airline expense decreased $19.7 million, or 1.0%, during the year ended December 31, 2008, compared to the year ended December 31, 2007. The percentage decrease in total airline expenses excluding fuel and engine overhauls, was less than the percentage decrease in ASMs, which is primarily due to increases in non-engine overhaul maintenance expenses attributable to the increased age of our fleet.

Net Income. Primarily due to factors described above, net income decreased to $112.9 million, or $1.93 per diluted share, for the year ended December 31, 2008, compared to $159.2 million, or $2.49 per diluted share, for the year ended December 31, 2007.

2007 Compared to 2006

Operational Statistics. The following table sets forth our major operational statistics and the associated percentages-of-change for the periods identified below.

	Year ended December 31,		
	2007	2006	% Change
Revenue passenger miles (000)	17,892,282	15,819,191	13.1
Available seat miles ("ASMs") (000)	22,968,768	20,209,888	13.7
Block hours	1,438,818	1,298,769	10.8
Departures	904,795	857,631	5.5
Passengers carried	34,392,755	31,465,552	9.3
Passenger load factor	77.9%	78.3%	(0.4)pts
Revenue per available seat mile	14.7¢	15.4¢	(4.5)
Cost per available seat mile	13.7¢	14.3¢	(4.2)
Fuel cost per available seat mile	4.6¢	5.0¢	(8.0)
Average passenger trip length (miles)	520	503	3.4

Revenues. Operating revenues increased $259.7 million, or 8.3%, during the year ended December 31, 2007, compared to the year ended December 31, 2006. We are reimbursed for our actual fuel costs by our major partners under our contract flying arrangements. For financial reporting purposes, we record those reimbursements as operating revenue. Under the SkyWest Airlines and ASA Delta Connection Agreements, we are reimbursed for our engine overhaul expenses. We also record those engine overhaul reimbursements as operating revenue. The following table summarizes the amount of fuel and engine overhaul reimbursements included in our passenger revenues (dollar amounts in thousands).

	Year end December 31,			
	2007	2006	$ Change	% Change
Passenger revenues	$3,342,131	$3,087,215	$254,916	8.3%
Less: Fuel reimbursement from major partners	1,034,630	982,192	52,438	5.3%
Less: Engine overhaul reimbursement from major partners	67,961	40,996	26,965	65.8%
Passenger revenue excluding fuel and engine overhauls reimbursements	$2,239,540	$2,064,027	$175,513	8.5%

Passenger revenues. Passenger revenues increased $254.9 million, or 8.3%, during the year ended December 31, 2007 compared to the year ended December 31, 2006. The increase in passenger revenues was primarily due to an increase in fuel and engine overhaul reimbursements from our major partners. The fuel reimbursement from our major partners increased $52.4 million, or 5.3%, during the year ended December 31, 2007, compared to the year ended December 31, 2006. Our passenger revenues, excluding fuel and engine overhaul reimbursements from major partners, increased $175.5 million, or 8.5%, during the year ended December 31, 2007, compared to the year ended December 31, 2006. The increase in passenger revenues, excluding fuel and engine overhaul reimbursements, was less than the corresponding increase in ASMs, primarily due to operating efficiencies obtained from increased stage lengths flown by our regional jets.

Ground handling and other. Total ground handling and other revenues increased $4.8 million, or 17.3%, during the year ended December 31, 2007, compared to the year ended December 31, 2006. Revenue earned under other ground handling contracts where we provide ground handling services for other airlines is presented in the "Ground handling and other" line in our consolidated statements of income. The increase was primarily related to the higher volume of flights serviced under ground handling contracts with United and Delta, whereby we perform ground handling services for several other regional airlines.

Individual expense components are also expressed in the following table on the basis of cents per ASM. ASM is a common metric used in the airline industry to measure an airline's passenger capacity. ASMs reflect both the number of aircraft in an airline's fleet and the seat capacity for the aircraft in the fleet. As the size of our fleet is the underlying driver of our operating costs, the primary basis for our presentation in this Item 7 is on a cost per ASM basis to discuss significant changes in our costs not proportionate to the relative changes in our fleet size (dollar amounts in thousands).

	Year ended December 31,					
	2007	2006	$ Change	% Change	2007 Cents	2006 Cents
	Amount	Amount	Amount	Percent	Per ASM	Per ASM
Aircraft fuel	$1,062,079	$1,010,717	$ 51,362	5.1%	4.6	5.0
Salaries, wages and benefits	726,947	673,961	52,986	7.9%	3.2	3.3
Aircraft maintenance, materials and repairs	297,960	220,705	77,255	35.0%	1.3	1.1
Aircraft rentals	294,443	281,497	12,946	4.6%	1.3	1.4
Depreciation and amortization	208,944	189,885	19,059	10.0%	0.9	0.9
Station rentals and landing fees	135,757	118,990	16,767	14.1%	0.6	0.6
Ground handling services	140,374	134,034	6,340	4.7%	0.6	0.7
Other	163,304	145,707	17,597	12.1%	0.7	0.7
Total operating expenses	3,029,808	2,775,496	254,312	9.2%	13.2	13.7
Interest	126,320	118,002	8,318	7.0%	0.5	0.6
Total airline expenses	$3,156,128	$2,893,498	262,630	9.1%	13.7	14.3

Fuel. Fuel costs increased $51.4 million, or 5.1%, during the year ended December 31, 2007, compared to the year ended December 31, 2006. The average cost per gallon of fuel increased to $2.41 per gallon during the year ended December 31, 2007, from $2.20 during the year ended December 31, 2006. The increase in the average cost per gallon during the year ended December 31, 2007 was mitigated by United purchasing fuel directly from a fuel vendor for our United Express aircraft operated out of Chicago, San Francisco, Los Angeles and Denver. Midwest also purchased all of its fuel directly from fuel vendors, which reduced our total fuel costs and related passenger revenue. The following table summarizes the gallons of fuel we purchased directly, and the change in fuel price per gallon on our fuel expense:

	For the year ended December 31,		
(in thousands, except per gallon amounts)	2007	2006	% Change
Fuel gallons purchased	440,044	458,874	(4.1)%
Average price per gallon	$ 2.41	$ 2.20	9.5%
Fuel expense	$1,062,079	$1,010,717	5.1%

Salaries Wages and Employee Benefits. Salaries, wages and employee benefits increased $53.0 million, or 7.9%, during the year ended December 31, 2007, compared to the year ended December 31, 2006. The average number of full-time equivalent employees increased 1.7% to 14,694 for the year ended December 31, 2007, from 14,450 for the year ended December 31, 2006. The increase in number of employees was primarily due to the addition of personnel required to operate the additional aircraft we placed into service between December 31, 2006 and December 31, 2007, and related ground handling operations.

Aircraft maintenance, materials and repairs. Maintenance costs increased $77.3 million, or 35.0%, during the year ended December 31, 2007, compared to the year ended December 31, 2006. The increase was primarily related to the timing of engine overhaul events. Our engine overhaul expense increased approximately $28.8 million during the year ended December 31, 2007 compared to the year ended December 31, 2006. The majority of the engine overhauls related to aircraft operated under our Delta Connection Agreements and we were reimbursed for such engine overhaul costs by Delta. Such reimbursements are reflected as passenger revenue in our consolidated statements of income. The increase in maintenance expense, excluding engine overhaul costs, was principally due to other scheduled maintenance events.

Under the United Express and Midwest Services Agreements, we recognize revenue at a fixed hourly rate for mature engine maintenance on regional jet engines. We record the gross amount of that maintenance revenue in our consolidated statements of income, and we recognize engine maintenance expense on our CRJ 200 regional jet engines on an as incurred basis as maintenance expense in our consolidated statements of income. As a result, during the year ended December 31, 2007, we collected and recorded $30.3 million (pretax) of revenue in excess of our maintenance expense under the United Express Agreement and the Midwest Services Agreement, which is intended to compensate us for the expense of future engine maintenance overhauls.

Aircraft rentals. Aircraft rentals increased $12.9 million or 4.6% during the year ended December 31, 2007, compared to the year ended December 31, 2006. The increase in aircraft rents was primarily due to the addition of ten CRJ200s, nine CRJ700s and one CRJ900 that were financed through leases.

Depreciation and amortization. Depreciation and amortization expense increased $19.1 million , or 10.0%, during the year ended December 31, 2007, compared to the year ended December 31, 2006. The increase in depreciation and amortization was primarily due to the addition of one CRJ200, one CRJ700 and seven CRJ900s that were financed using long-term debt.

Station rentals and landing fees. Station rentals and landing fees expense increased $16.8 million , or 14.1%, during the year ended December 31, 2007, compared to the year ended December 31, 2006. The increase in station rentals and landing fees expense was primarily due to the addition of 26 aircraft during 2007.

Ground handling service. Ground handling service expense increased $6.3 million , or 4.7%, during the year ended December 31, 2007, compared to the year ended December 31, 2006. The increase in ground handling was less than the increase the increase in ASMs, primarily due to Delta assuming responsibility from ASA in June 2007 for the performance of customer service functions in Atlanta.

Other expenses. Other expenses, primarily consisting of property taxes, hull and liability insurance, crew simulator training, crew hotel costs, increased $17.6 million , or 12.1%, during the year ended December 31, 2007, compared to the year ended December 31, 2006. The increase in other expenses was primarily due to the addition of 26 aircraft during 2007.

Interest. Interest expense increased $8.3 million, or 7.0% during the year ended December 31, 2007 compared to the year ended December 31, 2006. The increase in depreciation and amortization was primarily due to the addition of one CRJ200, one CRJ700 and seven CRJ900s that were financed through long-term debt.

Total Airline Expenses. Total airline expenses (consisting of total operating and interest expenses) increased $262.6 million, or 9.1%, during the year ended December 31, 2007, compared to the year ended December 31, 2006. We are reimbursed for our actual fuel costs by our major partners under our contract flying arrangements. We record the amount of those reimbursements as revenue. Under the SkyWest Airlines and ASA Delta Connection Agreements, we are reimbursed for our engine overhaul expense, which we record as revenue. The following table summarizes the amount of fuel and engine overhaul expenses which are included in our total airline expenses (dollar amounts in thousands).

	For the year ended December 31,			
	2007	2006	$ Change	% Change
Total airline expense	$3,156,128	$2,893,498	$262,630	9.1%
Less: Fuel expense	1,062,079	1,010,717	51,362	5.1%
Less: Engine overhaul reimbursement from major partners	67,961	40,996	26,965	65.8%
Total airline expense excluding fuel and engine overhauls	$2,026,088	$1,841,785	$184,303	10.0%

Excluding fuel and engine overhaul costs, our total airline expense increased $184.3 million, or 10.0%, during the year ended December 31, 2007, compared to the year ended December 31, 2006. The percentage increase in total airline expenses excluding fuel and engine overhauls, was less than the percentage decrease in ASMs, which was primarily due to increases in non-engine overhaul maintenance expenses attributable to the increased age of our fleet.

Net Income. Primarily due to factors described above, net income increased to $159.2 million, or $2.49 per diluted share, for the year ended December 31, 2007, compared to $145.8 million, or $2.30 per diluted share, for the year ended December 31, 2006.

Liquidity and Capital Resources

We had working capital of $834.1 million and a current ratio of 3.2:1 at December 31, 2008, compared to working capital of $811.9 million and a current ratio of 3.0:1 at December 31, 2007. The increase was principally attributable to cash generated from operations during 2008. The principal sources of cash during the year ended December 31, 2008 were $415.5 million provided by operating activities, $80.4 million of proceeds from the issuance of long-term debt, $17.4 million from the sale of common stock in connection with the exercise of stock options under our stock option and employee stock purchase plans, $3.5 million from returns on aircraft deposits and $4.6 million from proceeds from the sale of property and equipment. We invested $50.4 million in marketable securities, invested $194.2 million in flight equipment, made principal payments on long-term debt of $119.8 million, repurchased $102.6 million of outstanding shares of our common stock, invested $37.6 million in buildings and ground equipment, paid $7.0 million in cash dividends and invested $6.6 million in other assets. These factors resulted in a $3.1 million increase in cash and cash equivalents during the year ended December 31, 2008.

Our position in marketable securities, consisting primarily of bonds, bond funds and commercial paper, increased to $568.6 million at December 31, 2008, compared to $522.9 million at December 31, 2007. The increase in marketable securities was due primarily to cash generated from operations in 2008 that were invested in marketable securities.

At December 31, 2008, our total capital mix was 43.1% equity and 56.9% debt, compared to 41.8% equity and 58.2% debt at December 31, 2007.

As of December 31, 2008, SkyWest Airlines has a $25 million line of credit. As of December 31, 2008 and 2007, SkyWest Airlines had no amount outstanding under the facility. The facility expires on March 31, 2009 and has a fixed interest rate of 4.01%.

As of December 31, 2008, we had $41.9 million in letters of credit and surety bonds outstanding with various banks and surety institutions.

As of December 31, 2008 and 2007, we classified $10.7 million and $14.7 million, respectively, as restricted cash, related to our workers compensation policies.

Significant Commitments and Obligations

General

The following table summarizes our commitments and obligations as noted for each of the next five years and thereafter (in thousands):

	Total	2009	2010	2011	2012	2013	Thereafter
Firm aircraft commitments	$ 459,695	$361,684	$ 98,011	$ —	$ —	$ —	$ —
Operating lease payments for aircraft and facility obligations	3,006,296	325,134	309,593	300,221	300,596	292,941	1,477,811
Interest commitments	716,107	98,291	91,404	84,296	76,073	67,083	298,960
Principal maturities on long-term debt	1,811,488	129,783	135,480	139,108	189,472	137,861	1,079,784
Total commitments and obligations	$5,993,586	$914,892	$634,488	$523,625	$566,141	$497,885	$2,856,555

Purchase Commitments and Options

On October 12, 2007, we announced SkyWest Airlines' plans to acquire 22 additional regional jet aircraft through 2010, 18 of which SkyWest Airlines intends to operate for United Express as part of an aircraft transition plan, allowing United Express to remove 23 30-seat Brasilia turboprops from the contract reimbursement model contemplated by the United Express Agreement and add 66-seat regional jet aircraft for United Express flying. Generally, the turboprop removals under the United Express Agreement are intended to occur in conjunction with deliveries of new regional jet aircraft in order to facilitate a smooth transition in existing markets. Additionally, SkyWest Airlines intends to exchange four CRJ200s for four CRJ900s in its Delta Connection operations. These four 50-seat CRJ200s are scheduled to be placed into service under other capacity purchase agreements. In November 2007, SkyWest Airlines placed a firm order with Bombardier for the 22 new aircraft. During the fourth quarter of 2008, SkyWest Airlines took delivery of three CRJ900s. SkyWest Airlines is scheduled to take delivery of the remaining aircraft during 2009 and the first quarter of 2010.

On January 9, 2009, we announced that ASA reached an agreement with Delta to operate 10 additional CRJ900 regional jet aircraft. The aircraft were previously ordered by Delta and are now being contracted for flying with ASA. ASA expects to take delivery of these aircraft between February and May 2009. We expect to acquire these aircraft under sublease arrangements with Delta at nominal monthly amounts. ASA intends to use the aircraft as replacements for 20 CRJ200s that are scheduled for removal from contract service between April 2010 and August 2010, which is earlier than the existing scheduled termination dates as contained in the Delta Connection Agreement.

Total expenditures for these aircraft and related flight equipment, including amounts for contractual price escalations, are estimated to be approximately $459.7 million through the first quarter of 2010. Additionally, SkyWest Airlines' agreement with Bombardier includes options for another 22 aircraft that can be delivered in either 70 or 90-seat configurations. Delivery dates for these aircraft remain subject to final determination as we agree upon with our major partners.

We have not historically funded a substantial portion of our aircraft acquisitions with working capital. Rather, we have generally funded our aircraft acquisitions through a combination of operating leases and long-term debt financing. At the time of each aircraft acquisition, we evaluate the financing alternatives available to us, and select one or more of these methods to fund the acquisition. In the event that alternative financing cannot be arranged at the time of delivery, Bombardier has typically financed our aircraft acquisitions until more permanent arrangements can be made. Subsequent to this initial acquisition of an aircraft, we may also refinance the aircraft or convert one form of financing to another (e.g., replacing debt financing with leveraged lease financing).

At present, we intend to satisfy our 2009 firm aircraft purchase commitment, as well as our acquisition of any additional aircraft, through a combination of operating leases and debt financing, consistent with our historical practices. Based on current market conditions and discussions with prospective leasing organizations and financial institutions, we currently believe that we will be able to obtain financing for our committed acquisitions, as well as additional aircraft, without materially reducing the amount of working capital available for our operating activities. Nonetheless, recent disruptions in the credit markets have resulted in greater volatility, decreased liquidity and limited availability of capital, and there is no assurance that we will be able to obtain necessary funding or that, if we are able to obtain necessary capital, the corresponding terms will be favorable or acceptable to us.

Aircraft Lease and Facility Obligations

We also have significant long-term lease obligations primarily relating to our aircraft fleet. At December 31, 2008, we had 287 aircraft under lease with remaining terms ranging from one to 17 years. Future minimum lease payments due under all long-term operating leases were approximately $3.0 billion at December 31, 2008. Assuming a 7.4% discount rate, which is the average rate used to approximate the implicit rates within the applicable aircraft leases, the present value of these lease obligations would have been equal to approximately $2.0 billion at December 31, 2008.

As part of our leveraged lease agreements, we typically agree to indemnify the equity/owner participant against liabilities that may arise due to changes in benefits from tax ownership of the respective leased aircraft. See Note 4 to our consolidated financial statements set forth in Item 8 of this Report.

Long-term Debt Obligations

Our total long-term debt at December 31, 2008 was $1,811.5 million, of which $1,805.4 million related to the acquisition of Brasilia turboprop, CRJ200, CRJ700 and CRJ900 aircraft and $6.1 million related to our corporate office building. The average effective interest rate on the debt related to the Brasilia turboprop and CRJ aircraft was approximately 5.5% at December 31, 2008. The average effective interest rate on the debt related to our corporate office building was approximately 7.9% at December 31, 2008.

Guarantees

We have guaranteed the obligations of SkyWest Airlines under the SkyWest Airlines Delta Connection Agreement and the Midwest Airline Services Agreement and the obligations of ASA under the ASA Delta Connection Agreement.

New Accounting Standards

In October 2008, the Financial Accounting Standards Board (the "FASB") issued Emerging Issues Task Force ("EITF") 08-6 *Equity Method Investment Accounting Considerations*, which address how the initial carrying value of an equity method investment should be determined, how an impairment assessment of an underlying indefinite-lived intangible asset of an equity method investment should be performed, and the accounting for an equity-method investee's issuance of shares. Our management believes that this will not have a material impact on our consolidated financial statements.

Also, in October 2008, the FASB issued Staff Position No. FAS 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active* ("FSP 157-3"). FSP 157-3 clarifies the application of SFAS 157, which we adopted as of January 1, 2008, in cases where a market is not active. We have considered the guidance provided by FSP 157-3 in our determination of estimated fair values as of December 31, 2008, and we do not believe the guidance had a material impact on our consolidated financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Aircraft Fuel

In the past, we have not experienced difficulties with fuel availability and we currently expect to be able to obtain fuel at prevailing prices in quantities sufficient to meet our future needs. Pursuant to our contract flying arrangements, United has agreed to bear the economic risk of fuel price fluctuations on our contracted United Express flights. On our Delta Connection regional jet flights, Delta has agreed to bear the economic risk of fuel price fluctuations. We bear the economic risk of fuel price fluctuations on our pro-rate operations. As of December 31, 2008, essentially all of our Brasilia turboprops flown for Delta were flown under pro-rate arrangements while, approximately 42% of our Brasilia turboprops flown in the United system were flown under pro-rate arrangements. The average price per gallon of aircraft fuel increased 38.2% to $3.33 for the year ended December 31, 2008, from $2.41 for the year ended December 31, 2007. For illustrative purposes only, we have estimated the impact of the market risk of fuel on our pro-rate operations using a hypothetical increase of 25% in the price per gallon we purchase. Based on this hypothetical assumption, we would have incurred an additional $9.0 million in fuel expense for the year ended December 31, 2008.

Interest Rates

Our earnings are affected by changes in interest rates due to the amounts of variable rate long-term debt and the amount of cash and securities held. The interest rates applicable to variable rate notes may rise and increase the amount of interest expense. We would also receive higher amounts of interest income on cash and securities held at the time; however, the market value of our available-for-sale securities would likely decline. At December 31, 2008, we had variable rate notes representing 46.6% of our total long-term debt compared to 49.6% of our long-term debt at December 31, 2007. For illustrative purposes only, we have estimated the impact of market risk using a hypothetical increase in interest rates of one percentage point for both variable rate long-term debt and cash and securities. Based on this hypothetical assumption, we would have incurred an additional $8.8 million in interest expense and received $6.7 million in additional interest income for the year ended December 31, 2008 and we would have incurred an additional $9.6 million in interest expense and received $6.9 million in additional interest income for the year ended December 31, 2007. However, under our contractual arrangement with our major partners, the majority of the increase in interest expense would be passed through and recorded as passenger revenue in the consolidated statement of income.

We currently intend to finance the acquisition of aircraft through manufacturer financing, third-party leases or long-term borrowings. Changes in interest rates may impact our actual costs of acquiring these aircraft.

Auction Rate Securities

We have investments in auction rate securities, which are classified as available for sale securities and reflected at fair value. Due primarily to instability in credit markets, we sold a portion of these investments. As of December 31, 2008, we had investments valued at a total of $4.7 million, of which $2.5 million were classified as Marketable Securities and $2.2 million were classified as Other Assets in our consolidated balance sheet. For a more detailed discussion on auction rate securities, including our methodology for estimating their fair value, see Note 5 to our consolidated financial statements appearing elsewhere in this Report.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The information set forth below should be read together with the "Management's Discussion and Analysis of Financial Condition and Results of Operations," appearing elsewhere herein.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
SkyWest, Inc.

We have audited the accompanying consolidated balance sheets of SkyWest, Inc. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SkyWest, Inc. and subsidiaries at December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), SkyWest, Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 20, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Salt Lake City, Utah
February 20, 2009

SKYWEST, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands)

ASSETS

	December 31, 2008	December 31, 2007
CURRENT ASSETS:		
Cash and cash equivalents	$ 125,892	$ 122,802
Marketable securities	568,567	522,925
Restricted cash	10,728	14,705
Income tax receivable	14,868	23,114
Receivables, net	55,458	81,216
Inventories, net	104,383	105,738
Prepaid aircraft rents	226,474	223,891
Deferred tax assets	76,093	70,523
Other current assets	38,205	45,225
Total current assets	1,220,668	1,210,139
PROPERTY AND EQUIPMENT:		
Aircraft and rotable spares	3,273,705	3,146,602
Deposits on aircraft	20,390	23,848
Buildings and ground equipment	239,573	215,466
	3,533,668	3,385,916
Less-accumulated depreciation and amortization	(824,293)	(685,327)
Total property and equipment, net	2,709,375	2,700,589
OTHER ASSETS		
Intangible assets, net	26,247	28,498
Other assets	58,001	51,299
Total other assets	84,248	79,797
Total assets	$4,014,291	$3,990,525

See accompanying notes to consolidated financial statements.

SKYWEST, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)

LIABILITIES AND STOCKHOLDERS' EQUITY

	December 31, 2008	December 31, 2007
CURRENT LIABILITIES:		
Current maturities of long-term debt	$ 129,783	$ 118,202
Accounts payable	110,902	133,728
Accrued salaries, wages and benefits	66,553	67,242
Accrued aircraft rents	25,676	26,516
Taxes other than income taxes	16,651	12,433
Other current liabilities	37,039	40,098
Total current liabilities	386,604	398,219
OTHER LONG TERM LIABILITIES	41,525	40,355
LONG TERM DEBT, net of current maturities	1,681,705	1,732,748
DEFERRED INCOME TAXES PAYABLE	507,113	445,993
DEFERRED AIRCRAFT CREDITS	121,823	127,203
COMMITMENTS AND CONTINGENCIES (Note 4)		
STOCKHOLDERS' EQUITY:		
Preferred stock, 5,000,000 shares authorized; none issued	—	—
Common stock, no par value, 120,000,000 shares authorized; 73,520,292 and 72,272,671 shares issued, respectively	562,395	533,545
Retained earnings	977,736	871,874
Treasury stock, at cost, 17,150,580 and 11,794,056 shares, respectively	(261,174)	(158,542)
Accumulated other comprehensive loss (Note 1)	(3,436)	(870)
Total stockholders' equity	1,275,521	1,246,007
Total liabilities and stockholders' equity	$4,014,291	$3,990,525

See accompanying notes to consolidated financial statements.

SKYWEST, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share amounts)

	Year Ended December 31,		
	2008	2007	2006
OPERATING REVENUES:			
Passenger	$3,466,287	$3,342,131	$3,087,215
Ground handling and other	29,962	32,201	27,441
Total operating revenues	3,496,249	3,374,332	3,114,656
OPERATING EXPENSES:			
Aircraft fuel	1,220,618	1,062,079	1,010,717
Salaries, wages and benefits	724,094	726,947	673,961
Aircraft maintenance, materials and repairs	381,653	297,960	220,705
Aircraft rentals	295,784	294,443	281,497
Depreciation and amortization	220,195	208,944	189,885
Station rentals and landing fees	132,017	135,757	118,990
Ground handling services	106,135	140,374	134,034
Other, net	160,522	163,304	145,707
Total operating expenses	3,241,018	3,029,808	2,775,496
OPERATING INCOME	255,231	344,524	339,160
OTHER INCOME (EXPENSE):			
Interest income	20,776	31,650	19,953
Interest expense	(106,064)	(126,320)	(118,002)
Other	6,240	467	(1,084)
Total other expense, net	(79,048)	(94,203)	(99,133)
INCOME BEFORE INCOME TAXES	176,183	250,321	240,027
PROVISION FOR INCOME TAXES	63,254	91,129	94,221
NET INCOME	$ 112,929	$ 159,192	$ 145,806
BASIC EARNINGS PER SHARE	$ 1.95	$ 2.54	$ 2.33
DILUTED EARNINGS PER SHARE	$ 1.93	$ 2.49	$ 2.30
Weighted average common shares:			
Basic	57,790	62,710	62,474
Diluted	58,633	64,044	63,382

See accompanying notes to consolidated financial statements.

SKYWEST, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

(In thousands)

	Common Stock		Retained Earnings	Treasury Stock		Accumulated Other Comprehensive Loss	Total
	Shares	Amount		Shares	Amount		
Balance at December 31, 2005	65,510	$364,535	$582,620	(6,794)	$ (32,551)	$(1,406)	$ 913,198
Comprehensive income:							
Net income	—	—	145,806	—	—	—	145,806
Net unrealized appreciation on marketable securities net of tax of $40	—	—	—	—	—	61	61
Total comprehensive income							145,867
Sale of common stock, net of offering costs and underwriting discount of $8,864	4,000	95,336	—	—	—	—	95,336
Exercise of common stock options	1,082	16,210	—	—	—	—	16,210
Sale of common stock under employee stock purchase plan	161	3,402	—	—	—	—	3,402
Stock based compensation expense related to the issuance of stock options and the employee stock purchase plan	—	10,771	—	—	—	—	10,771
Tax benefit from exercise of common stock Options	—	1,151	—	—	—	—	1,151
Cash dividends declared ($0.12 per share)	—	—	(7,642)	—	—	—	(7,642)
Balance at December 31, 2006	70,753	$491,405	$720,784	(6,794)	$ (32,551)	$(1,345)	$1,178,293
Comprehensive income:							
Net income	—	—	159,192	—	—	—	159,192
Net unrealized appreciation on marketable securities net of tax of $304	—	—	—	—	—	475	475
Total comprehensive income							159,667
Exercise of common stock options	1,066	19,572	—	—	—	—	19,572
Sale of common stock under employee stock purchase plan	454	9,378	—	—	—	—	9,378
Stock based compensation expense related to the issuance of stock options and the employee stock purchase plan	—	13,121	—	—	—	—	13,121
Tax benefit from exercise of common stock options	—	69	—	—	—	—	69
Treasury stock purchases	—	—	—	(5,000)	(125,991)	—	(125,991)
Cash dividends declared ($0.12 per share)	—	—	(8,102)	—	—	—	(8,102)
Balance at December 31, 2007	72,273	$533,545	$871,874	(11,794)	$(158,542)	$ (870)	$1,246,007
Comprehensive income:							
Net income	—	—	112,929	—	—	—	112,929
Net unrealized depreciation on marketable securities net of tax of $1,573	—	—	—	—	—	(2,566)	(2,566)
Total comprehensive income							110,363
Exercise of common stock options	439	6,135	—	—	—	—	6,135
Sale of common stock under employee stock purchase plan	808	11,227	—	—	—	—	11,227
Stock based compensation expense related to the issuance of stock options and the employee stock purchase plan	—	11,489	—	—	—	—	11,489
Tax benefit from exercise of common stock options	—	(1)	—	—	—	—	(1)
Treasury stock purchases	—	—	—	(5,357)	(102,632)	—	(102,632)
Cash dividends declared ($0.13 per share)	—	—	(7,067)	—	—	—	(7,067)
Balance at December 31, 2008	73,520	$562,395	$977,736	(17,151)	$(261,174)	$(3,436)	$1,275,521

See accompanying notes to consolidated financial statements.

SKYWEST, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,		
	2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 112,929	$ 159,192	$ 145,806
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	220,195	208,944	189,885
Stock based compensation expense	11,489	13,121	10,771
Maintenance expense related to disposition of rotable spares	—	—	797
Loss (gain) on sale of property and equipment	68	(467)	949
Loss on sale of marketable securities	—	—	135
Decrease in allowance for doubtful accounts	—	—	(11)
Net increase in deferred income taxes	55,541	106,112	90,071
Changes in operating assets and liabilities:			
Decrease in restricted cash	3,977	1,704	8,414
Decrease (increase) in receivables	25,758	(51,785)	(1,153)
Decrease (increase) in income tax receivable	8,246	(21,295)	10,715
Decrease (increase) in inventories	1,355	(20,578)	(16,549)
Decrease (increase) in other current assets and prepaid aircraft rents	4,437	(145)	(50,254)
Increase (decrease) in deferred aircraft credits	(5,140)	21,163	26,525
Increase (decrease) in accounts payable and accrued aircraft rents	(23,666)	(20,660)	59,342
Increase in other current liabilities	354	710	16,192
NET CASH PROVIDED BY OPERATING ACTIVITIES	415,543	396,016	491,635
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of marketable securities	(1,305,015)	(1,370,189)	(317,014)
Sales of marketable securities	1,254,574	1,067,815	255,918
Proceeds from the sale of property and equipment	4,580	11,290	7,322
Acquisition of property and equipment:			
Aircraft and rotable spare parts	(194,189)	(298,519)	(206,426)
Deposits on aircraft	—	(32,326)	(416)
Buildings and ground equipment	(37,627)	(37,547)	(38,670)
Increase in other assets	(6,559)	(2,783)	(6,124)
NET CASH USED IN INVESTING ACTIVITIES	(284,236)	(662,259)	(305,410)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of long-term debt	80,361	177,792	123,103
Principal payments on long-term debt	(119,823)	(110,973)	(92,875)
Return of deposits on aircraft and rotable spare parts	3,458	11,697	40,924
Payment on lines of credit	—	—	(90,000)
Tax benefit from exercise of common stock options	9	177	—
Net proceeds from issuance of common stock	17,361	28,950	114,948
Purchase of treasury stock	(102,632)	(125,991)	—
Payment of cash dividends	(6,951)	(8,061)	(7,485)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(128,217)	(26,409)	88,615
Increase (decrease) in cash and cash equivalents	3,090	(292,652)	274,840
Cash and cash equivalents at beginning of year	122,802	415,454	140,614
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 125,892	$ 122,802	$ 415,454
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Cash paid during the year for:			
Interest, net of capitalized amounts	$ 111,717	$ 112,547	$ 114,119
Income taxes	$ 23,876	$ 1,420	$ 2,077

See accompanying notes to consolidated financial statements.

SKYWEST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008

(1) Nature of Operations and Summary of Significant Accounting Policies

SkyWest, Inc. (the "Company"), through its wholly-owned subsidiaries, SkyWest Airlines, Inc. ("SkyWest Airlines") and Atlantic Southeast Airlines, Inc. ("ASA"), operates the largest regional airline in the United States. As of December 31, 2008, SkyWest and ASA offered scheduled passenger and air freight service with approximately 2,300 total daily departures to 218 different destinations in the United States, Canada, Mexico and the Caribbean. Additionally, the Company provides ground handling services for approximately eight other airlines throughout its system. As of December 31, 2008, the Company operated a fleet of 442 aircraft consisting of 250 50-seat Bombardier CRJ200 Regional Jet aircraft ("CRJ200s") (67 assigned to United Air Lines, Inc. ("United"), 162 assigned to Delta Air Lines, Inc. ("Delta"), 12 assigned to Midwest Airlines, Inc. ("Midwest") and nine used by SkyWest Airlines as additional maintenance spare aircraft) 104 70-seat Bombardier CRJ 700 Regional Jet aircraft ("CRJ700s") (52 assigned to United and 52 assigned to Delta), 20 70-90-seat Bombardier CRJ900 Regional Jet aircraft ("CRJ900") (all assigned to Delta), 56 Embraer Brasilia EMB-120 turboprops ("Brasilia Turboprops") (44 assigned to United and 12 assigned to Delta), and 12 Avions de Transport 72-210 ("ATR-72 turboprops") (all assigned to Delta). As of December 31, 2008, the 12 ATR-72 turboprops were no longer in revenue service, and ASA expects to return the aircraft to the lessor by February 28, 2009. For the year ended December 31, 2008, approximately 56.3% of the Company's capacity was operated under the Delta code, approximately 40.3% was operated under the United code and approximately 3.4% was operated under the Midwest code.

SkyWest Airlines has been a partner with Delta in Salt Lake City and United in Los Angeles since 1987 and 1997, respectively. In 1998, SkyWest Airlines expanded its relationship with United to provide service in Portland, Seattle/Tacoma, San Francisco and additional Los Angeles markets. In 2004, SkyWest Airlines expanded its United Express operations to provide service in Chicago. In December 2006, SkyWest Airlines and Midwest entered into an Airline Services Agreement (the "Midwest Services Agreement"). SkyWest Airlines serves markets from Midwest's hub in Milwaukee. As of December 31, 2008, SkyWest Airlines operated as a Delta Connection carrier in Salt Lake City, a United Express carrier in Los Angeles, San Francisco, Denver, Chicago and the Pacific Northwest, and a Midwest Connect carrier in Milwaukee operating more than 1,500 total daily flights.

ASA has been a code-share partner with Delta in Atlanta since 1984. ASA expanded its operations as a Delta Connection carrier to also include Cincinnati and Salt Lake City in September 2002 and April 2003, respectively. ASA operates approximately 775 daily flights, all in the Delta Connection system.

Basis of Presentation

The Company's consolidated financial statements include the accounts of SkyWest, Inc. and its wholly-owned subsidiaries, SkyWest Airlines and ASA, with all inter-company transactions and balances having been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the

(1) Nature of Operations and Summary of Significant Accounting Policies (Continued)

date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassification

Certain reclassifications have been made to the December 31, 2007 and 2006 consolidated financial statements to conform to current year presentation.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company classified $10.7 million and $14.7 million of cash as restricted cash as required by the Company's workers' compensation policy and classified it accordingly in the consolidated balance sheets as of December 31, 2008 and 2007, respectively.

Marketable Securities

The Company's investments in marketable debt and equity securities are deemed by management to be available for sale and are reported at fair market value with the net unrealized appreciation or depreciation reported as a component of accumulated other comprehensive loss in stockholders' equity. At the time of sale, any realized appreciation or depreciation, calculated by the specific identification method, is recognized in other income and expense. The Company's position in marketable securities as of December 31, 2008 and 2007 was as follows (in thousands):

	2008		2007	
Investment Types	**Cost**	**Market Value**	**Cost**	**Market Value**
Commercial paper	$ 24,855	$ 22,790	$ 14,974	$ 14,983
Bond and bond funds	546,003	542,733	507,147	505,706
Asset backed securities	5,330	5,277	2,208	2,236
	576,188	570,800	524,329	522,925
Unrealized loss	(5,388)	—	(1,404)	—
Total	$570,800	$570,800	$522,925	$522,925

Marketable securities had the following maturities as of December 31, 2008 (in thousands):

Maturities	**Amount**
Year 2009	$300,311
Years 2010 through 2013	67,058
Years 2014 through 2018	90
Thereafter	203,341

The Company has classified $568.6 million of marketable securities as short-term since it has the intent to maintain a liquid portfolio and the ability to redeem the securities within one year. The Company has classified approximately $2.2 million of investments as non-current and has identified

(1) Nature of Operations and Summary of Significant Accounting Policies (Continued)

them as "Other assets" in the Company's consolidated balance sheet as of December 31, 2008 (see Note 5).

Inventories

Inventories include expendable parts, fuel and supplies and are valued at cost (FIFO basis) less an allowance for obsolescence based on historical results and management's expectations of future operations. Expendable inventory parts are charged to expense as used. An obsolescence allowance for flight equipment expendable parts is accrued based on estimated lives of the corresponding fleet types and salvage values. The inventory allowance as of December 31, 2008 and 2007 was $5.5 million and $4.7 million, respectively. These allowances are based on management estimates, which are subject to change.

Property and Equipment

Property and equipment are stated at cost and depreciated over their useful lives to their estimated residual values using the straight-line method as follows:

Assets	Depreciable Life	Residual Value
Aircraft and rotable spares	10 - 18 years	0 - 30%
Ground equipment	5 - 7 years	0%
Office equipment	5 - 7 years	0%
Leasehold improvements	15 years or life of the lease	0%
Buildings	20 - 39.5 years	0%

Impairment of Long Lived and Intangible Assets

As of December 31, 2008, the Company had approximately $2.7 billion of property and equipment and related assets. Additionally, as of December 31, 2008, the Company had approximately $26.2 million in intangible assets. In accounting for these long-lived and intangible assets, the Company makes estimates about the expected useful lives of the assets, the expected residual values of certain of these assets, and the potential for impairment based on the fair value of the assets and the cash flows they generate. On September 7, 2005, the Company completed the acquisition of all of the issued and outstanding capital stock of ASA. The Company recorded an intangible asset of approximately $33.7 million relating to the acquisition of ASA. The intangible is being amortized over fifteen years under the straight-line method. As of December 31, 2008 and 2007, the Company had $7.5 million and $5.2 million in accumulated amortization expense, respectively. Factors indicating potential impairment include, but are not limited to, significant decreases in the market value of the long-lived assets, a significant change in the condition of the long-lived assets and operating cash flow losses associated with the use of the long-lived assets. On a periodic basis, the Company evaluates whether the book value of its aircraft is impaired in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. Based on the results

(1) Nature of Operations and Summary of Significant Accounting Policies (Continued)

of the evaluations, the Company's management concluded no impairment was necessary as of December 31, 2008.

Capitalized Interest

Interest is capitalized on aircraft purchase deposits and long-term construction projects as a portion of the cost of the asset and is depreciated over the estimated useful life of the asset. During the years ended December 31, 2008, 2007 and 2006, the Company capitalized interest costs of approximately $1.4 million, $0, and $0.6 million, respectively.

Maintenance

The Company operates under an FAA-approved continuous inspection and maintenance program. The Company uses the direct expense method of accounting for its regional jet engine overhauls wherein the expense is recorded when the overhaul event occurs. The Company has an engine services agreement with a third party vendor to provide long-term engine services covering the scheduled and unscheduled repairs for certain of its CRJ700 regional jet aircraft. Under the terms of the agreement, the Company pays a set dollar amount per engine hour flown on a monthly basis and the third party vendor will assume the responsibility to repair the engines at no additional cost to the Company, subject to certain specified exclusions. Maintenance costs under these contracts are recognized when the engine hour is flown pursuant to the terms of the contract. The Company uses the "deferral method" of accounting for its Brasilia turboprop engine overhauls wherein the overhaul costs are capitalized and depreciated over the estimated useful life of the engine. The costs of maintenance for airframe and avionics components, landing gear and normal recurring maintenance are expensed as incurred. For leased aircraft, the Company is subject to lease return provisions that require a minimum portion of the "life" of an overhaul be remaining on the engine at the lease return date. For Brasilia turboprop engine overhauls related to leased aircraft to be returned, the Company adjusts the estimated useful lives of the final engine overhauls based on the respective lease return dates.

Passenger and Ground Handling Revenues

The Company recognizes passenger and ground handling revenues when the service is provided. Under the Company's contract and pro-rate flying agreements with Delta, United and Midwest, revenue is considered earned when the flight is completed. Revenue is recognized under the Company's pro-rate flying agreements based upon the portion of the pro-rate passenger fare the Company anticipates that it will receive.

SkyWest Airlines and ASA have each entered into a Delta Connection Agreement with Delta, pursuant to which SkyWest Airlines and ASA provide contract flight services for Delta. Among other provisions, those Delta Connection Agreements provide that, upon the third anniversary of the execution of the agreements (September 8, 2008), the contractual rates under those agreements shall not exceed the average rate of all carriers within the Delta Connection Program. As of December 31, 2008, SkyWest Airlines and ASA had not finalized the contractual rates with Delta. In the event that the contractual rates have not been finalized at quarterly or annual financial statement dates, the Company records revenues based on the prior period's approved rates adjusted for the current contract negotiations.

(1) Nature of Operations and Summary of Significant Accounting Policies (Continued)

In the event the Company has a reimbursement dispute with a major partner, the Company evaluates the dispute under its established revenue recognition criteria and, provided the revenue recognition criteria have been met, the Company recognizes revenue based on management's estimate of the resolution of the dispute. During the quarter ended December 31, 2007, Delta notified the Company, SkyWest Airlines and ASA of a dispute under the Delta Connection Agreements executed by Delta with SkyWest Airlines and ASA. The dispute relates to allocation of liability for certain irregular operations ("IROP") expenses that are paid by SkyWest Airlines and ASA to their passengers under certain situations. As a result, Delta withheld a combined total of approximately $25 million (pretax) from one of the weekly scheduled wire payments to SkyWest and ASA during December 2007. Delta continues to withhold a portion of the funds the Company believes are payable as weekly scheduled wire payments to SkyWest and ASA (See Note 4 for additional details).

The Delta Connection Agreements executed by SkyWest Airlines and ASA provide for fifteen-year terms, subject to early termination by Delta, SkyWest Airlines or ASA, as applicable, upon the occurrence of certain events. Delta's termination rights include (i) cross-termination rights between the two Delta Connection Agreements, (ii) the right to terminate each of the Delta Connection Agreements upon the occurrence of certain force majeure events, including certain labor-related events, that prevent SkyWest Airlines or ASA from performance for certain periods, and (iii) the right to terminate each of the Delta Connection Agreements if SkyWest Airlines or ASA fails to maintain competitive base rate costs, subject to certain adjustment rights. The SkyWest Airlines and ASA Delta Connection Agreements establish a multi-year rate reset provisions. In the Delta Connection Agreements, the fixed-fee rates are specifically defined through 2009. The parties agreed that on or after a specified date in 2010 the parties would reset such rates to reflect SkyWest Airlines' actual costs in 2010 (with a similar process on each 5th year thereafter). In addition to the termination rights, Delta has the right to extend the term of the Delta Connection Agreements upon the occurrence of certain events or at the expiration of the initial term. SkyWest Airlines and ASA have the right to terminate their respective Delta Connection Agreement upon the occurrence of certain breaches by Delta, including the failure to cure payment defaults. SkyWest Airlines and ASA also have cross-termination rights between the two Delta Connection Agreements.

Under the terms of the SkyWest Airlines Delta Connection Agreement, Delta has agreed to compensate SkyWest Airlines for the direct costs associated with operating the Delta Connection flights, plus a payment based on block hours flown. Under the terms of the ASA Delta Connection Agreement, Delta has agreed to compensate ASA for its direct costs associated with operating the Delta Connection flights, plus, if ASA completes a certain minimum percentage of its Delta Connection flights, an additional percentage of such costs. Additionally, ASA's Delta Connection Agreement provides for the payment of incentive compensation upon satisfaction of certain performance goals. The incentives are defined in the ASA Delta Connection Agreement as being measured and determined on a monthly and quarterly basis. At the end of each quarter, the Company calculates the incentives achieved during the quarter and recognizes revenue accordingly. The parties to the Delta Connection Agreements make customary representations, warranties and covenants, including with respect to various operational, marketing and administrative matters.

SkyWest Airlines has entered into a United Express Agreement, which sets forth the principal terms and conditions governing SkyWest Airlines' United Express operations. Under the terms of the

(1) Nature of Operations and Summary of Significant Accounting Policies (Continued)

United Express Agreement, SkyWest Airlines is compensated primarily on a fee-per-completed-block hour and departure basis and is reimbursed for fuel and other costs. Additionally, SkyWest Airlines is eligible for incentive compensation upon the achievement of certain performance criteria. The incentives are defined in the United Express Agreement as being measured and determined on a monthly basis. At the end of each month, the Company calculates the incentives achieved during the month and recognizes revenue accordingly.

SkyWest Airlines and Midwest are parties to an Airlines Services Agreement entered into on December 20, 2006. Under the terms of the Midwest Services Agreement, SkyWest Airlines has agreed to operate up to 25 Bombardier CRJ200s under Midwest's code. In exchange for SkyWest Airlines' obligation to provide the designated number of flights and performing other obligations under the Midwest Services Agreement, Midwest has agreed to pay SkyWest Airlines on a weekly basis a fixed-fee per completed block hour, fixed-fee per completed departure, a fixed-fee for overhead, and a reimbursement of certain direct costs when a new aircraft is delivered. The Midwest Services Agreement provides for incentives or penalties based upon SkyWest Airlines' performance, including on-time arrival performance and completion percentage rates. Additionally, Midwest has agreed to reimburse certain of SkyWest Airlines' operating costs, including costs related to fuel, landing fees, and catering. In June 2008, SkyWest Airlines was notified that Midwest was in the process of organizing a financial restructuring. SkyWest Airlines subsequently reached agreement with Midwest to reduce the number of aircraft operating under the Midwest Services Agreement from 21 aircraft to 12 aircraft. As part of the modified terms, SkyWest Airlines agreed to defer a portion of Midwest's weekly payment obligations from July 1, 2008 through November 30, 2008. The amount SkyWest Airlines agreed to defer plus certain amounts Midwest owed to SkyWest Airlines at June 30, 2008, will be payable, with interest by Midwest in four equal quarterly payments starting on August 31, 2009. The total amount SkyWest Airlines has agreed to defer through November 30, 2008 is $9.0 million. Because of the unique modified payment terms associated with the deferred amounts, the Company did not recognize the revenue associated with the deferred payments in the Company's consolidated statements of income for the year ended December 31, 2008.

Under the Company's revenue agreements with Delta, United and Midwest, the Company earns revenue for an amount per aircraft designed to reimburse the Company for certain aircraft ownership costs. In accordance with Emerging Issues Task Force No. 01-08, *Determining Whether an Arrangement Contains a Lease* ("EITF 01-08"), the Company has concluded that a component of its revenue under these agreements is rental income, inasmuch as the Agreements identify the "right of use" of a specific type and number of aircraft over a stated period of time. The amounts deemed to be rental income under the agreements for the years ended December 31, 2008, 2007 and 2006 were $496.5 million, $516.9 million and $486.6 million, respectively. These amounts were recorded as passenger revenue on the Company's consolidated statements of income. Under the SkyWest Inc. Delta Connection Agreement, the SkyWest Airlines United Express Agreement and the Midwest Airlines Services Agreement, the Company receives a reimbursement for direct start-up costs for each additional aircraft placed into service. The start-up reimbursement is applicable to incremental costs specific to placing each additional aircraft into service. The Company recognizes the revenue associated with these reimbursement payments once the aircraft is placed into service.

(1) Nature of Operations and Summary of Significant Accounting Policies (Continued)

The Company's passenger and ground handling revenues could be impacted by a number of factors, including changes to the Company's code-share agreements with Delta, United or Midwest, contract modifications resulting from contract re-negotiations, the Company's ability to earn incentive payments contemplated under the Company's code-share agreements and Midwest's proposed financial restructuring and reimbursement disputes with our major partners.

Deferred Aircraft Credits

The Company accounts for incentives provided by aircraft manufacturers as deferred credits. The deferred credits related to leased aircraft are amortized on a straight-line basis as a reduction to rent expense over the lease term. Credits related to owned aircraft reduce the purchase price of the aircraft, which has the effect of amortizing the credits on a straight-line basis as a reduction in depreciation expense over the life of the related aircraft. The incentives are credits that may be used to purchase spare parts and pay for training and other expenses.

Income Taxes

The Company recognizes a liability or asset for the deferred tax consequences of all temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements that will result in taxable or deductible amounts in future years when the reported amounts of the assets and liabilities are recovered or settled.

Net Income Per Common Share

Basic net income per common share ("Basic EPS") excludes dilution and is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted net income per common share ("Diluted EPS") reflects the potential dilution that could occur if stock options or other contracts to issue common stock were exercised or converted into common stock. The computation of Diluted EPS does not assume exercise or conversion of securities that would have an anti-dilutive effect on net income per common share. During the years ended December 31, 2008, 2007 and 2006, 3,665,000, 529,000 and 1,219,000 shares reserved for issuance upon the exercise of outstanding options were excluded from the computation of Diluted EPS respectively, as their inclusion would be anti-dilutive.

The calculation of the weighted average number of common shares outstanding for Basic EPS and Diluted EPS are as follows for the years ended December 31, 2008, 2007 and 2006 (in thousands):

	Year Ended December 31,		
	2008	2007	2006
Numerator:			
Numerator for earnings per share	$112,929	$159,192	$145,806
Denominator:			
Denominator for basic earnings per-share weighted average shares	57,790	62,710	62,474
Dilution due to stock options and restricted stock	843	1,334	908
Denominator for diluted earnings per-share weighted average shares	58,633	64,044	63,382
Basic earnings per-share	$ 1.95	$ 2.54	$ 2.33
Diluted earnings per-share	$ 1.93	$ 2.49	$ 2.30

(1) Nature of Operations and Summary of Significant Accounting Policies (Continued)

Comprehensive Income

The Company reports comprehensive income in accordance with SFAS No. 130, *Reporting Comprehensive Income* ("SFAS No. 130"). SFAS No. 130 establishes standards for reporting and displaying comprehensive income and its components in the Company's financial statements. Comprehensive income includes charges and credits to stockholders' equity that are not the result of transactions with shareholders. These adjustments have been reflected in the accompanying consolidated statements of stockholders' equity and comprehensive income. Also, comprehensive income consisted of net income plus changes in unrealized appreciation (depreciation) on marketable securities, net of tax, for the periods indicated (in thousands):

	Year Ended December 31,		
	2008	2007	2006
Net Income	$112,929	$159,192	$145,806
Unrealized appreciation (depreciation) on marketable securities, net of tax	(2,566)	475	61
Comprehensive income	$110,363	$159,667	$145,867

Fair Value of Financial Instruments

The carrying amounts reported in the consolidated balance sheets for receivables and accounts payable approximate fair values because of the immediate or short-term maturity of these financial instruments. Marketable securities are reported at fair value based on market quoted prices in the consolidated balance sheets. However, due to recent events in credit markets, the auction events for some of these instruments held by the Company failed during the year ended December 31, 2008. Therefore, quoted prices in active markets are no longer available and the Company has estimated the fair values of these securities utilizing a discounted cash flow analysis as of December 31, 2008. These analyses consider, among other items, the collateralization underlying the security investments, the creditworthiness of the counterparty, the timing of expected future cash flows, and the expectation of the next time the security is expected to have a successful auction. The fair value of the Company's long-term debt is estimated based on current rates offered to the Company for similar debt and approximates $1,913.5 million as of December 31, 2008, as compared to the carrying amount of $1,811.5 million as of December 31, 2008. The Company's fair value of long-term debt as of December 31, 2007 was $1,838.6 million as compared to the carrying amount of $1,851.0 million as of December 31, 2007.

Segment Reporting

SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information* requires disclosures related to components of a company for which separate financial information is available that is evaluated regularly by the Company's chief operating decision maker in deciding how to allocate resources and in assessing performance. Management believes that the Company has only one reportable segment in accordance with SFAS No. 131 because the Company's business consists of scheduled regional airline service.

(1) Nature of Operations and Summary of Significant Accounting Policies (Continued)

New Accounting Standards

In October 2008, the Financial Accounting Standards Board (the "FASB") issued Emerging Issues Task Force ("EITF") 08-6 *Equity Method Investment Accounting Considerations*, which addresses how the initial carrying value of an equity method investment should be determined, how an impairment assessment of an underlying indefinite-lived intangible asset of an equity method investment should be performed, and the proper accounting of an equity method investee's issuance of shares. The Company's management believes that this will not have a material impact on the Company's consolidated financial statements.

In October 2008, the FASB issued Staff Position No. FAS 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active* (FSP 157-3). FSP 157-3 clarifies the application of SFAS 157, which the Company adopted as of January 1, 2008, in cases where a market is not active. The Company has considered the guidance provided by FSP 157-3 in its determination of estimated fair values as of December 31, 2008, and does not believe the guidance had a material impact on its consolidated financial statements.

(2) Long-term Debt

Long-term debt consisted of the following as of December 31, 2008 and 2007 (in thousands):

	December 31, 2008	December 31, 2007
Notes payable to banks, due in semi-annual installments, variable interest based on LIBOR, or with interest rates ranging from 2.54% to 5.60% through 2012 to 2020, secured by aircraft	$ 529,625	$ 577,390
Notes payable to a financing company, due in semi-annual installments, variable interest based on LIBOR, or with interest rates ranging from 2.08% to 7.52% through 2009 to 2021, secured by aircraft	594,999	611,995
Notes payable to banks, due in semi-annual installments plus interest at 6.06% to 7.18% through 2021, secured by aircraft	248,731	265,706
Notes payable to a financing company, due in semi-annual installments plus interest at 5.78% to 6.23% through 2019, secured by aircraft	74,455	80,585
Notes payable to banks, due in monthly installments plus interest of 3.82% to 8.18% through 2025, secured by aircraft	325,834	272,475
Notes payable to banks, due in semi-annual installments, plus interest at 6.05% through 2020, secured by aircraft	25,857	27,725
Notes payable to banks, due in semi-annual installments, plus interest at 3.72% to 3.86%, net of the benefits of interest rate subsidies through the Brazilian Export financing program, through 2011, secured by aircraft	5,936	8,569
Notes payable to a bank, due in monthly installments interest based on LIBOR through 2012, interest rate at 7.9% secured by building	6,051	6,505
Long-term debt	$1,811,488	$1,850,950
Less current maturities	(129,783)	(118,202)
Long-term debt, net of current maturities	$1,681,705	$1,732,748

(2) Long-term Debt (Continued)

At December 31, 2008, the three-month and six-month LIBOR rates were 1.43% and 1.75%, respectively.

The aggregate amounts of principal maturities of long-term debt as of December 31, 2008 were as follows (in thousands):

2009	$ 129,783
2010	135,480
2011	139,108
2012	189,472
2013	137,861
Thereafter	1,079,784
	$1,811,488

As of December 31, 2008 and 2007, SkyWest Airlines had a $25 million line of credit. As of December 31, 2008 and 2007, SkyWest Airlines had no amount outstanding under the facility. The facility expires on March 31, 2009 and has a fixed interest rate of 4.01%.

As of December 31, 2008, the Company had $41.9 million in letters of credit and surety bonds outstanding with various banks and surety institutions.

Certain of the Company's long-term debt arrangements contain limitations on, among other things, the sale or lease of assets and ratio of long-term debt to tangible net worth. As of December 31, 2008, the Company was in compliance with all debt covenants or had received debt covenant waivers for any default contained in its debt agreements. Management believes that in the absence of unusual circumstances, the working capital available to the Company will be sufficient to meet the present financial requirements, including expansion, capital expenditures, lease payments and debt service obligations for at least the next 12 months.

(3) Income Taxes

The provision for income taxes includes the following components (in thousands):

	Year ended December 31,		
	2008	2007	2006
Current tax provision (benefit):			
Federal	$ 5,360	$(14,355)	$(41,914)
State	(85)	(736)	(8,419)
	5,275	(15,091)	(50,333)
Deferred tax provision:			
Federal	53,748	99,026	123,646
State	4,231	7,194	20,908
	57,979	106,220	144,554
Provision for income taxes	$63,254	$ 91,129	$ 94,221

(3) Income Taxes (Continued)

The following is a reconciliation between the statutory Federal income tax rate of 35% and the effective rate which is derived by dividing the provision for income taxes by income before provision for income taxes (in thousands):

	Year ended December 31,		
	2008	2007	2006
Computed "expected" provision for income taxes at the statutory rates	$60,324	$87,612	$84,009
Increase in income taxes resulting from:			
State income taxes, net of Federal income tax benefit	5,032	6,268	11,867
Other, net	(2,102)	(2,751)	(1,655)
Provision for income taxes	$63,254	$91,129	$94,221

The significant components of the net deferred tax assets and liabilities are as follows (in thousands):

	As of December 31,	
	2008	2007
Deferred tax assets:		
Accrued benefits	$ 22,423	$ 20,134
Net operating loss carryforward	23,300	25,738
AMT credit carryforward	30,180	24,511
Deferred aircraft credits	46,831	45,531
Accrued reserves and other	14,463	7,739
Total deferred tax assets	137,197	123,653
Deferred tax liabilities:		
Accelerated depreciation	(568,217)	(490,134)
Maintenance and other	—	(8,989)
Total deferred tax liabilities	(568,217)	(499,123)
Net deferred tax liability	$(431,020)	$(375,470)

The Company's deferred tax liabilities were primarily generated through accelerated bonus depreciation on newly purchased aircraft and support equipment in accordance with the Job Creation and Worker Assistance Act of 2002.

At December 31, 2008, the Company had federal net operating losses of approximately $40.9 million and state net operating losses of approximately $376.8 million which will start to expire in 2026 and 2010 respectively. As of December 31, 2008, the Company also had an alternative minimum tax credit of approximately $30.2 million which does not expire.

(4) Commitments and Contingencies

Lease Obligations

The Company leases 287 aircraft, as well as airport facilities, office space, and various other property and equipment under non-cancelable operating leases which are generally on a long-term net rent basis where the Company pays taxes, maintenance, insurance and certain other operating expenses applicable to the leased property. Management expects that, in the normal course of business, leases that expire will be renewed or replaced by other leases. The following table summarizes future minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2008 (in thousands):

Year ending December 31,	
2009	$ 325,134
2010	309,593
2011	300,221
2012	300,596
2013	292,941
Thereafter	1,477,811
	$3,006,296

FASB Interpretation No. 46 ("FIN 46"), *Consolidation of Variable Interest Entities*, requires the consolidation of variable interest entities. The majority of the Company's leased aircraft are owned and leased through trusts whose sole purpose is to purchase, finance and lease these aircraft to the Company; therefore, they meet the criteria of a variable interest entity. However, since these are single owner trusts in which the Company does not participate, the Company is not considered at risk for losses and is not considered the primary beneficiary. As a result, based on the current rules, the Company is not required to consolidate any of these trusts or any other entities in applying FIN 46. Management believes that the Company's maximum exposure under these leases is the remaining lease payments.

Total rental expense for non-cancelable aircraft operating leases was approximately $295.8 million, $294.4 million and $281.5 million for the years ended December 31, 2008, 2007 and 2006, respectively. The minimum rental expense for airport station rents was approximately $59.4 million, $61.7 million and $50.3 million for the years ended December 31, 2008, 2007 and 2006, respectively.

The Company's leveraged lease agreements, typically obligate the Company to indemnify the equity/owner participant against liabilities that may arise due to changes in benefits from tax ownership of the respective leased aircraft. The terms of these contracts range up to 17 years. The Company did not accrue any liability relating to the indemnification to the equity/owner participant because of management's assessment that the probability of this occurring is remote.

Self-insurance

The Company self-insures a portion of its potential losses from claims related to workers' compensation, environmental issues, property damage, medical insurance for employees and general liability. Losses are accrued based on an estimate of the ultimate aggregate liability for claims incurred,

(4) Commitments and Contingencies (Continued)

using standard industry practices and the Company's actual experience. Actual results could differ from these estimates.

Purchase Commitments and Options

On October 12, 2007, the Company announced that SkyWest Airlines plans to acquire 22 additional regional jet aircraft through 2010, 18 of which SkyWest Airlines intends to operate for United Express as part of an aircraft transition plan, which will allow United Express to remove 23 30-seat Brasilia turboprops from the contract reimbursement model contemplated by the United Express Agreement and add 66-seat regional jet aircraft for United Express. Generally, the turboprop removals under the United Express Agreement are intended to occur in conjunction with deliveries of new regional jet aircraft in order to facilitate a smooth transition in existing markets. Additionally, SkyWest Airlines intends to exchange four CRJ200s for four CRJ900s in its Delta Connection operations. These four CRJ200s are scheduled to be placed into service under other capacity purchase agreements. On November 30, 2007, the Company announced that it placed a firm order with Bombardier for the 22 new aircraft. During the fourth quarter of 2008, the Company took delivery of three CRJ900s. The Company is scheduled to take delivery of the remaining aircraft during 2009 and the first quarter of 2010.

On January 9, 2009, the Company announced that ASA has reached an agreement with Delta to operate an additional ten CRJ900 regional jet aircraft. The aircraft were previously ordered by Delta and are now being contracted for flying with ASA. The Company expects to acquire these aircraft under sublease arrangements with Delta at nominal monthly amounts. ASA expects to take delivery of these aircraft between February and May 2009. The aircraft will serve as replacements for 20, 50-seat CRJ200s that are scheduled for removal from contract service between April 2010 and August 2010, which is earlier than the existing scheduled termination dates as contained in the Delta Connection Agreement.

Additionally, the Company's agreement with Bombardier includes options for another 22 aircraft that can be delivered in either 70 or 90-seat configurations. Delivery dates for these aircraft remain subject to final determination as we agree upon with our major partners.

The following table summarizes future purchase commitments as of December 31, 2008 (in thousands):

Year ending December 31,	
2009	$361,684
2010	98,011
	$459,695

Legal Matters

The Company is subject to certain legal actions which it considers routine to its business activities. As of December 31, 2008, management believes, after consultation with legal counsel, that the ultimate outcome of such legal matters is not likely to have a material adverse effect on the Company's financial

(4) Commitments and Contingencies (Continued)

position, liquidity or results of operations. However, the following is a significant outstanding legal matter.

ASA and SkyWest Airlines v. Delta Air Lines

During the quarter ended December 31, 2007, Delta notified the Company, SkyWest Airlines and ASA of a dispute under the Delta Connection Agreements executed by Delta with SkyWest Airlines and ASA. The dispute relates to allocation of liability for certain irregular operations ("IROP") expenses that are paid by SkyWest Airlines and ASA to their passengers under certain situations. As a result, Delta withheld a combined total of approximately $25 million (pretax) from one of the weekly scheduled wire payments to SkyWest and ASA during December 2007. Delta continues to withhold a portion of the funds the Company believes are payable as weekly scheduled wire payments to SkyWest and ASA. As of December 31, 2008, the Company had recognized a cumulative total of $32.4 million of revenue associated with the funds withheld by Delta. On February 1, 2008, SkyWest Airlines and ASA filed a lawsuit in Georgia state court disputing Delta's treatment of the matter (the "Complaint"). Delta filed an Answer to the Complaint and a Counterclaim against SkyWest Airlines and ASA on March 24, 2008. Delta's Counterclaim alleges that ASA and SkyWest Airlines breached the Delta Connection Agreements by invoicing Delta for the IROP expenses that were paid pursuant to Delta's policies, and claims only a portion of those expenses may be invoiced to Delta. Delta seeks unspecified damages in its Counterclaim.

On March 24, 2008, Delta also filed a Motion to Dismiss the Complaint. A hearing on the Motion was held June 5, 2008. In an order entered June 13, 2008, the Court granted in part and denied in part the Motion to Dismiss. The Court denied the Motion to Dismiss with respect to the breach of contract claim contained in the Complaint. The Court denied in part the Motion to Dismiss with respect to the action for declaratory judgment contained in the Complaint, and granted in part the Motion to Dismiss to the extent the Complaint seeks to read alternative or supplemental obligations created by prior conduct into the Connection Agreements. The Court granted the Motion to Dismiss with respect to claims for estoppel, unilateral mistake, and mutual mistake contained in the Complaint. SkyWest Airlines and ASA currently intend to vigorously pursue their claims set forth in the Complaint, to the extent permitted by the Court's ruling on the Motion to Dismiss, and their defenses to Delta's counterclaims.

The Company has evaluated the Delta dispute in accordance with the provisions of SFAS No. 5, *Accounting for Contingencies* ("SFAS No.5"). Based on the provisions of SFAS No. 5, an estimated loss is accrued if the loss is probable and reasonably estimable. Because these conditions have not been satisfied, the Company has not recorded a loss related to the preceding dispute in the condensed consolidated financial statements as of December 31, 2008.

Concentration Risk and Significant Customers

The Company requires no collateral from its major partners or customers but monitors the financial condition of its major partners. The Company maintains an allowance for doubtful accounts receivable based upon expected collectability of all accounts receivable. The Company's allowance for doubtful accounts totaled $47,000 as of December 31, 2008 and 2007. For the years ended December 31, 2008, 2007 and 2006, the Company's contractual relationships with Delta and United

(4) Commitments and Contingencies (Continued)

combined accounted for approximately 94.1%, 93.3% and 95.6%, respectively of the Company's total revenues.

Employees

As of December 31, 2008 the Company and SkyWest Airlines collectively employed 8,987 full-time equivalent employees consisting of 4,229 pilots and flight attendants, 3,201 customer service personnel, 1,079 mechanics and other maintenance personnel, and 478 administration and support personnel. None of these employees are currently represented by a union. The Company is aware, however, that collective bargaining group organization efforts among SkyWest Airlines' employees occur from time to time and the Company anticipates that such efforts will continue in the future. During 2007, SkyWest Airlines' pilots voted against a resolution to join an officially recognized union. Under governing rules, SkyWest Airlines' pilots may vote again on this issue in one year from the previous vote.

As of December 31, 2008, ASA employed approximately 4,348 full-time equivalent employees consisting of 2,502 pilots and flight attendants, 703 customer service personnel, 884 mechanics and other maintenance personnel, and 259 administration and support personnel. Three of ASA's employee groups are represented by unions. ASA's pilots are represented by the Air Line Pilots Association International ("ALPA"), ASA's flight attendants are represented by the Association of Flight Attendants-CWA, and ASA's flight controllers are represented by the Professional Airline Flight Control Association. ASA's collective bargaining agreement with its pilots will become amendable on November 20, 2010. ASA's collective bargaining agreement with its flight attendants will become amendable in 2011.The collective bargaining agreements between ASA and its flight controllers became amendable September 26, 2003 and ASA is currently engaged in negotiations with its flight controllers.

(5) Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States, and expands disclosures about fair value measurements. The Company adopted the provisions of SFAS No. 157 as of January 1, 2008, for financial instruments. Although the adoption of SFAS No. 157 did not materially impact the Company's financial condition, results of operations or cash flows, SFAS No. 157 requires the presentation of the following disclosures in these notes to condensed consolidated financial statements.

(5) Fair Value Measurements (Continued)

SFAS No. 157 describes three levels of inputs that may be used to measure fair value:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Some of the Company's marketable securities primarily utilize broker quotes in a non-active market for valuation of these securities.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities, therefore requiring an entity to develop its own assumptions.

As of December 31, 2008, the Company held certain assets that are required to be measured at fair value on a recurring basis. The Company has invested in auction rate security instruments, which are classified as available for sale securities and reflected at fair value. However, due to recent events in credit markets, the auction events for some of these instruments held by the Company failed during the year ended December 31, 2008. Therefore, quoted prices in active markets are no longer available and the Company has estimated the fair values of these securities utilizing a discounted cash flow analysis as of December 31, 2008. These analyses consider, among other items, the collateralization underlying the security investments, the creditworthiness of the counterparty, the timing of expected future cash flows, and the expectation of the next time the security is expected to have a successful auction.

As of December 31, 2008, the Company owned $4.7 million of auction rate security instruments. The majority of the auction rate security instruments held by the Company at December 31, 2008 were tax-exempt municipal bond investments, for which the market has experienced some successful auctions. For the securities that have announced call dates (approximately $2.5 million), the Company has classified these investments as current and has identified them as "Marketable securities" on the Consolidated Balance Sheet as of December 31, 2008. For the securities that have not announced a call date (approximately $2.2 million), the Company has classified the investments as noncurrent and has identified them as "Other assets" in the Consolidated Balance Sheet as of December 31, 2008. The Company has classified these securities as non current due to the Company's belief that the market for these securities may take in excess of twelve months to fully recover. As of December 31, 2008, the Company continued to earn interest on all of its auction rate security instruments. Any future fluctuations in fair value related to these instruments that the Company deems to be temporary, including any recoveries of previous write-downs, would be recorded to accumulated other comprehensive income. If the Company determines that any future valuation adjustment was other than temporary, it intends to record a charge to earnings as appropriate.

(5) Fair Value Measurements (Continued)

The Company's assets measured at fair value on a recurring basis subject to the disclosure requirements of SFAS No. 157 at December 31, 2008, were as follows (in thousands):

	Fair Value Measurements as of December 31, 2008			
	Total	Level 1	Level 2	Level 3
Cash, Cash Equivalents and Restricted Cash	$136,620	$136,620	$ —	$ —
Marketable Securities	568,567	26,030	540,084	2,453
Other Assets	2,233	—	—	2,233
Total Assets Measured at Fair Value	$707,420	$162,650	$540,084	$4,686

Based on market conditions, the Company uses a discounted cash flow valuation methodology for auction rate securities. Accordingly, for purposes of the foregoing condensed consolidated financial statements, these securities were categorized as Level 3 securities within SFAS No. 157's hierarchy.

The following table presents the Company's assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as defined in SFAS No. 157 at December 31, 2008 (in thousands):

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

	Auction Rate Securities
Transferred in during the period of adoption	$ 123,600
Total realized and unrealized gains or (losses)	
Included in earnings	—
Included in other comprehensive income	(213)
Transferred out	(3,797)
Settlements	(114,904)
Balance at December 31, 2008	$ 4,686

(6) Investment in Other Companies

On September 4, 2008, the Company announced its intention to acquire a 20% interest in Brazilian regional airline, Trip Linhas Aereas ("Trip"), for $30 million. As of December 31, 2008, the Company made an investment of $5 million for a 6.7% interest in Trip, which is recorded as "Other assets" on the Company's consolidated balance sheet. If Trip meets or exceeds certain financial targets, the Company is scheduled to make an additional $15 million investment on March 1, 2009 and another $10 million investment on March 1, 2010. The Company accounts for its interest in Trip using the equity method of accounting. The Company records its equity in Trip's earnings on a one-quarter lag. As of December 31, 2008, the Company's allocated portion of Trip's earnings since the time of its initial investment was not material.

(7) Capital Transactions

Preferred Stock

The Company is authorized to issue 5,000,000 shares of preferred stock in one or more series without shareholder approval. No shares of preferred stock are presently outstanding. The Company's Board of Directors is authorized, without any further action by the stockholders of the Company, to (i) divide the preferred stock into series; (ii) designate each such series; (iii) fix and determine dividend rights; (iv) determine the price, terms and conditions on which shares of preferred stock may be redeemed; (v) determine the amount payable to holders of preferred stock in the event of voluntary or involuntary liquidation; (vi) determine any sinking fund provisions; and (vii) establish any conversion privileges.

Stock Compensation

Effective January 1, 2001, the Company adopted two stock option plans: the Executive Stock Incentive Plan (the "Executive Plan") and the 2001 Allshare Stock Option Plan (the "Allshare Plan"). These plans replaced the Company's Combined Incentive and Non-Statutory Stock Option Plans (the "Prior Plans"). There are no additional shares of common stock available for issuance under these plans. However, as of December 31, 2008, options to purchase approximately 436,000 shares of the Company's common stock remained outstanding under the Prior Plans and 3,114,283 shares of the Company's common stock remained outstanding under the Executive Plan and the Allshare Plan.

On May 2, 2006, the Company's shareholders approved the adoption of the SkyWest Inc. Long-Term Incentive Plan, which provides for the issuance of up to 6,000,000 shares of common stock to the Company's directors, employees, consultants and advisors (the "2006 Incentive Plan"). The 2006 Incentive Plan provides for awards in the form of options to acquire shares of common stock, stock appreciation rights, restricted stock grants and performance awards. The 2006 Incentive Plan is administered by the Compensation Committee of the Company's Board of Directors (the "Compensation Committee") who is authorized to designate option grants as either incentive or non-statutory. Incentive stock options are granted at not less than 100% of the market value of the underlying common stock on the date of grant. Non-statutory stock options are granted at a price as determined by the Compensation Committee.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R), using the modified-prospective transition method. Under the modified-prospective transition method, compensation cost recognized during the years ended December 31, 2008, 2007 and 2006 includes compensation cost for all share-based payments granted to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123. Results for prior periods have not been restated.

The fair value of stock options has been estimated as of the grant date using the Black-Scholes option pricing model. The Company uses historical data to estimate option exercises and employee termination in the option pricing model. The expected term of options granted is derived from the output of the option pricing model and represents the period of time that options granted are expected to be outstanding. The expected volatilities are based on the historical volatility of the Company's traded stock and other factors. During the year ended December 31, 2008, the Company granted 357,716 stock options to employees under the 2006 Incentive Plan. The following table shows the

(7) Capital Transactions (Continued)

assumptions used and weighted average fair value for grants in the years ended December 31, 2008, 2007 and 2006.

	2008	2007	2006
Expected annual dividend rate	0.47%	0.45%	0.70%
Risk-free interest rate	2.39%	4.77%	4.31%
Average expected life (years)	4.3	4.5	4.1
Expected volatility of common stock	0.264	0.272	0.294
Forfeiture rate	4.4%	4.7%	6.0%
Weighted average fair value of option grants	$6.32	$8.06	$6.80

As required by SFAS No. 123(R), the Company recorded share-based compensation expense only for those options that are expected to vest. The estimated fair value of the stock options is amortized over the vesting period of the respective stock option grants.

During the year ended December 31, 2008, the Company granted 296,245 shares of restricted stock to the Company's employees under the 2006 Incentive Plan. The restricted stock has a three-year vesting period, during which the recipient must remain employed with the Company or its subsidiaries. The weighted average fair value of the restricted stock on the date of grants made during the year ended December 31, 2008 was $25.77 per share. Additionally, the Company granted 13,304 fully-vested shares of common stock to the Company's directors with a weighted average grant-date fair value of $25.80. The following table summarizes the restricted stock activity as of December 31, 2008, 2007 and 2006:

	Number of Shares	Weighted-Average Grant-Date Fair Value
Non-vested shares outstanding at December 31, 2005	—	$ —
Granted	330,423	23.80
Vested	(12,600)	23.80
Cancelled	(5,072)	23.80
Non-vested shares outstanding at December 31, 2006	312,751	$23.80
Granted	311,211	26.84
Vested	(1,579)	24.07
Cancelled	(87,948)	25.30
Non-vested shares outstanding at December 31, 2007	534,435	$25.35
Granted	296,245	25.77
Vested	(5,848)	24.79
Cancelled	(69,705)	25.60
Non-vested shares outstanding at December 31, 2008	755,127	$25.50

During the year ended December 31, 2008, 2007 and 2006, the Company recorded equity-based compensation expense of $11.5 million , $13.1 million and $10.8 million, respectively.

(7) Capital Transactions (Continued)

As of December 31, 2008, the Company had $9.9 million of total unrecognized compensation cost related to non-vested stock options and non-vested restricted stock grants. Total unrecognized compensation cost will be adjusted for future changes in estimated forfeitures. The Company expects to recognize this cost over a weighted average period of 1.6 years.

Options are exercisable for a period as defined by the Compensation Committee on the date granted; however, no stock option will be exercisable before six months have elapsed from the date it is granted and no incentive stock option shall be exercisable after ten years from the date of grant. The following table summarizes the stock option activity for all plans for the years ended December 31, 2008, 2007 and 2006:

	2008				2007		2006	
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value ($000)	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding at beginning of year	4,681,915	$20.01	5.2 years	$32,003	5,504,572	$19.36	6,301,002	$18.38
Granted	357,716	25.70			382,467	26.87	376,890	23.80
Exercised	(420,670)	14.27			(1,048,072)	18.67	(1,069,073)	15.16
Cancelled	(148,227)	23.38			(157,052)	22.51	(104,247)	19.03
Outstanding at end of year	4,470,734	20.90	4.4 years	—	4,681,915	20.01	5,504,572	19.36
Exercisable at December 31, 2008	3,550,283	19.71	4.2 years	—				
Exercisable at December 31, 2007	2,518,685	20.35	3.9 years	$16,364				

The total intrinsic value of options exercised during the years ended December 31, 2008, 2007 and 2006 was $2.4 million, $8.7 million and $14.2 million, respectively.

The following table summarizes the status of the non-vested stock options as of December 31, 2008:

	Number of Shares	Weighted-Average Grant-Date Fair Value
Non-vested shares at beginning of year	2,163,230	$7.16
Granted	357,716	6.32
Vested	(1,504,405)	7.04
Cancelled	(96,090)	7.30
Non-vested shares at end of year	920,451	$7.02

(7) Capital Transactions (Continued)

The following table summarizes information about stock options outstanding at December 31, 2008:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$10 to $15	336,757	3.2 years	$11.21	335,454	$11.20
$16 to $21	2,212,537	5.1 years	18.09	2,207,561	18.08
$22 to $28	1,921,440	3.9 years	25.83	1,007,268	26.10
$10 to $28	4,470,734	4.4 years	20.90	3,550,283	19.71

Taxes

A portion of the Company's granted options qualify as incentive stock options (ISO) for income tax purposes. As such, a tax benefit is not recorded at the time the compensation cost related to the options is recorded for book purposes due to the fact that an ISO does not ordinarily result in a tax benefit unless there is a disqualifying disposition. Stock option grants of non-qualified options result in the creation of a deferred tax asset, which is a temporary difference, until the time that the option is exercised. Due to the treatment of incentive stock options for tax purposes, the Company's effective tax rate from year to year is subject to variability.

(8) Retirement Plan and Employee Stock Purchase Plan

SkyWest Retirement Plan

The Company sponsors the SkyWest, Inc. Employees' Retirement Plan (the "SkyWest Plan"). Employees who have completed 90 days of service and are at least 18 years of age are eligible for participation in the SkyWest Plan. Employees may elect to make contributions to the SkyWest Plan. The Company matches 100% of such contributions up to 2%, 4% or 6% of the individual participant's compensation, based upon length of service. Additionally, a discretionary contribution may be made by the Company. The Company's combined contributions to the SkyWest Plan were $9.3 million, $9.0 million and $7.2 million for the years ended December 31, 2008, 2007 and 2006, respectively.

ASA Retirement Plan

ASA sponsors the Atlantic Southeast Airlines, Inc. Investment Savings Plan (the "ASA Plan"). Employees who have completed 90 days of service and are 18 years of age are eligible for participation in the ASA Plan. Employees may elect to make contributions to the ASA Plan however, ASA limits the amount of company match at 6% of each participant's total compensation, except for those with 10 or more years of service whose company match is limited to 8% of total compensation. Additionally, ASA matches the individual participant's contributions from 20% to 75%, depending on the length of the participant's service. ASA's contribution to the ASA Plan was $4.6 million, $4.0 million and $4.1million for the years ended December 31, 2008, 2007 and 2006, respectively. Additionally, participants are 100% vested in their elective deferrals and rollover amounts and from 10% to 100% vested in company matching contributions based on length of service.

(8) Retirement Plan and Employee Stock Purchase Plan (Continued)

Employee Stock Purchase Plan

In February 1996, the Company's Board of Directors approved the SkyWest, Inc. 1995 Employee Stock Purchase Plan (the "Stock Purchase Plan"). All employees who have completed 90 days of employment are eligible to participate, except employees who own five percent or more of the Company's common stock. The Stock Purchase Plan enables employees to purchase shares of the Company's common stock at a 15% discount, through payroll deductions. Employees can contribute up to 15% of their base pay, not to exceed $21,250 each calendar year, for the purchase of shares. Shares are purchased semi-annually at a 15% discount based on the lower of the beginning or the end of the period price. Employees can terminate their participation in the Stock Purchase Plan at anytime upon written notice.

The following table summarizes purchases made under the Employee Stock Purchase Plan:

	Year Ended December 31,		
	2008	2007	2006
Number of share purchased	807,797	454,162	161,369
Average price of shares purchased	$ 13.90	$ 20.65	$ 21.08

The Stock Purchase Plan is a compensatory plan under SFAS No. 123(R) because the shares are purchased semi-annually at a 15% discount based on the lower of the beginning or the end of the period price. During the years ended December 31, 2008, 2007 and 2006, the Company recorded compensation expense of $3.0 million, $2.8 million and $1.8 million related to Stock Purchase Plan, respectively. The fair value of the shares purchased under the Stock Purchase Plan was determined using the Black-Scholes option pricing model with the following assumptions:

	2008	2007
Expected annual dividend rate	0.80%	0.47%
Risk-free interest rate	2.51%	5.07%
Average expected life (months)	6	6
Expected volatility of common stock	0.264	0.272

(9) Stock Repurchase

The Company's Board of Directors authorized the repurchase of up to 15,000,000 shares of the Company's common stock in the public market. During the years ended December 31, 2008 and 2007, the Company repurchased 5.4 and 5 million shares of common stock for approximately $102.6 million and $126.0 million at a weighted average price per share of $19.16 and $25.20, respectively.

(10) Related-Party Transactions

The Company's President, Chairman of the Board and Chief Executive Officer, serves on the Board of Directors of Zions Bancorporation ("Zions"). The Company maintains a line of credit (see Note 2) and certain bank accounts with Zions. Zions is an equity participant in leveraged leases on three CRJ200, two CRJ700 and six Brasilia turboprop aircraft operated by the Company. Zions also

(10) Related-Party Transactions (Continued)

serves as the Company's transfer agent. The Company's cash balance in the accounts held at Zions as of December 31, 2008 and 2007 was $11.7 million and $5.3 million, respectively.

(11) Quarterly Financial Data (Unaudited)

Unaudited summarized financial data by quarter for 2008 and 2007 is as follows (in thousands, except per share data):

	Year Ended December 31, 2008				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Operating revenues (000)	$868,023	$950,820	$934,112	$743,294	$3,496,249
Operating income (000)	68,222	72,951	60,259	53,798	255,231
Net income (000)	29,140	36,434	26,156	21,199	112,929
Net income per common share:					
Basic	$ 0.49	$ 0.63	$ 0.46	$ 0.37	$ 1.95
Diluted	0.47	0.63	0.45	0.37	1.93
Weighted average common shares:					
Basic:	60,013	57,377	57,027	56,744	57,790
Diluted:	61,351	58,009	57,682	57,488	58,633

	Year Ended December 31, 2007				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Operating revenues (000)	$788,968	$855,048	$875,601	$854,715	$3,374,332
Operating income (000)	79,575	88,855	92,469	83,625	344,524
Net income (000)	34,788	40,622	42,927	40,855	159,192
Net income per common share:					
Basic	$ 0.54	$ 0.64	$ 0.69	$ 0.67	$ 2.54
Diluted	0.53	0.62	0.68	0.66	2.49
Weighted average common shares:					
Basic:	64,279	63,811	61,942	60,807	62,710
Diluted:	65,837	65,245	62,888	62,204	64,044

ITEM 9. CHANGES IN AND DISAGREEMENTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), within 90 days of the filing date of this Report. Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective in alerting them on a timely basis to material information required to be included in our reports filed or submitted under the Exchange Act. There have been no other significant changes (including corrective actions with regard to material weaknesses) in our internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation referenced above.

Report of Management on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes those written policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America;
- provide reasonable assurance that our receipts and expenditures are being made only in accordance with authorization of our management; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our consolidated financial statements.

Internal control over financial reporting includes the controls themselves, monitoring and internal auditing practices and actions taken to correct deficiencies as identified.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness our internal control over financial reporting as of December 31, 2008. Our management's assessment was based on criteria for effective internal control over financial reporting described in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our management's assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of our internal control over financial reporting. Our management reviewed the results of its assessment with the Audit Committee of our Board of Directors. Based on this assessment, our management determined that, as of December 31, 2008, we maintained effective internal control over financial reporting. Ernst & Young LLP, the independent registered public accounting firm who audited our consolidated financial statements included in this Report, has issued a report on our internal control over financial reporting, which is included herein.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
SkyWest, Inc.

We have audited SkyWest, Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). SkyWest, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, SkyWest, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of SkyWest, Inc. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2008 of SkyWest, Inc. and subsidiaries and our report dated February 20, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Salt Lake City, Utah
February 20, 2009

ITEM 9B. OTHER INFORMATION

None.

PART III

Items 10, 11, 12, 13 and 14 in Part III of this Report are incorporated herein by reference to our definitive proxy statement for our 2009 Annual Meeting of Shareholders scheduled for May 5, 2009. We intend to file our definitive proxy statement with the SEC not later than 120 days after December 31, 2008, pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended.

		Headings in Proxy Statement
ITEM 10.	**DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE**	"Election of Directors", "Corporate Governance" and "Executive Compensation"
ITEM 11.	**EXECUTIVE COMPENSATION**	"Executive Compensation" and "Compensation Committee Report"
ITEM 12.	**SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS**	"Election of Directors" and "Security Ownership"
ITEM 13.	**CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS**	"Executive Compensation"
ITEM 14.	**PRINCIPAL ACCOUNTANT FEES AND SERVICES**	"Audit Committee Disclosure"

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Documents Filed:

1. Financial Statements: Reports of Independent Auditors, Consolidated Balance Sheets as of December 31, 2008 and 2007, Consolidated Statements of Income for the years ended December 31, 2008, 2007 and 2006, Consolidated Statements of Cash Flows for the year ended December 31, 2008, 2007 and 2006, Consolidated Statements of Owners Equity for the years ended December 31, 2008, 2007 and 2006 and Notes to Consolidated Financial Statements.

2. Financial Statement Schedule. The following consolidated financial statement schedule of our company is included in this Item 15.

   - Report of independent auditors on financial statement schedule
   - Schedule II—Valuation and qualifying accounts

   All other schedules for which provision is made in the applicable accounting regulations of the Commission are not required under the related instructions or are not applicable, and therefore have been omitted.

(b) Exhibits

Number	Exhibit	Incorporated by Reference
3.1	Restated Articles of Incorporation	(1)
3.2	Amended and Restated Bylaws	(2)
4.1	Specimen of Common Stock Certificate	(3)
10.1	Amended and Restated Delta Connection Agreement, dated as of September 8, 2005, between SkyWest Airlines, Inc. and Delta Air Lines, Inc.	(4)
10.2	Second Amended and Restated Delta Connection Agreement, dated as of September 8, 2005, between Atlantic Southeast Airlines, Inc. and Delta Air Lines, Inc.	(4)
10.3	United Express Agreement dated September 9, 2003, between United Air Lines, Inc., and SkyWest Airlines, Inc.	(5)
10.4	Stock Option Agreement dated January 28, 1987 between Delta Air Lines, Inc. and SkyWest, Inc.	(6)
10.5	Lease Agreement dated December 1,1989 between Salt Lake City Corporation and SkyWest Airlines, Inc.	(7)
10.6(a)	Master Purchase Agreement between Bombardier and SkyWest Airlines, Inc.	(8)
10.6(b)	Supplement to Master Purchase Agreement between Bombardier, and SkyWest Airlines, Inc.	(5)
10.7	SkyWest, Inc. Amended and Combined Incentive and Non-Statutory Stock Option Plan	(9)
10.8	SkyWest Inc. 2006 Employee Stock Purchase Plan	(10)

Number	Exhibit	Incorporated by Reference
10.8(a)	First Amendment to SkyWest, Inc. 2006 Employee Stock Purchase Plan	Filed herewith
10.9	SkyWest Inc. Executive Stock Incentive Plan	(11)
10.10	SkyWest Inc. Allshare Stock Option Plan	(11)
10.11	Airline Services Agreement dated December 20, 2006 by and between SkyWest Airlines, Inc. and Midwest Airlines, Inc	(12)
10.12	SkyWest, Inc. 2002 Deferred Compensation Plan, as amended and restated effective January 1, 2008	Filed herewith
10.12(a)	First Amendment to the Restated SkyWest, Inc. 2002 Deferred Compensation Plan	Filed herewith
10.13	SkyWest, Inc. 2006 Long-Term Incentive Plan	Filed herewith
10.13(a)	First Amendment to the SkyWest, Inc. 2006 Long-Term Incentive Plan	Filed herewith
10.13(b)	Second Amendment to the SkyWest, Inc. 2006 Long-Term Incentive Plan	Filed herewith
10.14	SkyWest, Inc. 2009 Employee Stock Purchase Plan	Filed herewith
21.1	Subsidiaries of the Registrant	(1)
23.1	Consent of Independent Registered Public Accounting Firm	Filed herewith
31.1	Certification of Chief Executive Officer	Filed herewith
31.2	Certification of Chief Financial Officer	Filed herewith
32.1	Certification of Chief Executive Officer	Filed herewith
32.2	Certification of Chief Financial Officer	Filed herewith

(1) Incorporated by reference to the exhibits to a Registration Statement on Form S-3, File No. 333-129832

(2) Incorporated by reference to a Registration Statement on Form S-3, File No. 33-74290

(3) Incorporated by reference to a Registration Statement on Form S-3, File No. 333-42508

(4) Incorporated by reference to Registrant's Form 8-K/A filed on February 12, 2006

(5) Incorporated by reference to exhibits to Registrant's Form 10-Q filed on September 30, 2003

(6) Incorporated by reference to the exhibits to Registrant's Forms 8-K filed on January 21, 1998 and February 11, 1998

(7) Incorporated by reference to the exhibits to Registrant's Form 10-Q filed for the quarter ended December 31, 1986

(8) Incorporated by reference to the exhibits to Registrant's Form 10-Q filed on February 13, 2003

(9) Incorporated by reference to the exhibits to a Registration Statement on Form S-8, Filed No. 33-41285

(10) Incorporated by reference to the exhibits to a Registration Statement on Form S-8, File No, 333-130848

(11) Incorporated by reference to the exhibits to Registrant's Form 10-Q filed on July 28, 2000

(12) Incorporated by reference to the exhibits to the Registrant's Form 10-K filed February 28, 2007.

Report of Independent Registered Public Accounting Firm

We have audited the consolidated financial statements of SkyWest, Inc. and subsidiaries (the "Company") as of December 31, 2008 and 2007, and for each of the three years in the period ended December 31, 2008, and have issued our report thereon dated February 20, 2009 (included elsewhere in this Form 10-K). Our audits also included the financial statement schedule listed in Item 15(a) of this Form 10-K. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

Salt Lake City, Utah
February 20, 2009

SKYWEST, INC. AND SUBSIDIARIES

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

For the Years Ended December 31, 2008, 2007 and 2006

(Dollars in thousands)

Description	Balance at Beginning of Year	Additions Charged to Costs and Expenses	Deductions	Balance at End of Year
Year Ended December 31, 2008:				
Allowance for inventory obsolescence	$ 4,681	$ 852	—	$5,533
Allowance for doubtful accounts receivable	47	—	—	47
	$ 4,728	$ 852	—	$5,580
Year Ended December 31, 2007:				
Allowance for inventory obsolescence	$ 3,605	$ 1,076	—	$4,681
Allowance for doubtful accounts receivable	47	—	—	47
	$ 3,652	$ 1,076	—	$4,728
Year Ended December 31, 2006:				
Allowance for inventory obsolescence	$ 2,916	$ 1,083	$ (394)	$3,605
Allowance for doubtful accounts receivable	58	5	(16)	47
Sales allowance	10,200	(3,500)	(6,700)	—
	$13,174	$(2,412)	$(7,110)	$3,652

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Act of 1934, as amended, the Registrant has duly caused this Annual Report on Form 10-K for the year ended December 31, 2008, to be signed on its behalf by the undersigned, thereunto duly authorized, on February 20, 2009.

SKYWEST, INC.

By /s/ BRADFORD R. RICH

Bradford R. Rich
Executive Vice President and Chief Financial Officer

ADDITIONAL SIGNATURES

Pursuant to the requirement of the Securities Act of 1934, as amended, this Annual Report on Form 10-K has been signed below by the following persons in the capacities and on the dates indicated.

Name	Capacities	Date
/s/ JERRY C. ATKIN Jerry C. Atkin	Chairman of the Board and Chief Executive Officer	February 20, 2009
/s/ BRADFORD R. RICH Bradford R. Rich	Executive Vice President and Chief Financial Officer	February 20, 2009
/s/ STEVEN F. UDVAR-HAZY Steven F. Udvar-Hazy	Lead Director	February 20, 2009
/s/ J. RALPH ATKIN J. Ralph Atkin	Director	February 20, 2009
/s/ IAN M. CUMMING Ian M. Cumming	Director	February 20, 2009
/s/ W. STEVE ALBRECHT W. Steve Albrecht	Director	February 20, 2009
/s/ ROBERT G. SARVER Robert G. Sarver	Director	February 20, 2009
/s/ MARGARET S. BILLSON Margaret S. Billson	Director	February 20, 2009
/s/ HENRY EYRING JR. Henry Eyring Jr.	Director	February 20, 2009
/s/ JAMES L. WELCH James L. Welch	Director	February 20, 2009

SkyWest, Inc.

444 South River Road • St. George, UT 84790

March 20, 2009

Dear Shareholder:

You are invited to attend the Annual Meeting of Shareholders of SkyWest, Inc. scheduled to be held at 11:00 a.m., Tuesday, May 5, 2009, at our headquarters located at 444 South River Road, St. George, Utah.

The accompanying Notice of Annual Meeting of Shareholders and Proxy Statement describe the items to be considered and acted upon by the shareholders.

Your vote is very important. Whether you plan to attend the Annual Meeting or not, we urge you to vote your shares as soon as possible. This will ensure representation of your shares at the Annual Meeting if you are unable to attend.

Continuing the practice we started last year, we are pleased to furnish these proxy materials over the Internet, which we believe increases the efficiency and reduces the expense of our annual meeting process. As a result, we are mailing to shareholders a Notice of Internet Availability of Proxy Materials (the "Notice") instead of paper copies of this Proxy Statement and our 2008 Annual Report. The Notice contains instructions on how to access those documents over the Internet or request that a full set of printed materials be sent to you. The Notice also gives instructions on how to vote your shares.

We look forward to seeing you at the Annual Meeting.

Sincerely,

Jerry C. Atkin
Chairman and Chief Executive Officer

SkyWest, Inc.

444 South River Road • St. George, UT 84790

Notice of the Annual Meeting of Shareholders of SkyWest, Inc.

Date: Tuesday, May 5, 2009

Time: 11:00 a.m., Mountain Daylight Time (MDT)

Place: SkyWest, Inc. Headquarters
444 South River Road
St. George, Utah 84790

Purposes:

1. To elect nine directors to serve on the Board of Directors of SkyWest, Inc., (the "Company") until the next Annual Meeting of the Company's shareholders;

2. To approve the SkyWest, Inc. 2009 Employee Stock Purchase Plan;

3. To ratify the appointment of Ernst & Young, LLP to serve as the Company's independent registered public accounting firm (independent auditors) for the year ending December 31, 2009; and

4. To transact such other business that may properly come before the Annual Meeting and any additional adjournments.

Who Can Vote: Shareholders at the close of business on March 12, 2009.

How You Can Vote: Shareholders may vote electronically over the Internet, or by telephone, or may request a complete set of traditional proxy materials and vote their proxy by mail. Shareholders may also vote in person at the Annual Meeting.

By authorization of the Board of Directors

Eric D. Christensen
Vice President Planning, Corporate Secretary

March 20, 2009

Proxy Statement for the

Annual Meeting of Shareholders of

SKYWEST, INC.

To Be Held on Tuesday, May 5, 2009

TABLE OF CONTENTS

PROXY STATEMENT
FOR THE
ANNUAL MEETING OF SHAREHOLDERS
OF
SKYWEST, INC.
TUESDAY, MAY 5, 2009

OVERVIEW

Solicitation

This Proxy Statement, the accompanying Notice of Annual Meeting, proxy card and the Annual Report to Shareholders of SkyWest, Inc. (the "*Company*" or "*SkyWest*") are being mailed on or about March 20, 2009. The Board of Directors (the "*Board*") of the Company is soliciting your proxy to vote your shares at the Annual Meeting of Shareholders (the "*Meeting*"). The Board is soliciting your proxy in an effort to give all shareholders of record the opportunity to vote on matters that will be presented at the Meeting. This Proxy Statement provides you with information on these matters to assist you in voting your shares.

What is a proxy?

A proxy is your legal designation of another person to vote on your behalf. You are giving the individuals appointed by the Board as proxies (Jerry C. Atkin, Bradford R. Rich and Eric D. Christensen) the authority to vote your shares in the manner you indicate.

Why did I receive more than one notice?

You may receive multiple notices if you hold your shares in different ways (e.g., joint tenancy, trusts, custodial accounts) or in multiple accounts. If your shares are held by a broker (i.e., in "street name"), you will receive your notice or other voting information from your broker. In any case, you should vote for each notice you receive.

Voting Information

Who is qualified to vote?

You are qualified to receive notice of and to vote at the Meeting if you own shares of common stock of SkyWest (the "Common Stock") at the close of business on the record date of Thursday, March 12, 2009.

How many shares of Common Stock may vote at the Meeting?

As of March 12, 2009, there were 56,485,135 shares of Common Stock outstanding and entitled to vote. Each share of Common Stock is entitled to one vote on each matter presented at the Meeting.

What is the difference between a "shareholder of record" and a "street name" holder?

If your shares are registered directly in your name with Zion's First National Bank, the Company's transfer agent, you are a "shareholder of record." If your shares are held in the name of a brokerage, bank, trust or other nominee as a custodian, you are a "street name" holder.

How can I vote at the Meeting?

You may vote in person by attending the Meeting. You may also vote electronically over the Internet, or by telephone, or you may request a complete set of traditional proxy materials and vote your proxy by mail. To vote your proxy using the Internet or telephone, see the instructions on the proxy form and have the proxy form available when you access the Internet website or place your telephone call. To vote your proxy by mail, mark your vote on the enclosed proxy card, then follow the instructions on the card.

What are the Board's recommendations on how I should vote my shares?

The Board recommends that you vote your shares as follows:

Proposal 1—**FOR** the election of all nine nominees for director with terms expiring at the next annual meeting of the Company's shareholders.

Proposal 2—**FOR** the approval of the SkyWest, Inc. 2009 Employee Stock Purchase Plan.

Proposal 3—**FOR** the ratification of the appointment of Ernst & Young, LLP as the Company's independent registered public accounting firm (independent auditors) for the year ending December 31, 2009.

What are my choices when voting?

Proposal 1—You may cast your vote in favor of up to nine individual directors. You may vote for less than nine directors if you choose. You may also abstain from voting.

Proposal 2—You may cast your vote in favor of or against the proposal, or you may elect to abstain from voting.

Proposal 3—You may cast your vote in favor of or against the proposal, or you may elect to abstain from voting.

How will my shares be voted if I do not specify how they should be voted?

If you vote without indicating how you want your shares to be voted, the proxies appointed by the Board will vote your shares as follows:

Proposal 1—**FOR** the election of all nine nominees for director with terms expiring at the next annual meeting of the Company's shareholders.

Proposal 2—**FOR** the approval of the SkyWest, Inc. 2009 Employee Stock Purchase Plan.

Proposal 3—**FOR** the ratification of the appointment of Ernst & Young, LLP as the Company's independent registered public accounting firm (independent auditors) for the year ending December 31, 2009.

How will withheld votes, abstentions and broker non-votes be treated?

Withheld votes, abstentions and broker non-votes will be deemed as "present" at the Meeting, and will be counted for quorum purposes only.

Can I change my vote?

You may revoke your proxy before the time of voting at the Meeting in any of the following ways:

- by mailing a revised proxy to the Secretary of the Company;
- by changing your vote on the Internet website;
- by using the telephone voting procedures
- by voting in person at the Meeting

What vote will be required to approve each proposal?

Proposal 1 provides that the nine nominees with the most votes will be elected as directors of the Company.

Proposals 2 and 3 require the affirmative vote of a majority of those shareholders present in person or represented by proxy and entitled to vote at the Meeting.

Who will count the votes?

Representatives from Zion's First National Bank, the Company's transfer agent, or other individuals designated by the Board, will count the votes and serve as inspectors of election. The inspectors of election will be present at the Meeting.

Who will pay the cost of this proxy solicitation?

The Company will pay the costs of soliciting proxies. Upon request, the Company will reimburse brokers, dealers, banks and trustees, or their nominees, for reasonable expenses incurred by them in forwarding proxy materials to beneficial owners of shares of the Common Stock.

Is this Proxy Statement the only way proxies are being solicited for use at the Meeting?

Yes. The Company has not employed any other methods of solicitation.

How are proxy materials being delivered?

The Company is pleased to take advantage of U.S. Securities and Exchange Commission rules that allow companies to furnish their proxy materials over the Internet. As a result, the Company is mailing to most of its shareholders a Notice of Internet Availability of Proxy Materials (the "Notice") instead of a paper copy of this proxy statement and the Company's 2008 Annual Report to Shareholders. The Notice contains instructions on how to access those documents over the Internet. The Notice also contains instructions on how to request a paper copy of the Company's proxy materials, including the accompanying Proxy Statement, 2008 Annual Report to Shareholders and a form of proxy card or voting instruction card. All shareholders who do not receive a Notice will receive a paper copy of the proxy materials by mail. The Company believes this new process will allow it to provide its shareholders with the information they need in a more efficient manner, while reducing the environmental impact and lowering the costs of printing and distributing these proxy materials.

PROPOSAL 1

Election of Directors

Composition of the Board

The Board currently consists of nine directors. All directors serve a one-year term and are subject to re-election each year.

The current composition of the Board is:

- Jerry C. Atkin, Chairman
- W. Steve Albrecht
- J. Ralph Atkin
- Margaret S. Billson
- Ian M. Cumming
- Henry J. Eyring
- Robert G. Sarver
- Steven F. Udvar-Hazy
- James L. Welch

The Board Recommends That Shareholders Vote *FOR* All Nine Nominees Listed Below.

Nominees for Election as Directors:

Jerry C. Atkin

Age:	60
Director Since:	1974
Committees:	None
Principal Occupation:	Chairman of the Board and Chief Executive Officer of the Company and its two operating subsidiaries, SkyWest Airlines, Inc. ("SkyWest Airlines") and Atlantic Southeast Airlines, Inc. ("ASA")
Experience:	Mr. Atkin joined the Company in July 1974 as a director and the Company's Director of Finance. In 1975, he assumed the office of President and Chief Executive Officer and was elected Chairman of the Board in 1991. Prior to joining the Company, Mr. Atkin was employed by a public accounting firm and is a certified public accountant.
Other Directorships:	Mr. Atkin currently serves as a director of Zion's Bancorporation, a regional bank holding company based in Salt Lake City, Utah.
Family Relationship:	Mr. Atkin is a nephew of J. Ralph Atkin, who also serves as a director of the Company.

W. Steve Albrecht

Age:	62
Director Since:	2003
Committees:	Chairman of Audit and Finance Committee; Member of Nominating and Corporate Governance Committee
Principal Occupation:	Andersen Alumni Professor of Accounting, Marriott School of Management, Brigham Young University
Experience:	Mr. Albrecht, a certified public accountant, certified internal auditor, and certified fraud examiner, joined the faculty of Brigham Young University in 1977 after teaching at Stanford University and the University of Illinois. He has also served as President of the American Accounting Association, the Association of Certified Fraud Examiners, and Beta Alpha Phi.
Other Directorships:	Mr. Albrecht serves as a director of Red Hat, Inc., an open source software company; Cypress Semiconductor, a semiconductor firm; ICON Health & Fitness, a manufacturer of fitness equipment; and Sun Power Incorporated, a manufacturer of high efficiency solar cells and solar panels. He is currently a trustee for the Financial Accounting Foundation that oversees accounting standard setting in the private and government sectors of the United States.
Recent Development:	Mr. Albrecht recently agreed to serve as a Mission President for the Church of Jesus Christ of Latter-day Saints, commencing in July 2009. If Mr. Albrecht is elected at the Meeting, the Company anticipates that Mr. Albrecht will serve as a director until his missionary service commences in July 2009, at which time Mr. Albrecht will resign and the Board will fill the resulting vacancy as contemplated by the Company's Bylaws. The Nominating and Corporate Governance Committee of the Board has commenced the process of identifying qualified candidates to fill the anticipated vacancy.

J. Ralph Atkin

Age:	65
Director Since:	1972
Committees:	Member of Audit and Finance Committee; Member of Nominating and Corporate Governance Committee
Principal Occupation:	Attorney-at-Law
Experience:	Mr. Atkin is the founder of the Company and served as President and Chief Executive Officer of the Company from 1972 to 1975; Chairman of the Board of the Company from 1972 to 1991; and Senior Vice President of the Company from 1984 to 1988. He previously served as the Chief Executive Officer of Ghana Airlines, the national carrier of the Republic of Ghana, and Chief Executive Officer of Euro Sky, a company organized to explore the feasibility of operating a regional airline in Austria. From March 1991 to January 1993, Mr. Atkin was Director of Business and Economic Development for the State of Utah.
Family Relationship:	Mr. Atkin is an uncle of Jerry C. Atkin, the Chairman of the Board and Chief Executive Officer of the Company.

Margaret S. Billson

Age:	47
Director Since:	2006
Committees:	Member of Compensation Committee
Principal Occupation:	Self-employed consultant
Experience:	Ms. Billson has more than 20 years of aerospace industry experience, including operations, engineering, technology, customer service and product support. From August 2005 until November 2008, Ms. Billson was employed in multiple capacities with Eclipse Aviation Corporation ("Eclipse"), including as Chief Operating Officer. At the time of her resignation from Eclipse in November 2008, Ms. Billson was serving as the President and General Manager of the Airplane Division of Eclipse. On November 25, 2008, Eclipse filed a petition for Chapter 11 protection in the United States Bankruptcy Court for the District of Delaware. From September 1997 until July 2005, Ms. Billson was employed by Honeywell International, Inc., where she served as Vice President and General Manager, Airframe Systems and Aircraft Landing Systems and as Vice President of Program Management, Aerospace Equipment Systems. Prior to that, she was Vice President of the MD-11, MD-80 and MD-90 programs at McDonnell Douglas.

Ian M. Cumming

Age:	68
Director Since:	1986
Committees:	Chairman of Nominating and Corporate Governance Committee; Member of Compensation Committee
Principal Occupation:	Chairman and Chief Executive Officer of Leucadia National Corporation, a diversified holding company engaged in a variety of businesses, including manufacturing, real estate activities, medical product development, winery operations and residual banking and lending activities ("Leucadia"). Leucadia also owns equity interests in operating businesses and investment partnerships, which are accounted for under the equity method of accounting, including gaming, entertainment, land-based contract oil and gas drilling, real estate activities and development of a copper mine in Spain
Experience:	Chairman of Leucadia since 1978
Other Directorships:	Mr. Cumming is Chairman of the Finova Group, Inc., a middle-market lender; a director of MK Resources Co., a gold mining and exploration company; and a director of Home Fed Corp., a real estate investment and development company.

Henry J. Eyring

Age:	45
Director Since:	2006
Committees:	Chairman of Compensation Committee; Member of Audit and Finance Committee
Principal Occupation:	Advancement Vice President at Brigham Young University-Idaho
Experience:	Mr. Eyring has served in various positions of administration at Brigham Young University-Idaho since 2006. Mr. Eyring was President of the Japan Tokyo North Mission of the Church of Jesus Christ of Latter-day Saints from 2003 until 2006. His three-year term of voluntary service ended in July 2006. From 2002 until 2003 he was a special partner with Peterson Capital, a private equity investment firm; from 1998 through 2002, he was the Director of the Masters of Business Administration Program at Brigham Young University.

Robert G. Sarver

Age:	47
Director Since:	2000
Committees:	Member of Audit and Finance Committee
Principal Occupation:	Since 2004, Mr. Sarver has served as the Managing Partner of the Phoenix Suns, a professional basketball team in the National Basketball Association. Since 2002, he has also served as the Chairman and Chief Executive Officer of Western Alliance Bancorporation, a commercial bank holding company that does business in Nevada, California, and Arizona.
Experience:	Chairman and Chief Executive Officer of California Bank and Trust from 1995 to 2001. Prior to 1995, he served as the President of National Bank of Arizona.
Other Directorships:	Mr. Sarver is an Executive Director of Southwest Value Partners, a real estate investment company, and a director of Meritage Corporation, a builder of single-family homes.

Steven F. Udvar-Hazy

Age:	63
Director Since:	1986
Committees:	Member of Nominating and Corporate Governance Committee; Member of the Compensation Committee; Lead Director.
Principal Occupation:	Chairman and Chief Executive Officer of International Lease Finance Corporation, a wholly-owned subsidiary of American International Group, Inc., which leases and finances commercial jet aircraft worldwide.
Experience:	Mr. Udvar-Hazy has been engaged in aircraft leasing and finance for over 37 years.
Other Directorships:	Mr. Udvar-Hazy is Chairman of the Board of Directors of Air Intercontinental, Inc., an aviation investment company, President and director of Ocean Equities, Inc., a financial holding company, and Chairman of the Executive Committee of the Board of Directors of Emerald Financial LLC, a real estate investment company.

James Welch

Age:	54
Director Since:	2007
Committees:	Member of Compensation Committee
Principal Occupation:	President, Chief Executive Officer and a director of Dynamex, Inc., a provider of same-day delivery and logistics services in the United States and Canada.
Experience:	From October 2007 until October 2008, Mr. Welch served as a consultant and Interim Chief Executive Officer of JHT Holdings, a diversified logistics provider located in Kenosha, Wisconsin. Prior to his service with JHT Holdings, Mr. Welch was the President and Chief Executive Officer of Yellow Transportation, an international transportation services provider, from which he retired after 29 years of service.
Other Directorships:	Mr. Welch serves as a director for Spirit AeroSystems, Inc., a supplier of commercial airplane assemblies and components.

EXECUTIVE OFFICERS

In addition to Jerry C. Atkin, the Chief Executive Officer and Chairman of the Board, whose biographical information is set forth above, the following individuals served as executive officers of the Company, SkyWest Airlines and ASA during the year 2008.

EXECUTIVE OFFICERS

Bradford R. Rich, 47, is the Executive Vice President and Chief Financial Officer of the Company, SkyWest Airlines and ASA, with responsibility for the common support areas of finance, treasury, investor relations and information technology. He also oversees the administration of the Company's contracts with its airline partners, and is responsible for the strategic planning and development opportunities of the Company.

Mr. Rich joined the Company in 1987 as Corporate Controller and is a certified public accountant. He has served as the Company's Chief Financial Officer since 1991.

Russell A. Childs, 41, was appointed President and Chief Operating Officer of SkyWest Airlines in April 2007. He is responsible for oversight of the safety and quality of SkyWest Airline's operations, including aircraft flight operations, maintenance and customer service. He also oversees SkyWest Airline's relationships with Delta Air Lines, Inc. ("Delta"), United Airlines, Inc. ("United") and Midwest Airlines, Inc. ("Midwest").

Mr. Childs was initially employed with the Company in January 2001 as Senior Director/Controller and later that year was named Vice President/Controller. Prior to his employment with the Company, Mr. Childs worked in public accounting. Mr. Childs is a certified public accountant.

Bradford R. Holt, 49, was appointed President and Chief Operating Officer of ASA in December 2007. He is responsible for oversight of the safety and quality of ASA's operations, including aircraft flight operations, maintenance, and customer service. He also oversees ASA's relationship with Delta.

Prior to his appointment as President and Chief Operating Officer of ASA, Mr. Holt accumulated more than 25 years of aviation experience at SkyWest Airlines, where he was previously Vice President of Flight Operations and served in various leadership positions, including as a pilot.

CORPORATE GOVERNANCE

Corporate Governance Guidelines

The Board adopted Corporate Governance Guidelines on August 2, 2005, which can be accessed at the Company's Web site, *www.SkyWest.com.* The Corporate Governance Guidelines supplement the Company's Bylaws and the charters of the Board's committees. Extracts from the principal sections of the Corporate Governance Guidelines are noted below:

Director Independence

At a minimum, the Board will have a majority of directors who meet the criteria for independence as required by The Nasdaq Stock Market.

Director Qualifications

Criteria for Membership

The Company's Nominating and Corporate Governance Committee is responsible for annually reviewing with the Board the desired skills and characteristics of directors, as well as the composition of the Board as a whole.

Terms and Limitations

All directors currently stand for election each year. The Board does not believe it should establish a limit on the number of times that a director may stand for election.

Retirement

Directors are required to submit their resignation from the Board when their term expires upon reaching the age of 70 years old. The Board will accept the resignation unless the Nominating and Corporate Governance Committee recommends otherwise. Directors generally will not be nominated for election following their 70th birthday.

Ownership of Company Stock

Directors are encouraged to own at least 5,000 shares of Common Stock.

Director Responsibilities

General Responsibilities

The basic responsibility of the directors is to exercise their business judgment to act in what they reasonably believe to the best interests of the Company and its shareholders.

Oversight of Management

The Board is responsible to encourage the Company's management to effectively implement policies and strategies developed by the Board, and to provide dynamic leadership of the Company.

Board Meetings and Materials

Frequency of Meetings

The Board has four regularly scheduled meetings per year. As determined necessary by the Board and in order to address the Company's needs, special meetings of the Board are convened from time to time.

Annual Evaluations

The Nominating and Corporate Governance Committee conducts annual evaluations to assess the Board's performance. Each of the Board's standing committees conducts annual evaluations to assess the performance of the applicable committee.

Executive Sessions of Independent Directors

The Company's independent directors meet in executive session regularly and, in any event, at least semi-annually. The independent directors may either choose one director annually to serve as the Lead Director and to preside at all executive sessions or establish a procedure by which a Lead Director will be selected. The independent directors of the Company have chosen Mr. Udvar-Hazy to serve as the Lead Director.

Committees

The Board has three standing committees: (1) Audit and Finance, (2) Compensation, and (3) Nominating and Corporate Governance.

Director Compensation

The form and amount of director compensation is determined by the Board based on general principles established on the Nominating and Corporate Governance Committee's recommendation. These principles are in accordance with the policies and principles set forth in the Nominating and Corporate Governance Committee's charter and are consistent with rules established by The Nasdaq Stock Market, including those relating to director independence and to compensation of Audit & Finance Committee members.

CEO Evaluation and Management Succession

The Nominating and Corporate Governance Committee conducts an annual review to assess the performance of the Company's Chief Executive Officer. The Nominating and Corporate Governance Committee communicates the results of its review to the other directors in a meeting that is not attended by the Chief Executive Officer. The directors of the Company, excluding the Chief Executive Officer, review the Nominating and Corporate Governance Committee's report to assess the Chief Executive Officer's leadership in the long and short-term.

Review and Access to Guidelines

The Nominating and Corporate Governance Committee reviews the Company's Corporate Governance Guidelines at least annually, then, as it deems appropriate, recommends amendments to the Board.

Communications with the Board

Shareholders and other interested parties may communicate with one or more directors or the non-management directors as a group in writing by regular mail. The following address may be used by those who wish to send such communications by regular mail:

Board of Directors or Name of Individual Director(s)
c/o Corporate Secretary
SkyWest, Inc.
444 South River Road
St. George, UT 84790

Code of Ethics

The Company has adopted a Code of Ethics for Directors and Senior Executive Officers, which is available on the Company's Web site, *www.SkyWest.com*. The Code of Ethics includes the following principles related to the Company's directors and executive officers:

- Act ethically with honesty and integrity;
- Promote full, fair, accurate, timely and understandable disclosure in reports and documents filed with the Securities and Exchange Commission and other public communications;
- Comply in all material respects with laws, rules and regulations of governments and their agencies;
- Comply in all material respects with the listing standards of a stock exchange where the Company's shares are traded;
- Respect the confidentiality of information acquired in the course of performing work for the Company, except when authorized or otherwise legally obligated to disclose the information; and
- Not use confidential information of the Company for personal advantage or for the benefit of acquaintances, friends or relatives.

Whistleblower Hotline

The Company has established a whistleblower hotline that enables employees, customers, suppliers and shareholders of the Company and its subsidiaries, as well as other interested parties, to submit confidential and anonymous reports of suspected or actual violations of the Company's Code of Ethics. The hotline number is (888) 273-9994.

MEETINGS AND COMMITTEES OF THE BOARD

The Board

Each director is expected to devote sufficient time, energy and attention to ensure diligent performance of his or her duties and to attend all Board, committee and shareholders' meetings. The Board met six times during 2008, four of which were regularly scheduled meetings and two of which were special telephonic meetings. All directors attended at least 75% of the meetings of the Board and of the committees on which he or she served during the year ended December 31, 2008. All directors attended the Annual Meeting of the Company's Shareholders held on May 5, 2008.

Committees of the Board

The Board has three standing committees to facilitate and assist the Board in the execution of its responsibilities: (1) Audit and Finance, (2) Compensation, and (3) Nominating and Corporate Governance. All the committees are comprised solely of non-employee, independent directors as defined by The Nasdaq Stock Market listing standards. Charters for each committee are available on the Company's Web site, *www.SkyWest.com.*

The table below shows current membership for each of the standing Board committees.

Audit & Finance	Compensation	Nominating & Corporate Governance
W. Steve Albrecht*	Henry J. Eyring*	Ian M. Cumming*
J. Ralph Atkin	Steven F. Udvar-Hazy	Steve Albrecht
Henry J. Eyring	Ian M. Cumming	J. Ralph Atkin
Robert G. Sarver	Margaret S. Billson	Steven F. Udvar-Hazy
	James L. Welch	

* Committee Chair

Audit & Finance Committee

The Audit and Finance Committee has four members and met five times during the year ended December 31, 2008. The Board has determined that Mr. W. Steve Albrecht, Chair of the Audit and Finance Committee, is an "audit committee financial expert" within the meaning stipulated by the Securities and Exchange Commission.

The Audit and Finance Committee's responsibilities, which are discussed in further detail in its charter, include the responsibility to:

- Establish and implement policies and procedures for review and approval of the appointment, compensation and termination of the independent registered public accounting firm;
- Review and discuss with management and the independent registered public accounting firm the audited financial statements of the Company and the Company's financial disclosure practices;
- Pre-approve all audit and permissible non-audit fees;
- Provide oversight of the Company's internal auditors;
- Hold meetings periodically with the independent registered public accounting firm, the Company's internal auditors, and management to review and monitor the adequacy and effectiveness of reporting, internal controls, risk assessment and compliance with Company policies;
- Review the Company's consolidated financial statements and related disclosures;

- Review with management and the registered independent public accounting firm and approve disclosure controls and procedures and accounting principles and practices; and
- Perform other functions or duties deemed appropriate by the Board.

Additional information regarding the Audit and Finance Committee's processes and procedures is addressed below under the heading "Audit & Finance Committee Disclosure." The Report of the Audit & Finance Committee is set forth on page 40 of this Proxy Statement.

Compensation Committee

The Compensation Committee has five members and met four times in 2008. The Compensation Committee's responsibilities, which are discussed in detail in its charter, include the responsibility to:

- In consultation with the Company's senior management, establish the Company's general compensation philosophy and oversee the development and implementation of the Company's compensation programs;
- Recommend the base salary, incentive compensation and any other compensation for the Company's Chief Executive Officer to the Board and review and approve the Chief Executive Officer's recommendations for the compensation of all other officers of the Company and its subsidiaries;
- Administer the Company's incentive and stock-based compensation plans, and discharge the duties imposed on the Compensation Committee by the terms of those plans;
- Review and approve any severance or termination payments proposed to be made to any current or former officer of the Company;
- Prepare and issue the report of the Compensation Committee required by the rules of the Securities and Exchange Commission; and
- Perform other functions or duties deemed appropriate by the Board.

Additional information regarding the Compensation Committee's processes and procedures for consideration of executive compensation are addressed below under the Heading "Compensation Discussion and Analysis."

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee has four members and met once in 2008. The Nominating and Corporate Governance Committee's responsibilities, which are discussed in detail in its charter, include the responsibility to:

- Develop qualifications and criteria for selecting and evaluating directors and nominees;
- Consider and propose director nominees;
- Make recommendations to the Board regarding Board compensation;
- Make recommendations to the Board regarding Board committee memberships;
- Develop and recommend to the Board corporate governance guidelines;
- Facilitate an annual assessment of the performance of the Board and each of its standing committees;
- Consider the independence of each director and nominee for director; and
- Perform other functions or duties deemed appropriate by the Board.

Nomination Process

The policy of the Nominating and Corporate Governance Committee is to consider properly submitted shareholder recommendations for candidates to serve as directors of the Company. In evaluating those recommendations, the Nominating and Corporate Governance Committee seeks to achieve a balance of knowledge, experience and capability on the Board and to address the membership criteria described below. Any shareholder wishing to recommend a candidate for consideration by the Nominating and Corporate Governance Committee should submit a recommendation in writing indicating the candidate's qualifications and other relevant biographical information and provide confirmation of the candidate's consent to serve as a director. This information should be addressed to Jerry C. Atkin, Chairman and Chief Executive Officer of the Company, 444 South River Road, St. George, Utah 84790.

As contemplated by the Company's Corporate Governance Guidelines, the Nominating and Corporate Governance Committee reviews the appropriate skills and characteristics required of directors in the context of the current composition of the Board, at least annually. There is currently no set of specific minimum qualifications that must be met by a nominee recommended by the Nominating and Corporate Governance Committee, as different factors may assume greater or lesser significance at particular times and the needs of the Board may vary in light of its composition and the Nominating and Corporate Governance Committee's perceptions about future issues and needs. Among the factors the Nominating and Corporate Governance Committee considers, which are outlined in the Corporate Governance Guidelines, are independence, diversity, age, skills, integrity and moral responsibility, policy-making experience, ability to work constructively with the Company's management and directors, capacity to evaluate strategy and reach sound conclusions, availability of time and awareness of the social, political and economic environment.

The Nominating and Corporate Governance Committee utilizes a variety of methods for identifying and evaluating director-nominees. The Nominating and Corporate Governance Committee assesses the appropriate size of the Board, and whether any vacancies on the Board are expected due to retirement or otherwise. In the event that vacancies are anticipated, or otherwise arise, the Nominating and Corporate Governance Committee considers various potential candidates for director. Candidates may come to the attention of the Nominating and Corporate Governance Committee through various means, including current directors, professional search firms, shareholder recommendations or other referrals. Candidates are evaluated at meetings of the Nominating and Corporate Governance Committee, and may be considered at any point during the year. All director-nominee recommendations which are properly submitted to the Nominating and Corporate Governance Committee are aggregated and considered by the Nominating and Corporate Governance Committee at a meeting prior to the issuance of the proxy statement for the next annual meeting of shareholders. Any materials provided by a shareholder in connection with the recommendation of a director candidate are forwarded to the Nominating and Corporate Governance Committee, which considers the recommended candidate in light of the director qualifications discussed above. The Nominating and Corporate Governance Committee also reviews materials provided by professional search firms, if applicable, or other parties in connection with a candidate who is not proposed by a shareholder. In evaluating such recommendations, the Nominating and Corporate Governance Committee seeks to achieve a balance of knowledge, experience and capability on the Board. The Nominating and Corporate Governance Committee has, on occasion, engaged professional search firms to assist in identifying qualified candidates for Board service. When such firms have been engaged, the Nominating and Corporate Governance Committee has utilized their services principally for the purpose of identifying and screening potential candidates and conducting background research; however, the members of the Nominating and Corporate Governance Committee, as well as other directors of the Company, have conducted interviews with prospective candidates and have performed other functions in completing the nomination process.

Compensation Committee Interlocks and Insider Participation

None of the individuals who served on the Compensation Committee during the year ended December 31, 2008 was an officer or employee of the Company in 2008 or any time prior thereto. None of the members of the Compensation Committee during the year ended December 31, 2008 had any relationship with the Company requiring disclosure under Item 404 of Regulation S-K promulgated under the Securities Exchange Act of 1934, as amended. None of the executive officers of the Company served as a member of the Compensation Committee, or similar committee, of any other company whose executive officer(s) served as a director of the Company or the Compensation Committee.

COMPENSATION DISCUSSION AND ANALYSIS

The following discussion and analysis provides information regarding the Company's executive compensation objectives, principles, procedures, practices and decisions, and is provided to give perspective to the numbers and narratives that follow in the tables in this section. This discussion will focus on the Company's objectives, principles, practices and decisions with regards to the compensation of the following named executive officers of the Company (the "NEOs"):

- Jerry C. Atkin, Chairman of the Board and Chief Executive Officer of the Company, SkyWest Airlines and ASA;
- Bradford R. Rich, Executive Vice President and Chief Financial Officer of the Company, SkyWest Airlines and ASA;
- Russell A. Childs, President and Chief Operating Officer of SkyWest Airlines; and
- Bradford R. Holt, President and Chief Operating Officer of ASA.

Executive Compensation Objectives and Principles

The overall objective of the Company's executive compensation program is to help create long-term value for its shareholders by attracting and retaining talented executives, rewarding superior operating and financial performance, and aligning the long-term interests of the Company's executives with those of its shareholders. Accordingly, the Company's executive compensation program incorporates the following principles:

- Compensation should be based upon individual job responsibility, leadership ability, management experience and individual and Company performance. Employees in positions of Company leadership and broad responsibility have significant elements of their compensation that are linked to overall Company performance and shareholder returns.
- Compensation should reflect the fair market value of the services received. The Company believes that a fair and competitive pay package for the NEOs is essential to attract and retain talented executives in key positions.
- Compensation should reward both short-term and long-term Company performance. The pay package for the NEOs is designed to provide components of both short-term and long-term incentive compensation. Annual bonuses are tied to achievement of short-term (generally annual) quantitative and qualitative performance goals the Company believes closely correlate to share value. Long-term performance is rewarded through equity-based awards, in the form of stock options and restricted stock, the value of which depends upon future Company share prices, and the realization of which is contingent upon satisfaction of vesting schedules requiring continued service with the Company.

- Compensation programs should foster long-term focus. The NEOs have a substantial portion of their compensation tied to long-term performance and sustained increases in share value. This is accomplished through the Company's practice of granting long-term, equity-based awards.

Executive Compensation Procedures

To attain the Company's executive compensation objectives and implement the underlying compensation principles, the Company follows the procedures described below.

Role of the Compensation Committee. The Compensation Committee has responsibility for establishing and monitoring the executive compensation programs of the Company and for making decisions regarding the compensation of the NEOs. Compensation Committee meetings are regularly attended by the Chief Executive Officer and the Company's Vice President-Planning and Corporate Secretary. The Compensation Committee also meets in executive session. The Compensation Committee recommends the compensation package of the Chief Executive Officer to the full Board, which then sets the Chief Executive Officer's compensation. The Compensation Committee also reviews the recommendations of the Chief Executive Officer with respect to compensation of the other NEOs, and after reviewing such recommendations, sets the compensation of the other NEOs. The Compensation Committee also monitors, administers and approves awards under the Company's various incentive compensation plans for all levels within the Company, including awards under the Company's annual bonus plan and 2006 Long-Term Incentive Plan.

After reviewing the performance of the Company and evaluating the executive's performance against established goals, leadership ability and responsibilities with the Company, and current compensation arrangements, the Compensation Committee relies on its judgment in making compensation decisions. When setting total compensation for each of the NEOs, the Compensation Committee reviews tally sheets which show the NEO's current compensation, including base pay, short-term annual bonus target, and long-term equity-based compensation targets, and deferred compensation retirement funding targets. The Compensation Committee also occasionally evaluates surveys and other available data regarding the executive compensation programs of other regional air carriers. The most recent review was in 2007 and included peer airlines Midwest, Pinnacle, Republic, Frontier, Mesa, Horizon, ExpressJet, Air Tran, Jet Blue, Alaska and Southwest Airlines (the "Peer Group Airlines"). The compensation program for NEOs and the Compensation Committee assessment process are designed to be flexible in an effort to promptly respond to the evolving business environment and individual circumstances.

Role of Consultants. Neither the Company nor the Compensation Committee has any contractual arrangement with any consultant for determining the amount or particular form of any NEO compensation. The Compensation Committee utilized the services of Frederic W. Cook & Co., Inc., an outside compensation consulting firm ("Cook"), to assist in the development of the Company's 2006 Long-Term Incentive Plan. The Compensation Committee met with a representative of Cook in 2008 to learn about market trends in the executive compensation area as they relate to equity-based compensation. The Compensation Committee did not use or rely on any recommendations from Cook as to the amount of compensation to pay to any particular NEO. The Company and the Compensation Committee have not retained any other compensation consultant to render services regarding NEO compensation, but may seek the advice of such persons in the future.

No Employment and Severance Agreements. The NEOs do not have employment, severance or change-in-control agreements, although unvested options and restricted stock may become vested upon a change in control. The NEOs serve at the will of the Board, which enables the Company to terminate their employment with discretion as to the terms of any severance. This is consistent with the Company's performance-based employment and compensation philosophy.

Elements of Compensation

The Company's executive compensation objectives and principles are implemented through the use of the following elements of compensation, each discussed more fully below:

- Base Pay
- Annual Performance-Based Bonus
- Long-Term Equity Awards
- Retirement Benefits and Deferred Compensation
- Other Benefits

Base Pay. The NEOs' base pay is set at levels that the Compensation Committee believes are generally competitive with the compensation paid to similarly situated officers by the Peer Group Airlines, with the expectation that shortfalls in base pay, if any, will be recouped through annual performance bonuses if the Company's performance entitles the NEO to receive the full amount of the targeted annual bonus. The Compensation Committee recommends to the full Board the base pay of the Chief Executive Officer and sets the base pay of the other NEOs after reviewing the recommendation of the Chief Executive Officer. Annual adjustments are influenced by growth of the Company's operations, revenues and profitability, individual performance, changes in responsibility, cost of living increases, and other factors considered relevant by the Compensation Committee.

For fiscal year 2008, the Compensation Committee increased the base salary of Mr. Atkin from $355,000 to $362,000 and the base salary of Mr. Rich from $258,000 to $263,000, in each case primarily to offset increases in the cost of living. The annual base salary of Mr. Childs was increased from $200,000 to $230,000 to move his base salary closer to perceived market salary rates for chief operating officers performing similar responsibilities in the Company's industry. Mr. Holt's annual base salary as chief operating officer of ASA was left unchanged at $200,000.

For the fiscal year ending December 31, 2009, the Compensation Committee increased the base salaries of Mr. Atkin and Mr. Rich to $373,000 and $271,000, respectively, to reflect cost-of-living increases. For 2009, the Compensation Committee increased the base salaries of Mr. Childs and Mr. Holt to $240,000 and $225,000, respectively, to bring their salaries closer to perceived market salary rates for chief operating officers performing similar responsibilities in the Company's industry. The 2009 base salary for Mr. Atkin was recommended by the Compensation Committee and approved by the directors of the Company other than Mr. Atkin.

Annual Performance-Based Bonus. The Company maintains an annual bonus program for its NEOs and other executive officers. Under such bonus program, NEOs are eligible to receive a cash bonus following the conclusion of the Company's fiscal year, contingent on the attainment of predetermined performance goals. Additionally, the Compensation Committee has discretion to increase or decrease the amount of the bonus at year end. The NEOs have an opportunity to defer all of any portion of their annual bonus under the Company's deferred compensation plans.

In an effort to encourage achievement of the Company's performance objectives, the annual bonus amounts payable to the NEOs for each year are set at levels that the Compensation Committee determines will contribute to long-term shareholder value. General national economic conditions and industry conditions are also considered in determining the targeted net income targets which are the basis for determination of the annual bonus. The combination of base pay and annual performance-based bonuses is intended to result in a cash compensation package that falls within competitive market standards when the Company meets the performance objectives set by the Compensation Committee.

The targeted annual performance bonus amount for each NEO is expressed as a percentage of the NEO's base pay and is established by the Compensation Committee at the beginning of each year. As in prior years, the target bonus amount for 2008 was set at 80% of base salary. The Compensation Committee also determines the threshold and maximum annual performance bonus levels for each NEO. Unless the Compensation Committee elects to pay a discretionary bonus, no performance bonus is payable if the NEO's applicable threshold net income target is not attained. Similarly, no additional performance bonus is payable above the maximum pre-determined bonus level unless the Compensation Committee elects to pay a discretionary additional bonus.

The full amount of the target level annual bonus is earned by the NEOs only if the Company meets target net income objectives set by the Compensation Committee. For the Chief Executive Officer and Chief Financial Officer, the net income target is based on the consolidated net income of the Company. In the case of the presidents of SkyWest Airlines and ASA, the targets are based on the net income of the subsidiary for which they have responsibility. The net income targets are set after considering several factors including: return on equity, contract expectations, Company budgets, national economic conditions, industry conditions, and special conditions that may affect net income such as accounting timing differences. The Compensation Committee reserves the discretion to increase or decrease the amount of the net income targets during the year as it determines necessary to implement the Company's compensation objectives and principles. If the Company or applicable operating subsidiary fails to meet the target level of net income set by the Compensation Committee for a particular NEO but otherwise attains net income above the predetermined threshold level, the amount of the annual performance-based bonus payable to the NEO is calculated on a pro-rated basis. Similarly, if the Company or applicable operating subsidiary exceeds the target level of net income set by the Compensation Committee for a particular NEO, but the performance of the Company or applicable subsidiary is lower than the pre-determined maximum net income level, the amount of annual performance-based bonus otherwise payable to the NEO is determined on a pro-rated basis between the target and maximum bonus percentages.

Three-fourths of each NEO's non-discretionary annual performance bonus is determined based solely on the degree to which the applicable net income target is attained or surpassed. The remaining one-fourth of each NEO's annual performance bonus is dependent on both the percentage of the net income target attained and the degree to which the NEO achieves a combination of additional, specific individual goals established each year ("Individual Goals"). For fiscal year 2008, the Individual Goals were developed by each individual NEO and recommended to the Compensation Committee and, in the case of NEOs other than the Chief Executive Officer, reviewed and approved by the Chief Executive Officer. The Individual Goals were then approved by the Compensation Committee. If the NEO or the Company exceeds or fails to meet the targeted level of Individual Goals set by the Compensation Committee for a particular NEO, one fourth of the amount of net-income-based annual bonus otherwise payable to the NEO is increased or decreased, as applicable, within certain predetermined ranges.

In addition, the Compensation Committee and Board have discretion to depart from the formula in approving an annual bonus and may exercise discretion to increase or decrease annual bonuses, including refraining from paying any bonus, after the Company's operational and financial results for the applicable period are determined. The payment of annual bonuses to the NEOs is made soon after the close of the fiscal year to which the bonuses relate, once the Compensation Committee has determined the bonus amounts actually earned and payable. In the case of the Chief Executive Officer, the full Board reviews and approves the final calculation of the annual bonus.

For the fiscal year ended December 31, 2008, the net income performance targets for the NEOs were established by the Compensation Committee in February 2008. With respect to Messrs. Atkin and Rich, the Compensation Committee established a threshold net income level of $130.6 million, at which the individual NEO would be eligible to receive a performance bonus equal to 40% of base salary; a target net income level of $153.9 million, at which the individual NEO would be eligible to receive a performance bonus equal to 80% of base salary; and a maximum net income level of $177.4 million, at which the individual NEO would be eligible to receive a performance bonus equal to 130% of base salary. Similar threshold, target and maximum net income levels were established for Messrs. Childs and Holt, based on the net income of SkyWest Airlines and ASA, respectively, at which the individual NEO would be eligible to receive performance bonuses equal to 40%, 80% or 130% of his base salary. The bonus amounts set forth above were subject to adjustment based on the individual NEO's achievement of his Individual Goals.

In November 2008, the Compensation Committee exercised its discretion to adjust the initial net income targets for the Company, SkyWest Airlines and ASA downward to reflect the unanticipated reduction in flight scheduling experienced by SkyWest Airlines and ASA, due to the decisions made by the Company's major partners, and the general deterioration of economic conditions in the United States. After carefully evaluating the Company's operating performance, changes in flight schedules, industry and general economic conditions, as well as other factors, the Compensation Committee established revised performance targets for the NEOs. With respect to Messrs. Atkin and Rich, the threshold, target and maximum net income levels for the Company were adjusted to $110.8 million, $130.4 million and $150 million, respectively. With respect to Messrs. Childs and Holt, the threshold, target and maximum net income levels for SkyWest Airlines and ASA were adjusted accordingly. The adjusted performance targets for the NEOs also remained subject to further modification based on the individual NEO's achievement of his Individual Goals.

Long-Term Equity Awards. Discretionary long-term equity awards, in the form of stock options and restricted stock, are granted at the Compensation Committee's discretion to the NEOs annually in order to provide long-term, performance-based compensation, to encourage the NEOs to continue their engagement with the Company throughout the vesting periods of the awards and to align management and shareholder interests. In making awards to the NEOs under the 2006 Long-Term Incentive Plan, the Compensation Committee considers grant size and the appropriate combination of equity-based awards. The Compensation Committee generally grants long-term equity awards at its regularly scheduled meeting in February of each year.

Options are granted with an exercise price equal to the closing price per share on the date of grant and generally vest on a three-year "cliff" basis. The Company does not grant options with an exercise price below the trading price of the underlying shares of Common Stock on the date of grant or grant options that are priced on a date other than the date of grant. Stock options only have a value to the extent the value of the underlying shares on the exercise date exceeds the exercise price. Accordingly, stock options generally provide compensation only if the underlying share price increases over the option term and the NEO's employment continues with the Company through the vesting date.

The Company also grants shares of restricted stock to the NEOs, subject to a three-year "cliff" vesting schedule. Recipients of shares of restricted stock do not pay for the shares; the shares are issued as compensation for services. Restricted stock awards provide the NEOs with an increased ownership stake in the Company, subject to vesting, and encourage the NEO to continue employment in order to meet the vesting schedule. The compensation value of a restricted stock award does not depend solely on future stock price increases; at grant, its value is equal to the Company's stock price. Although its value may increase or decrease with changes in the stock price during the period before vesting, a restricted stock award will have value without regard to future stock price appreciation. Accordingly, restricted stock awards can deliver significantly greater share-for-share compensation value at grant than stock options, and the Company can offer comparable grant date compensation value with fewer shares and less dilution of the outstanding shares of Common Stock.

The estimated future value at the applicable vesting date of the long-term equity awards for any year is intended to approximate 125% of projected annual base salary and targeted annual bonus for the year of grant in the case of the Company's Chief Executive Officer, and 100% of annual salary and targeted bonus in the case of the other NEOs. In determining the amount of the award, stock option equivalents are first calculated assuming the value of a stock option is 25% of the exercise price. Three-quarters of each NEO's annual long-term equity award is granted in stock options in an effort to provide a high level of performance-based incentive, and the remaining one-quarter of the award is granted in shares of restricted stock (with each share of restricted share valued as if it were an option for four shares). Currently, both types of awards vest only if the NEO remains employed by the Company for three years from the date of grant. The Company believes the three-year vesting schedule assists in retaining executives and encourages the NEOs to focus on long-term performance. In 2008, the number of shares indicated by the formulas above was also reduced in order to make more shares available for the Company's non-executive employees. In granting shares of restricted stock and stock options to the NEOs, the Compensation Committee also considers the impact of the grant on the Company's financial performance, as determined in accordance with the requirements of Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment* (SFAS No. 123(R)). For long-term equity awards, the Company records expense in accordance with SFAS No. 123(R). The amount of expense the Company records pursuant to SFAS No. 123(R) may vary from the corresponding compensation value used by the Company in determining the amount of the awards.

During 2008, the Company granted to the NEOs stock options and restricted stock under the 2006 Long-Term Incentive Plan, as shown in greater detail in table labeled "Grants of Plan-Based Awards for 2008" below. On February 4, 2009, the Company granted the NEOs additional options under the 2006 Long-Term Incentive Plan to purchase at an exercise price of $15.24 per share (the closing share price on the date of grant) the following number of shares of Common Stock: Mr. Atkin—99,124 shares; Mr. Rich—57,614 shares; Mr. Childs—51,024 shares; and Mr. Holt—47,535 shares. Additionally, on February 4, 2009, the Company granted the NEOs the following number of shares of restricted stock under the 2006 Long-Term Incentive Plan: Mr. Atkin—16,521 shares; Mr. Rich—9,602 shares; Mr. Childs—8,504 shares; and Mr. Holt—7,972 shares.

Retirement Benefits and Deferred Compensation. The Company sponsors the SkyWest, Inc. Employees' Retirement Plan for its eligible employees and the eligible employees of SkyWest Airlines (the "SkyWest 401(k) Plan"). ASA also maintains a separate but substantially similar retirement plan, the Atlantic Southeast Airlines, Inc. Incentive Savings Plan (the "ASA 401(k) Plan"). Messrs. Atkin, Rich, and Childs participate in the SkyWest 401(k) Plan and Mr. Holt participates in the ASA 401(k) Plan. The two plans (the "401(k) Plans") are broad-based, tax-qualified retirement plans under which eligible employees, including the NEOs, may make annual pre-tax salary reduction contributions subject to the various limits imposed under the Internal Revenue Code of 1986, as amended (the "Code"). The sponsoring employers make matching contributions under the 401(k) Plans on behalf of eligible participants, but the NEOs are not eligible to receive such matching contributions under the SkyWest 401(k) Plan.

The Company also maintains the SkyWest, Inc. 2002 Deferred Compensation Plan, a non-qualified deferred compensation plan (the "SkyWest Deferred Compensation Plan"), for the benefit of certain highly compensated management employees, including Messrs. Atkin, Rich, Childs and Holt (for the amounts that were funded during Mr. Holt's employment at SkyWest Airlines—prior to commencing employment with ASA). ASA also maintains a separate but similar non-qualified deferred compensation plan, the Atlantic Southeast Airlines, Inc. Executive Deferred Compensation Plan (the "ASA Deferred Compensation Plan"), for its highly compensated management employees, including Mr. Holt. Under the two non-qualified deferred compensation plans, the sponsoring employer credits each eligible employee's account under the plan with a discretionary employer contribution. For 2008, the discretionary employer contribution was 15% of the each eligible employee's salary and 15% of the annual bonus earned in the previous year that was paid in 2008. The SkyWest Deferred Compensation Plan (but not the ASA Deferred Compensation Plan) also permits eligible executives, including the NEOs, to elect in advance of each calendar year to defer up to 100% of their cash salary and bonus compensation for the year.

The Company and its subsidiaries do not maintain any defined benefit pension plans for the NEOs.

Other Benefits. In additional to the benefits described above, the Company provides other benefits to the NEOs in order to achieve a competitive pay package. The Compensation Committee believes that those benefits, which are detailed in the Summary Compensation Table under the heading "All Other Compensation" below, are reasonable, competitive and consistent with the Company's overall executive compensation program. Those benefits consist principally of employer contributions to the SkyWest and ASA Deferred Compensation Plans on behalf of NEOs, employer-paid premiums on health insurance, personal automobile allowances, country club dues, and use of employer-owned recreational equipment.

Additionally, the Company and its subsidiaries maintain a non-discriminatory, broad-based program under which all full-time Company employees and their dependents, including the NEOs and their dependents, may fly without charge on regularly scheduled flights of aircraft operated by the Company's subsidiaries. The value of such aircraft use is not included in the "All Other Compensation" column in the Summary Compensation Table.

Ownership Guidelines

Each NEO is encouraged to maintain a minimum ownership interest in the Company, defined as stock ownership equal to five times base salary for the Chief Executive Officer of the Company, and three times base salary for the Chief Financial Officer of the Company and the Presidents of SkyWest Airlines and ASA. The NEOs are encouraged to make progress towards the goal in each year that stock options are exercised or restricted shares vest.

Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), imposes a $1 million annual limit on the amount that a publicly-traded company may deduct for compensation paid to the company's principal executive officer during a tax year or to any of the company's four other most highly compensated executive officers who are still employed at the end of the tax year. The limit does not apply to compensation that meets the requirements of Section 162(m) of the Code for "qualified performance-based compensation" (i.e., compensation paid only if the executive meets pre-established, objective goals based upon performance criteria approved by the company's shareholders).

The Compensation Committee reviews and considers the deductibility of executive compensation under Section 162(m) of the Code. In certain situations, the Compensation Committee may approve compensation that will not meet the requirements of Code Section 162(m) in order to ensure competitive levels of total compensation for its executive officers. Stock option grants in 2008 were intended to constitute "qualified performance-based compensation" under Section 162(m) of the Code. The Company's 2008 restricted stock grants and annual performance bonuses, however, were not "qualified performance-based compensation." In 2008, none of the NEOs received base pay, annual bonus and restricted stock grants in an amount in excess of the $1 million deduction limit.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed the foregoing Compensation Discussion and Analysis and discussed with the Company's management the information set forth herein. Based on such review and discussions with management, the Compensation Committee recommended to the Board that the foregoing Compensation Discussion and Analysis be included in this Proxy Statement.

THE COMPENSATION COMMITTEE

Henry J. Eyring, Chair
Margaret S. Billson
Ian M. Cumming
Steven F. Udvar-Hazy
James L. Welch

SUMMARY COMPENSATION TABLE

The table below summarizes the total compensation paid to or earned by each of the NEOs for the fiscal years indicated.

(a) Name and Principal Position	(b) Year	(c) Salary ($)	(d) Stock Awards ($)(1)	(e) Option Awards ($)(1)	(f) Non-Equity Incentive Plan Compensation ($)(2)	(g) All Other Compensation ($)	(h) Total ($)
Jerry C. Atkin	2008	$362,000	$123,600	$449,169	$221,000	$113,057(3)	$1,268,826
Chairman and	2007	$355,000	$ 80,973	$744,721	$269,800	$117,793(4)	$1,568,287
Chief Executive Officer	2006	$345,700	$ 26,973	$770,932	$271,000	$117,803(5)	$1,532,408
Bradford R. Rich	2008	$263,000	$ 85,474	$298,382	$159,600	$ 84,314(6)	$ 890,770
Executive Vice President,	2007	$258,000	$ 47,354	$408,936	$196,500	$ 87,586(7)	$ 998,376
Chief Financial Officer	2006	$250,000	$ 15,867	$379,199	$195,900	$ 85,416(8)	$ 926,382
Russell A. Childs	2008	$230,000	$ 72,708	$194,840	$144,800	$ 76,582(9)	$ 718,930
President and Chief Operating Officer—SkyWest Airlines, Inc.	2007	$188,750	$ 36,070	$176,330	$138,700	$ 61,225(10)	$ 601,075
Bradford R. Holt	2008	$200,000	$ 72,848	$157,719	$114,500	$ 68,344(11)	$ 613,411
President and Chief Operating Officer—Atlantic Southeast Airlines	2007	$163,333	$ 36,155	$159,750	$ 96,100	$ 47,488(12)	$ 502,826

(1) The amounts in columns (d) and (e) reflect the dollar amount recognized for financial statement reporting purposes for the fiscal years indicated in accordance with SFAS No. 123(R) of awards of restricted stock and stock options, as applicable, granted pursuant to the Company's long-term incentive plans, and thus may include amounts from awards granted in and prior to 2008, 2007 and 2006. Assumptions and methodologies used in the calculation of these amounts with respect to the 2008 fiscal year are included in footnotes to the Company's audited financial statements for the fiscal years ended December 31, 2008, December 31, 2007 and December 31, 2006 which were included in the Company's Annual Reports on Form 10-K filed with the Securities and Exchange Commission for those years.

(2) The amounts in column (f) reflect the annual performance bonus amounts earned in the year indicated based on performance in that year and paid in the subsequent year. As described in the section entitled "Compensation Discussion and Analysis" above, the NEO's annual performance bonuses are calculated based upon the performance of the Company and its subsidiaries and the NEO in question relative to pre-established objectives for the fiscal year in question. The target, threshold and maximum amounts for each NEO's fiscal year performance bonus opportunity are reported in the "Grants of Plan-Based Awards for 2008" table below.

(3) All other compensation for Mr. Atkin for 2008 consists of: $87,450 of employer credits under the SkyWest Deferred Compensation Plan attributable to compensation earned for 2008; $2,567 in employer-paid health insurance premiums; $15,259 for a personal vehicle lease; $2,930 for personal use of the Company's recreational equipment; and, $4,851 country club dues.

(4) All other compensation for Mr. Atkin for 2007 consists of: $94,234 of employer credits under the SkyWest Deferred Compensation Plan attributable to compensation earned for 2007; $2,279 in employer-paid health insurance premiums; $13,830 for a personal vehicle lease; $3,097 for personal use of the Company's recreational equipment; and, $4,353 country club dues.

(5) All other compensation for Mr. Atkin for 2006 consists of: $92,505 of employer credits under the SkyWest Deferred Compensation Plan attributable to compensation earned for 2006, $2,279 in employer-paid health insurance premiums; $13,830 for a personal vehicle lease; $3,806 for personal use of the Company's recreational equipment; and, $5,383 for country club dues.

(6) All other compensation for Mr. Rich for 2008 consists of: $63,390 of employer credits under the SkyWest Deferred Compensation Plan attributable to compensation earned for 2008; $4,074 in employer-paid health insurance premiums; $13,920 for a personal vehicle allowance; and, $2,930 for personal use of the Company's recreational equipment.

(7) All other compensation for Mr. Rich for 2007 consists of: $70,152 of employer credits under the SkyWest Deferred Compensation Plan attributable to compensation earned for 2007; $3,703 in employer-paid health insurance premiums; $10,634 for a personal vehicle allowance; and, $3,097 for personal use of the Company's recreational equipment.

(8) All other compensation for Mr. Rich for 2006 consists of: $66,885 of employer credits under the SkyWest Deferred Compensation Plan attributable to compensation earned for 2006; $3,703 in employer-paid health insurance premiums; $11,021 for a personal vehicle lease; and, $3,806 for personal use of the Company's recreational equipment.

(9) All other compensation for Mr. Childs for 2008 consists of: $56,220 of employer credits under the SkyWest Deferred Compensation Plan attributable to compensation earned for 2008; $3,466 in employer-paid health insurance premiums; $13,966 for a personal vehicle lease; and, $2,930 for personal use of the Company's recreational equipment.

(10) All other compensation for Mr. Childs for 2007 consists of: $46,877 of employer credits under the SkyWest Deferred Compensation Plan attributable to compensation earned for 2007, $3,104 in employer-paid health insurance premiums; $8,147 for a personal vehicle lease; and, $3,097 for personal use of the Company's recreational equipment.

(11) All other compensation for Mr. Holt for 2008 consists of: $47,175 of employer credits under the ASA Deferred Compensation Plan attributable to compensation earned for 2008; $3,170 in employer-paid health insurance premiums; $2,625 in matching contributions under the ASA 401(k) Plan; $12,444 for a personal vehicle lease, and, $2,930 for personal use of the Company's recreational equipment.

(12) All other compensation for Mr. Holt for 2007 consists of: $40,688 of employer credits under the ASA Executive Deferred Compensation Plan attributable to compensation earned for 2007; $3,703 in employer-paid health insurance premiums; and, $3,097 for personal use of the Company's recreational equipment.

GRANTS OF PLAN-BASED AWARDS FOR 2008

The following table provides information about non-equity-based and equity-based plan awards granted to the NEOs for the fiscal year ended December 31, 2008:

(a)	(b)	(c)			(d)	(e)	(f)	(g)
		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(3)			All Other Stock Awards: Number of Shares of Stock	All Other Option Awards: Number of Securities Underlying Options	Exercise Price of Options Awards	Grant Date Full Fair
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	(#)	(#)	($S/share)(4)	Value(5)
Jerry C. Atkin	6-Nov-2007(1)	$202,720	$289,600	$376,480				
	6-Feb-2008(2)				4,940	59,281	$25.800	$503,294
Bradford R. Rich	6-Nov-2007(1)	$147,280	$210,400	$273,520				
	6-Feb-2008(2)				2,872	34,467	$25.800	$292,619
Russell A. Childs	6-Nov-2007(1)	$128,800	$184,000	$239,200				
	6-Feb-2008(2)				2,512	30,142	$25.800	$255,910
Bradford R. Holt	6-Nov-2007(1)	$112,000	$160,000	$208,000				
	6-Feb-2008(2)				2,184	26,211	$25.800	$222,525

(1) The Compensation Committee initially approved the grant of Non-Equity Incentive Plan Awards on November 6, 2007. On November 12, 2008 the Compensation Committee modified the target performance levels applicable to those awards. The specific changes in target performance levels applicable to 2008 Non-Equity Incentive Plan Awards are described under the heading "Annual Performance-Based Bonus" in the "Compensation Discussion and Analysis" section above.

(2) On February 6, 2008, the Company granted stock options and restricted stock awards pursuant to the 2006 Long-Term Incentive Plan. The awards vest in full on the third anniversary of the date of grant.

(3) Annual performance bonuses actually earned for fiscal year 2008 and paid in 2009 are listed in the "Non-Equity Incentive Plan Compensation" column for 2008 in the Summary Compensation Table appearing above.

(4) The exercise price of the options of $25.80 per share was the market closing price of the Common Stock on the date of grant.

(5) This column shows the full grant date fair market value of the options granted in 2008 as computed under SFAS No. 123(R) and the expense attributable to restricted stock awards. Generally, the Company will expense this amount in its financial statements over the award's vesting schedule. Assumptions and methodologies used in the calculation of these amounts are included in footnotes to the Company's audited financial statements for the fiscal year ended December 31, 2008 which are included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission.

OUTSTANDING EQUITY AWARDS AT YEAR-END 2008

This table provides information on the year-end 2008 holdings of stock options and other stock awards (restricted stock) by the NEOs.

	Option Awards				Stock Awards	
(a)	(b)	(c)	(d)	(e)	(f)	(g)
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date(4)	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested(5) ($)
Jerry C. Atkin	208,000	—	$20.125	9-May-10	—	—
	104,000	—	$25.950	8-May-11	—	—
	104,000	—	$26.240	5-Feb-12	—	—
	94,540	—	$10.570	4-Feb-13	—	—
	104,000	—	$19.180	3-Feb-14	—	—
	188,000	—	$17.110	1-Feb-15	—	—
	—	61,100(1)	$23.800	8-May-13	5,100(1)	$94,860
	—	59,281(2)	$26.840	6-Feb-14	4,940(2)	$91,884
	—	59,281(3)	$25.800	6-Feb-15	4,940(3)	$91,884
Bradford R. Rich	84,000	—	$20.125	9-May-10	—	—
	50,000	—	$25.950	8-May-11	—	—
	50,000	—	$26.240	5-Feb-12	—	—
	50,000	—	$10.570	4-Feb-13	—	—
	50,000	—	$19.180	3-Feb-14	—	—
	100,000	—	$17.110	1-Feb-15	—	—
	—	35,400(1)	$23.800	8-May-13	3,000(1)	$55,800
	—	34,467(2)	$26.840	6-Feb-14	2,872(2)	$53,419
	—	34,467(3)	$25.800	6-Feb-15	2,872(3)	$53,419
Russell Childs	5,243	—	$25.950	8-May-11	—	—
	4,000	—	$26.240	5-Feb-12	—	—
	40,000	—	$17.110	1-Feb-15	—	—
	—	8,800(1)	$23.800	8-May-13	—	—
	—	8,589(2)	$26.840	6-Feb-14	2,200(2)	$40,920
	—	13,597(2)	$27.368	6-Feb-14	2,207(2)	$41,050
	—	30,142(3)	$25.800	6-Feb-15	2,512(3)	$46,723
Bradford R. Holt	48,000	—	$17.110	1-Feb-15	—	—
	—	8,800(1)	$23.800	8-May-13	—	—
	—	8,867(2)	$26.840	6-Feb-14	2,200(2)	$40,920
	—	—	$27.368	6-Feb-14	2,217(2)	$41,236
	—	26,211(3)	$25.800	6-Feb-15	2,184(3)	$40,622

(1) Awards vest on May 8, 2009.

(2) Awards vest on February 6, 2010.

(3) Awards vest on February 6, 2011.

(4) Stock options awarded prior to 2006 expire ten years from date of grant. Stock options granted after 2005 expire seven years from date of grant.

(5) Based on market closing price per share of Common Stock of $18.60 on December 31, 2008.

OPTION EXERCISES AND STOCK VESTED FOR 2008

Stock options exercised and restricted shares that vested for the NEOs during 2008 are outlined below.

(a)	Option Awards		Stock Awards	
Name	(b) Number of Shares Acquired On Exercise (#)	(c) Value Realized on Exercise ($)(1)	(d) Number of Shares Acquired on Vesting (#)(2)	(e) Value Realized on Vesting ($)(2)
Jerry C. Atkin	150,363	$755,942	—	—
Bradford R. Rich	84,000	$226,249	—	—
Russell A. Childs	—	—	—	—
Bradford R. Holt	—	—	—	—

(1) The dollar amounts shown in column (c) above for option awards are determined by multiplying (i) the number of shares of Common Stock to which the exercise of the option related, by (ii) the difference between the per-share closing price of Common Stock on the date of exercise and the exercise price of the option awards.

(2) No shares of Common Stock underlying stock awards vested during 2008.

NON-QUALIFIED DEFERRED COMPENSATION FOR 2008

Pursuant to the SkyWest Deferred Compensation Plan and the ASA Deferred Compensation Plan, covered NEOs may elect prior to the beginning of each calendar year to defer the receipt of base salary and annual performance bonuses earned for the ensuing calendar year. Amounts deferred are credited to an unfunded liability account maintained by the Company on behalf of the applicable NEO, which account is deemed invested in and earns a rate of return based upon certain notational, self-directed investment options offered under the applicable plan.

Each NEO's account under the SkyWest Deferred Compensation Plan and ASA Deferred Compensation Plan, as applicable, is also credited with a discretionary employer contribution monthly, whether or not the NEO contributes. For 2008 that discretionary employer contribution was 15% of the NEO's salary and annual bonus. Participant account balances under the SkyWest and ASA Deferred Compensation Plans are fully-vested and will be paid by the Company to each NEO upon retirement or separation from employment, or on other specified dates, in a lump sum form or in installments according to a schedule elected in advance by the NEO.

The following table provides information regarding the SkyWest and ASA Deferred Compensation Plans for NEOs for 2008.

(a) Name(1)	(b) Executive Contributions in Last Fiscal Year ($)	(c) Registrant Contributions in Last Fiscal Year ($)(2)	(d) Aggregate Earnings in Last Fiscal Year ($)(3)	(e) Aggregate Withdrawals/ Distributions in Last Fiscal Year ($)	(f) Aggregate Balance at Last Fiscal Year End ($)
Jerry C. Atkin	—	$95,295	$(510,083)	—	$1,138,561
Bradford R. Rich	—	69,689	(401,496)	—	637,166
Russell A. Childs	—	46,804	(47,311)	—	204,727
Bradford R. Holt	—	0	(19,567)	—	439,532

(1) For 2008, Messrs. Atkin, Rich and Childs were covered by the SkyWest Deferred Compensation Plan only and Mr. Holt was covered by both the SkyWest Deferred Compensation Plan (as to

contributions for years prior 2008 and earnings thereon only) and the ASA Deferred Compensation Plan (with respect to contributions for 2008 and earnings thereon).

(2) The amounts in column (c) reflect the amounts of employer contributions credited in 2008 at the rate of 15% of each NEO's base salary and 2007 bonus which were paid in 2008. The amounts reported in column (c) are also included in the amounts reported in the "Other Compensation" column of the Summary Compensation Table appearing above.

(3) The amounts in column (d) reflect the notational earnings (losses) during 2008 charged against each NEO's account under the SkyWest and ASA Deferred Compensation Plans. These amounts are not reported in the Summary Compensation Table because they are based on market rates determined by reference to mutual funds that are available to participants in the SkyWest 401(k) Plan or, in certain cases, otherwise broadly available.

The table below shows the funds available for notational investment under the SkyWest Deferred Compensation Plan, and the annual rate of return for the calendar year ended December 31, 2008:

Name of Fund	Rate of Return
Nationwide NVIT Money Market Fund Class I	2.1%
PIMCO VIT Total Return Admin	4.8%
PIMCO VIT Real Return Admin	(7.0)%
Alliance Bernstein VPS Growth & Income A	(40.6)%
Dreyfus Stock Index Initial	(37.1)%
Oppenheimer VA Capital Appreciation NS	(45.5)%
NVIT Mid Cap Fund Class I	(36.5)%
Royce Capital Small Cap	(27.2)%
Ivy VIP Small Cap Growth	(39.2)%
Dreyfus VIF International Value	(37.3)%

The following table provides information regarding the ASA Deferred Compensation Plan for Mr. Holt for 2008.

(a)	(b)	(c)	(d)	(e)	(f)
Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)(1)	Aggregate Earnings in Last Fiscal Year ($)(2)	Aggregate Withdrawals/ Distributions in Last Fiscal Year ($)	Aggregate Balance at Last Fiscal Year End ($)
Bradford R. Holt	—	44,618	2,120	—	46,738

(1) The amount in column (c) reflects the employer contributions credited in 2008 at the rate of 15% of Mr. Holt's base salary and 2007 bonus which was paid in 2008. The amount reported in column (c) is also included in the amount reported in the "Other Compensation" column of the Summary Compensation Table appearing above.

(2) The amounts in column (d) reflect the notational earnings (loss) during 2008 charged against Mr. Holt's account under the ASA Deferred Compensation Plan. This amount is not reported in the Summary Compensation Table because it is are based on market rates determined by reference to mutual funds that are available to participants in the ASA 401(k) Plan or, in certain cases, otherwise broadly available.

The table below shows the funds available under the ASA Deferred Compensation Plan, and the annual rate of return for the calendar year ended December 31, 2008:

Name of Fund	Rate of Return
American Century Equity Income-Inv	(20.0)%
American Century-Equity Index-Inst	(37.2)%
American Century International Growth-Inv	(45.2)%
American Century Premium Money Market-Inv	2.9%
American Century Short-Term Government-Inv	4.7%
American Century Strategic Aggressive-Inv	(33.7)%
American Century Strategic Conservative-Inv	(15.8)%
American Century Strategic Moderate-Inv	(26.0)%
American Century Ultra-Inv	(41.7)%
American Century Value-Inv	(26.7)%
Buffalo Small Cap	(29.8)%

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The information below describes and quantifies certain payments or benefits that would be payable under the existing plans and programs of the Company and its subsidiaries if an NEO's employment had terminated on December 31, 2008 or the Company or the applicable subsidiary had undergone a change in control on December 31, 2008. These benefits are in addition to benefits generally available to all salaried employees of the Company in connection with a termination of employment, such as distributions from the 401(k) Plans, disability and life insurance benefits, the value of employee-paid group health plan continuation coverage under the Consolidated Omnibus Reconciliation Act, or "COBRA" and accrued vacation pay. The NEOs do not have any other severance benefits, severance agreements or change-in-control agreements.

Accelerated Vesting of Stock Options and Stock Awards Upon Change In Control. Under the Company's long-term incentive plans, all outstanding stock options and shares of restricted stock held by an NEO become fully vested upon a "change in control" without regard to whether the NEO terminates employment in connection with or following the change in control. The Company's long-term incentive plans generally define a "change in control" as any of the following events: (i) the acquisition by any person of 50% or more of the Company's voting shares, (ii) replacement of a majority of the Company's directors within a two-year period under certain conditions, or (iii) shareholder approval of a merger in which the Company is not the surviving entity, sale of substantially all of the Company's assets or liquidation. The following table shows for each NEO the intrinsic value of his unvested stock option and restricted stock awards as of December 31, 2008 that would have been accelerated had a change in control of the Company occurred on that date, calculated by multiplying the number of underlying shares by the closing price of the Common Stock on the last trading day of 2008 ($18.60 per share) and, in the case of stock options, by then subtracting the applicable option exercise price:

Name	Early Vesting of Stock Options	Early Vesting of Restricted Stock
Jerry C. Atkin	—	$278,628
Bradford R. Rich	—	$162,638
Russell A. Childs	—	$128,693
Bradford R. Holt	—	$122,779

If a change in control with respect to the Company results in acceleration of vesting of an NEO's otherwise unvested stock options and other stock awards, and if the value of such acceleration exceeds 2.99 times the NEO's average W-2 compensation with the Company for the five taxable years preceding the year of the change in control (the "Base Period Amount"), the acceleration would result in an excess parachute payment under Code Section 280G. An NEO would be subject to a 20% excise tax on any such excess parachute payment and the Company would be unable to deduct the amount of the excess parachute payment for tax purposes. The Company has not agreed to provide its NEOs with any gross-up or reimbursement for excise taxes imposed on excess parachute payments.

Deferred Compensation. If an NEO had terminated employment on December 31, 2008, the NEO would have become entitled to receive the balance in his account under the applicable deferred compensation plan. Distribution would be made in the form of a lump sum or in installments, and in accordance with the distributions schedule elected by the NEO under the applicable plan. The 2008 year-end account balances under those plans are shown in column (e) in the applicable Nonqualified Deferred Compensation Tables set forth above. An NEO's account balance would continue to be credited with notational investment earnings or losses through the date of actual distribution.

DIRECTOR COMPENSATION

The Company uses a combination of cash and stock-based incentive compensation to attract and retain qualified candidates to serve as directors. In setting director compensation, the Company considers the significant amount of time that directors expend in fulfilling their duties to the Company, as well as the skill level required by the Company of its directors. Each director is encouraged to own at least 5,000 shares of Common Stock.

Cash Compensation Paid to Directors

For the year ended December 31, 2008, all directors who were not employees of the Company received an annual cash retainer of $31,000 and attendance fees of $1,600 for each board meeting, $1,200 for each committee meeting, and $800 for each telephonic board or committee meeting. The directors serving as the Chairs of the Compensation Committee and the Nominating and Corporate Governance Committees were paid an annual fee of $4,000. The director serving as the Chair of the Audit and Finance Committee was paid an annual fee of $15,000. Jerry C. Atkin, Chairman of the Board, an employee of the Company, received no compensation for his service on the Board. Commencing in 2009, the annual cash retainer to be paid to each non-employee director has been increased to $32,000.

Stock Awards

Each non-employee director receives a stock award annually. On February 6, 2008, each of the non-employee directors received an award of 1,663 shares of Common Stock. The Company did not grant stock options to its non-employee directors in 2008.

DIRECTOR SUMMARY COMPENSATION TABLE FOR 2008

The table below summarizes the compensation paid by the Company to its non-employee directors for the year ended December 31, 2008.

(a) Name(1)	(b) Fees Earned or Paid in Cash ($)	(c) Stock Awards ($)(2)	(d) Option Awards ($)(3)(4)	(e) Change in Pension Value and Deferred Compensation Earnings ($)	(f) All Other Compensation ($)	(g) Total ($)
W. Steve Albrecht	$61,150	$43,338	$3,129	—	—	$107,617
J. Ralph Atkin	$46,300	$43,338	$3,129	—	—	$ 92,767
Margaret S. Billson	$43,000	$43,338	—	—	—	$ 86,338
Ian M. Cumming	$48,200	$43,338	$3,129	—	—	$ 94,667
Henry J. Eyring	$54,350	$43,338	—	—	—	$ 97,688
Robert G. Sarver	$44,200	$43,338	$3,129	—	—	$ 90,667
Steven F. Udvar-Hazy	$54,200	$43,338	$3,129	—	—	$100,667
James L. Welch	$43,000	$43,338	—	—	—	$ 86,338

(1) Jerry C. Atkin, the Chairman and Chief Executive Officer of the Company, is not included in the foregoing table as he is an employee of the Company and receives no monetary compensation for his services as Chairman.

(2) Represents the closing price of the Common Stock awarded on the grant date of February 6, 2008, of $26.06 per share, multiplied by the 1,663 shares granted to each non-employee director. That amount is the aggregate grant date fair market value of awards as computed under SFAS No. 123(R). All such shares of Common Stock are fully-vested.

(3) Reflects the dollar amount of grant date fair market value recognized for financial statement reporting purposes for the year ended December 31, 2008, in accordance with SFAS No. 123(R), with respect to stock option awards granted in 2005 only. Assumptions and methodologies used in the calculation of these amounts are included in footnotes to the Company's audited financial statements for the fiscal year ended December 31, 2005, which are included in the Company's Annual Report on Form 10-K.

(4) As of December 31, 2008, each of the following non-employee directors of the Company held unexercised options to purchase the following number of shares of Company Common Stock: W. Steve Albrecht: 30,000; J. Ralph Atkin: 60,000; Ian M. Cumming: 80,000; Henry J. Eyring: 26,500; Robert G. Sarver: 64,000; Steven F. Udvar-Hazy: 56,000.

SECURITY OWNERSHIP

Security Ownership of Directors and Executive Officers

The following table sets forth the beneficial ownership of the Common Stock as of March 12, 2009, for each director and nominee for director, each NEO, and by all directors (including nominees) and executive officers of the Company as a group.

Name	Common Stock	Options Exercisable	Unvested Restricted Shares	Total	Beneficial Ownership
Jerry C. Atkin	1,544,819	802,540	28,747	2,376,106	4.2%
Bradford R. Rich	20,191	384,000	16,746	420,937	0.7%
Ian M. Cumming	36,937	80,000	—	116,937	0.2%
Robert G. Sarver	25,407	64,000	—	89,407	0.2%
J. Ralph Atkin	11,407	60,000	—	71,407	0.1%
Steven F. Udvar-Hazy	14,007	56,000	—	70,007	0.1%
Russell A. Childs	—	49,243	15,423	64,666	0.1%
Bradford R. Holt	826	48,000	14,573	63,399	0.1%
W. Steve Albrecht	25,407	30,000	—	55,407	0.1%
Henry J. Eyring	9,967	26,500	—	36,467	0.1%
Margaret S. Billson	6,607	—	—	6,607	*
James L. Welch	6,607	—	—	6,607	*
All officers and directors as a group (12 persons)	1,702,182	1,600,283	75,489	3,377,954	5.8%

(1) Based on 56,485,135 shares outstanding as of March 12, 2009.

Security Ownership of Certain Beneficial Owners

As of February 28, 2009, the Company's records and other information available from outside sources indicated that the following shareholders were beneficial owners of more than five percent of the outstanding shares of Common Stock. The information following is as reported in their filings with the Securities and Exchange Commission. The Company is not aware of any other beneficial owner of more than 5% of either class of the Common Stock.

	Amount of Beneficial Ownership	
	Common Stock	
Name	Shares	Percent of Class
Orbis Investment Management Limited 34 Bermudiana Road Hamilton HM11, Bermuda	4,657,151	8.2%
Barclays Global Fund Advisors 400 Howard Street San Francisco, CA 94105	4,169,957	7.31%
Dimensional Fund Advisors LP Palisades West, Building One 6300 Bee Care Road Austin, TX 78746	4,103,753	7.2%

PROPOSAL 2

APPROVAL OF THE SKYWEST, INC. 2009 EMPLOYEE STOCK PURCHASE PLAN

The Board of Directors adopted the SkyWest, Inc. 2009 Employee Stock Purchase Plan (the "Stock Purchase Plan"), effective July 1, 2009 subject to approval by the shareholders at the Meeting. In the event that the Company's shareholders do not approve the Stock Purchase Plan on or before June 30, 2009, the Stock Purchase Plan will terminate on that date and no shares of Common Stock will be issued under the Stock Purchase Plan.

The Board of Directors Recommends that Shareholders Vote *FOR* the SkyWest, Inc. 2009 Employee Stock Purchase Plan

The following description summarizes the principle features of the Stock Purchase Plan, but is qualified in its entirety by reference to the full text of the Stock Purchase Plan as set forth on *Appendix A* to this Proxy Statement.

Description of the Plan

Purpose: The purpose of the Stock Purchase Plan is to provide a method whereby employees of the Company, SkyWest Airlines, ASA and any other subsidiary subsequently designated by the Company will have an opportunity to acquire a proprietary interest in the Company through the purchase of shares of Common Stock. The Board believes the Stock Purchase Plan is important because it provides incentives to present and future employees by allowing them to share in the Company's growth. The Stock Purchase Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Code.

Administration: Except for certain powers expressly reserved to the Board and the Compensation Committee, the Stock Purchase Plan will be administered by the Company and the Company has the authority to interpret and construe all provisions of the Stock Purchase Plan and to make all decisions and determinations relating to the operation of the Stock Purchase Plan.

Duration: Subject to shareholder approval at the Meeting, the Stock Purchase Plan will be deemed to be effective on July 1, 2009 and will remain in effect until terminated by the Board in accordance with its terms.

Shares Subject to Plan: A maximum of 3,000,000 shares of Common Stock are available for issuance under the Stock Purchase Plan. In the event the outstanding shares of Common Stock are increased, decreased, changed into, or exchanged for a different number or kind of shares or securities through reorganization, merger, recapitalization, reclassification, stock split, reverse stock split or similar transaction, the maximum number of shares available for issuance under the Stock Purchase Plan will be proportionately adjusted.

Eligibility: Participation in the Stock Purchase Plan is limited to employees of the Company, SkyWest Airlines, ASA (and any other subsidiary subsequently designated by the Company) who have completed ninety (90) days of continuous employment with the Company since their most recent employment commencement date.

Offerings under the Plan: The Stock Purchase Plan provides for six-month offering periods commencing each July 1 and January 1 unless otherwise determined by the Compensation Committee.

Granting of Options: On the applicable offering commencement date, a participating employee will be granted an option to purchase the number of shares of Common Stock determined by dividing the participant's balance in the plan account on the last day of the offering period by the purchase price per share of the Common Stock.

Participation in an Offering: An individual who is an eligible employee at the beginning of an offering period may elect to participate in such offering by submitting an enrollment form to the Company authorizing the Company to make deductions from his or her pay on each payday during the time the employee is a participant at any rate designated by the employee, from a minimum of 1% to a maximum of 15% of the employee's base pay. A participant's option to purchase Common Stock will be deemed to have been exercised automatically on the offering termination date applicable to such offering, unless the participant gives written notice to the Company to withdraw such payroll deductions. The option will be deemed to have been exercised for the purchase of the number of full shares of Common Stock which the amount in the account will be purchased and any excess in the account will be returned to the participant.

Exercise Price of Options: The price per share to be paid by participants under the Stock Purchase Plan will be 95% of the fair market value of shares on the last day of the offering period unless the Compensation Committee determines that a different discount will apply. Any alternative discount will be determined in advance of the offering period by the Compensation Committee; however, in no case will the discount be greater than 15%. For purposes of the Stock Purchase Plan, the fair market value of the Common Stock shall be the closing sales price as reported on The Nasdaq Global Select Market on the applicable date or the nearest prior business day on which shares of the Common Stock traded.

Withdrawal; Termination of Employment: Upon withdrawal by a participant prior to an offering termination date or the termination of a participant's employment for any reason during an offering, including retirement and death, the option granted to such participant shall immediately terminate in its entirety, and the payroll deductions or other contributions credited to the participant's account shall be returned to the participant, or, in the case of death, his or her designated beneficiary, and shall not be used to purchase shares of Common Stock under the Stock Purchase Plan.

Amendment and Termination: The Board may, at any time and for any reason, amend or terminate the Stock Purchase Plan; provided, however, that to the extent necessary to comply with the rules of The Nasdaq Global Select Market or any other securities exchange or market system on which Shares are listed or quoted, or under Section 423 of the Code (or any successor rule or provision or any applicable law or regulation), the Company must obtain shareholder approval in such a manner and to such a degree as so required. Subject to certain exceptions, no termination, modification, or amendment of the Stock Purchase Plan may, without the consent of a participant then having an option under the Stock Purchase Plan to purchase Common Stock, adversely affect the rights of such participant under such option.

General Provisions: No participant or his or her legal representative, legatee or distributee will be deemed to be the holder of any shares of Common Stock subject to an offering until the option has been exercised and the purchase price for the shares has been paid. No payroll deductions credited to a participant's stock purchase account nor any rights with regard to the exercise of an option to purchase shares of Common Stock under the Stock Purchase Plan may be assigned, transferred, pledged or otherwise disposed of in any way by a participant other than by will or the laws of descent and distribution. Options under the Stock Purchase Plan will be exercisable during a participant's lifetime only by the participant.

Certain Federal Income Tax Consequences

The following is a brief summary of certain United States federal income tax consequences relating to the Stock Purchase Plan. This summary is not intended to be complete and does not describe state, local, foreign, or other tax consequences. The tax information summarized is not tax advice.

Grant of Options: The Stock Purchase Plan is intended to qualify as an "employee stock purchase plan" within the meaning of Section 423 of the Code. As such, a participant under the Stock Purchase Plan incurs no income tax liability, and the Company obtains no deduction, from the grant of the options. The payroll deductions and other contributions by a participant to his or her account under the Plan, however, are made on an after-tax basis. Participants will not be entitled to deduct or exclude from income or employment taxes any part of their payroll deductions.

Exercise of Options: A participant will not be subject to federal income tax upon the exercise of an option granted under the Stock Purchase Plan, nor will the Company be entitled to a tax deduction by reason of such exercise. The participant will have a cost basis in the shares of Common Stock acquired upon such exercise equal to the option exercise price.

Disposition of Shares Acquired Under the Plan: In order to defer taxation on the difference between the fair market value and exercise price of shares acquired upon exercise of an option, the employee must hold the shares of Common Stock acquired under the Stock Purchase Plan for a holding period which runs through the later of one year after the option exercise date or two years after the date the option was granted. The only exceptions are for dispositions of shares upon death, as part of a tax-free exchange of shares in a corporate reorganization, into joint tenancy with right of survivorship with a another person, or the mere pledge or hypothecation of shares.

If a participant disposes of stock acquired under the Stock Purchase Plan before expiration of the holding period in a manner not described above, such as by gift or ordinary sale of such shares, the employee must recognize as ordinary compensation income in the year of disposition the difference between the exercise price for the shares and the stock's fair market value on the date of exercise. In such an event, the Company will be entitled to a corresponding compensation expense deduction.

Disposition of shares after expiration of the required holding period (including disposition upon death) will result in the recognition of gain or loss in the amount of the difference between the amount realized on the sale of the shares and the exercise price for such shares. Any loss on such a sale will be a long-term capital loss. Any gain on such a sale will be taxed as ordinary compensation income up to an amount equal to the product of the stock's fair market value as of the date of grant of the purchase right multiplied by the applicable purchase price discount percentage (i.e., 5%), with any additional gain taxed as a long-term capital gain.

Value of Benefits

The Company is unable to determine the amount of benefits that may be received by participants, including the NEOs, under the Stock Purchase Plan if adopted, as participation is discretionary with each employee.

PROPOSAL 3

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit and Finance Committee has recommended and approved the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm (independent auditors) to examine the consolidated financial statements of the Company for the year ending December 31, 2009. The Company is seeking shareholder ratification of such action.

It is expected that representatives of Ernst & Young LLP will attend the Meeting and be available to make a statement or respond to appropriate questions.

The Board and the Audit and Finance Committee Recommend that Shareholders Vote *FOR* the Ratification of Appointment of Ernst & Young LLP as the Company's Independent Registered Public Accounting Firm (Independent Auditors).

AUDIT & FINANCE COMMITTEE DISCLOSURE

Who served on the Audit and Finance Committee?

The members of the Audit and Finance Committee as of December 31, 2008 were W. Steve Albrecht (Chair), Henry J. Eyring, J. Ralph Atkin and Robert G. Sarver. Each member of the Audit and Finance Committee has been determined by the Board to be independent under the rules of the Securities and Exchange Commission and The Nasdaq Stock Market. The Board has determined that W. Steve Albrecht, who served on the Audit and Finance Committee throughout the year ended December 31, 2008, is an "audit committee financial expert" as defined in Item 401(h) (2) of Regulation S-K promulgated under the Exchange Act.

What document governs the activities of the Audit and Finance Committee?

The Audit and Finance Committee acts under a written charter, which sets forth its responsibilities and duties, as well as requirements for the Audit and Finance Committee's composition and meetings. The Audit and Finance Committee charter is available on the Company's Web site at *www.SkyWest.com,* and is also available in print, free of charge, upon request. Requests for a printed copy of the Audit and Finance Committee charter should be submitted to Eric D. Christensen, Corporate Secretary of the Company, at 444 South River Road, St. George, Utah 84790.

How does the Audit and Finance Committee conduct its meetings?

During the year ended December 31, 2008, the Audit and Finance Committee met with the senior members of the Company's financial management team at each of its regular scheduled quarterly meetings. The Audit and Finance Committee also met with representatives of Ernst & Young ("E&Y"), the Company's independent registered public accounting firm, at each of its in-person meetings and met with representatives of Protiviti, Inc. ("Protiviti"), the Company's principal internal auditor, at several of the meetings. Agendas for the Audit and Finance Committee's meetings are established by the Chair of the Audit and Finance Committee, after consultation with the Company's Chief Financial Officer. At those meetings, the Audit and Finance Committee reviewed and discussed various financial and regulatory issues, accounting and financial management issues, developments in the accounting profession, as well as the Company's industry, risk management and a summary of calls received on the Company's anonymous reporting line. The Audit and Finance Committee also had separate, executive sessions from time to time with representatives of E&Y, the Chief Financial Officer, Protiviti and the Company's legal counsel, at which meetings candid discussions of financial management, accounting, internal controls and legal and compliance issues took place. Additionally, the Chair of the Audit and Finance Committee had separate discussions regularly with representatives of E&Y, the Chief Financial Officer, Protiviti and the Company's legal counsel.

Does the Audit and Finance Committee review the periodic reports and other public financial disclosures of the Company?

The Audit and Finance Committee reviews each of the Company's quarterly and annual reports, including Management's Discussion and Analysis of Financial Condition and Results of Operations. As part of this review, the Audit and Finance Committee discusses the reports with the Company's management and independent registered public accounting firm and considers the audit and review reports prepared by the independent registered public accounting firm about the Company's quarterly and annual reports, as well as related matters such as the quality (and not just the acceptability) of the Company's accounting practices, alternative methods of accounting under generally accepted accounting principles in the United States ("GAAP") and the preferences of the independent registered public accounting firm in this regard, the Company's critical accounting policies and the clarity and completeness of the Company's financial and other disclosures.

Did the Audit and Finance Committee play any role in connection with the Company's report on internal control?

The Audit and Finance Committee reviewed management's report on internal control over financial reporting, required under Section 404 of the Sarbanes-Oxley Act of 2002 and related rules. As part of this review, the Audit and Finance Committee reviewed the bases for management's conclusions in that report, and also reviewed the report of the independent registered public accounting firm on internal control over financial reporting. Throughout the year ended December 31, 2008, the Audit and Finance Committee reviewed management's plan for documenting and testing controls, the results of their documentation and testing, any deficiencies discovered and the resulting remediation of any such deficiencies.

What is the role of the Audit and Finance Committee in connection with the financial statements and controls of the Company?

Management of the Company has primary responsibility for the Company's financial statements and internal control over the Company's financial reporting. The independent registered public accounting firm has responsibility for the integrated audit of the Company's financial statements and internal control over financial reporting. The responsibility of the Audit and Finance Committee is to oversee financial and control matters, among other responsibilities fulfilled by the Audit and Finance Committee under its charter. The Audit and Finance Committee meets regularly with the independent registered public accounting firm, without the presence of management, to ensure candid and constructive discussions about the Company's compliance with accounting standards and best practices among public companies comparable in size and scope to the Company. The Audit and Finance Committee also regularly reviews with its outside advisors material developments in the law and accounting literature that may be pertinent to the Company's accounting financial reporting practices.

Does the Audit and Finance Committee have any policy-making responsibility?

From time to time, the Audit and Finance Committee establishes certain policies as required by the rules of the Securities and Exchange Commission and the listing standards of The Nasdaq Stock Market. For example, the Audit and Finance Committee has established a policy for the receipt and retention (including on an anonymous basis) of complaints about financial and control matters. The

Audit and Finance Committee also has implemented a policy that addresses when the Company may recruit personnel who formerly were employed by the Company's independent registered public accounting firm. In other cases, the Audit and Finance Committee is responsible for overseeing the efficacy of management policies, including compliance with the Company's Code of Ethics and the availability of perquisites.

What matters have members of the Audit and Finance Committee discussed with the independent registered public accounting firm?

In its meetings with representatives of E&Y, the Audit and Finance Committee asked E&Y to address and discuss their responses to several questions that they believed were particularly relevant to its oversight. These questions included:

- Are there any significant judgments made by management in preparing the financial statements that would have been made differently had E&Y prepared and been responsible for the financial statements?
- Based on E&Y's experience, and their knowledge of the Company, do the Company's financial statements fairly present to investors, with clarity and completeness, the Company's financial position and performance for the reporting period in accordance with GAAP and Securities and Exchange Commission disclosure requirements?
- Based on E&Y's experience, and their knowledge of the Company, has the Company implemented internal controls and internal audit procedures that are appropriate for the Company?
- During the course of the fiscal year, has E&Y received any communication or discovered any information indicating any improprieties with respect to the Company's accounting and reporting procedures or reports?

The Audit and Finance Committee has also discussed with E&Y that they are retained by the Audit and Finance Committee and that they must raise any concerns about the Company's financial reporting and procedures directly with the Audit and Finance Committee. Based on these discussions and its discussions with management, the Audit and Finance Committee believes it has a basis for its oversight judgments and for recommending that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2008.

What has the Audit & Finance Committee done with regard to the Company's audited financial statements for the year ended December 31, 2008?

The Audit and Finance Committee has:

- Reviewed and discussed the audited financial statements with the Company's management; and
- Discussed with E&Y the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit and Finance Committees, as amended.

Has the Audit and Finance Committee considered the independence of the Company's independent registered public accounting firm?

The Audit and Finance Committee has received from E&Y the written disclosures and the letter required by Independence Standards Board Standard No. 1, Independence Discussions with Audit and Finance Committees, and has discussed with the firm its independence. The Audit and Finance Committee has concluded that E&Y is independent from the Company and its management.

Has the Audit and Finance Committee made a recommendation regarding the audited financial statements for the year ended December 31, 2008?

Based upon its review and the discussions with management and the Company's independent registered public accounting firm, the Audit and Finance Committee recommended to the Board that the audited consolidated financial statements for the Company be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2008.

Does the Audit and Finance Committee provide a periodic report of its activities to the Board?

The Audit and Finance Committee provides reports of its activities at each regularly-scheduled Board meeting.

Has the Audit and Finance Committee reviewed the fees paid to the Company's independent registered public accounting firm during the year ended December 31, 2008?

The Audit and Finance Committee has reviewed and discussed the fees paid to E&Y during the year ended December 31, 2008 for audit, audit-related, tax and other services, which are set forth below under "Fees Paid to Independent Registered Public Accounting Firm." Because the Company did not pay to E&Y any fees for non-audit services during the years ended December 31, 2008, the Audit and Finance Committee was not required to assess whether E&Y's delivery of non-audit services is compatible with E&Y's independence.

What is the Company's policy regarding the retention of the Company's independent registered public accounting firm?

The Audit and Finance Committee has adopted a policy regarding the retention of the independent registered public accounting firm that requires pre-approval of all services by the Audit and Finance Committee or the Chair of the Audit and Finance Committee. When services are pre-approved by the Chair of the Audit and Finance Committee, notice of such approvals is given to the other members of the Audit and Finance Committee and presented to the full Audit and Finance Committee at its next scheduled meeting.

FEES PAID TO INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Fees

During the years ended December 31, 2008 and 2007, the Company paid E&Y fees in the aggregate amount of $689,000 and $615,000, respectively, for the annual audit of the Company's financial statements, the quarterly reviews of the Company's financial statements included in its Quarterly Reports on Form 10-Q, audits of the closing balance sheets of certain businesses acquired, and the review of the Company's registration statements.

Audit-Related Fees

During the years ended December 31, 2008 and 2007, the Company paid E&Y fees in the aggregate amount of $0 and $7,000, respectively, for audit-related services. The amount paid in 2007 related to E&Y's consent on their audit report on the financial statements of certain of the Company's employee benefit plans.

Tax Fees

During the years ended December 31, 2008 and 2007, the Company did not pay fees to E&Y for tax services.

All Other Fees

During the years ended December 31, 2008 and 2007, E&Y did not provide any services to the Company, and the Company did not pay to E&Y any fees, other than those identified above.

REPORT OF THE AUDIT & FINANCE COMMITTEE

In connection with the financial statements for the year ended December 31, 2008, the Audit and Finance Committee has:

(1) Reviewed and discussed the audited financial statements with management;

(2) Discussed with E&Y, the Company's independent registered public accounting firm, the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended; and

(3) Received the written disclosure and letter from E&Y regarding the matters required by Independence Standards Board Standard No. 1.

Based upon these reviews and discussions, the Audit and Finance Committee recommended to the Board at the February 4, 2009 meeting of the Board that the Company's audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2008, filed with the Securities and Exchange Commission. The Board approved this inclusion.

The Audit & Finance Committee

W. Steve. Albrecht, Chair
J. Ralph Atkin
Henry J. Eyring
Robert G. Sarver

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

The Company's executive officers, directors and 10% shareholders are required under Section 16 of the Securities Exchange Act of 1934, as amended, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Copies of these reports must also be furnished to the Company.

Based solely on a review of copies of reports furnished to the Company, or written representations that no reports were required, the Company believes that during 2008 its executive officers, directors and 10% holders complied with all filing requirements of Section 16 of the Securities Exchange Act of 1934, as amended.

SHAREHOLDER PROPOSALS FOR THE 2010 ANNUAL MEETING OF SHAREHOLDERS

If any shareholder intends to present a proposal to be considered for inclusion in the Company's proxy material in connection with the Company's 2010 Annual Meeting of Shareholders, the proposal must be in proper form (per SEC Regulation 14A, Rule 14a-8—Shareholder Proposals) and received by the Secretary of the Company on or before October 16, 2009. Shareholder proposals to be presented at the 2010 Annual Meeting of Shareholders which are not to be included in the Company's proxy materials must be received by the Company no earlier than November 15, 2009, nor later than December 17, 2009, in accordance with the procedures set forth in the Company's Bylaws.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS SHARING AN ADDRESS

In instances in which multiple holders of the Common Stock share a common address and are the beneficial owners, but not the record holders, of those shares of Common Stock, the holders' banks, brokers or other nominees may only deliver one copy of this Proxy Statement and the Company's 2008 Annual Report to Shareholders, unless the applicable bank, broker or nominee has received contrary instructions from one or more of the shareholders. The Company will deliver promptly, upon written request, a separate copy of this Proxy Statement and the Company's 2008 Annual Report to Shareholders to any shareholder at a shared address to which a single copy of the documents was delivered. A shareholder who wishes to receive a separate copy of this Proxy Statement and the Company's 2008 Annual Report to Shareholders should submit a request by writing to Eric D. Christensen, Corporate Secretary of the Company, 444 South River Road, St. George, Utah 84790. Beneficial owners sharing an address who are receiving multiple copies of proxy materials and annual reports and who wish to receive a single copy of such materials in the future will need to contact their broker, bank or other nominee to request that only a single copy of each document be mailed to all shareholders at the shared address in the future.

OTHER BUSINESS

The Company's management does not know of any other matter to be presented for action at the Meeting. However, if any other matters should be properly presented at the Meeting, it is the intention of the persons named in the accompanying proxy to vote said proxy in accordance with their best judgment.

Eric D. Christensen
Vice President Planning, Corporate Secretary

St. George, Utah

March 13, 2009

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Appendix A

SKYWEST, INC.

2009 EMPLOYEE STOCK PURCHASE PLAN

SkyWest, Inc. (the "Company"), a Utah corporation, hereby establishes and adopts the 2009 SkyWest, Inc. Employee Stock Purchase Plan (the "Plan").

1. PURPOSE

The purpose of the Plan is to provide eligible employees of the Company and its subsidiaries with an opportunity to participate in the Company's success by purchasing the Company's common stock through payroll deductions. The Company intends the Plan to qualify as an "employee stock purchase plan" within the meaning of Section 423 of the Internal Revenue Code of 1986, as amended (the "Code"), and the provisions of the Plan shall be construed in a manner consistent with the requirements of Section 423 of the Code.

2. DEFINITIONS

2.1. "*Account*" shall mean the account maintained by the Company on behalf of each Participant to which are credited (i) payroll deductions pursuant to Section 6 and (ii) shares of Common Stock acquired upon exercise of an option pursuant to Section 7.

2.2. "*Authorization Form*" shall mean a form established by the Plan Administrator authorizing payroll deductions as set forth in Section 4 and such other terms and conditions as the Company from time to time may determine.

2.3. "*Board*" shall mean the board of directors of the Company.

2.4. "*Committee*" shall mean the Compensation Committee of the Board.

2.5. "*Common Stock*" means the shares of common stock of the Company.

2.6. "*Compensation*" shall mean a Participant's regular cash compensation from the Company or a Designated Subsidiary; i.e., salary, hourly wages, overtime pay, shift differentials and shift premiums. Compensation shall be determined prior to the Employee's pre-tax contributions pursuant to Section 125 and Section 401(k) of the Code. Compensation shall exclude all other compensation from the Company or a Designated Subsidiary, including bonuses and other incentive compensation, commissions, and amounts realized on the vesting or exercise of stock awards.

2.7. "*Corporate Transaction*" means: (a) a sale of all or substantially all of the Company's assets, or (b) a merger, stock sale, consolidation or other capital reorganization of the Company with or into another corporation, or other transaction or series of related transactions, in which the persons who were stockholders of the Company immediately prior to the transaction cease to own at least 50% of the voting stock of the Company (or its successor or parent) immediately after the transaction.

2.8. "*Designated Broker*" shall mean a stock brokerage or other financial services firm designated by the Company to hold the Accounts and/or otherwise assist in the administration of the Plan.

2.9. "*Designated Subsidiary*" shall mean SkyWest Airlines, Inc., Atlantic Southeast Airlines, Inc. and any other Subsidiary that has been designated by the Committee from time to time, in its sole discretion, as an employer whose employees are eligible to participate in the Plan.

2.10. "*Eligible Employee*" shall mean any Employee who has completed at least ninety (90) days of continuous employment with the Company or a Designated Subsidiary since his or her most recent start date.

2.11. "*Employee*" shall mean any person who is regularly employed by the Company or a Designated Subsidiary and is classified as an "employee" under the Company's or a Designated Subsidiary's system of personnel classification, but excluding leased employees, as described in Section 414(n) of the Code, and any payroll service or agency employee; i.e., an individual for whom the direct pay or compensation with respect to the performance of services for the Company or a Subsidiary is paid by any outside entity, including but not limited to a payroll service or temporary employment agency. The determination whether an individual is an employee shall be made solely based on the Company's or Designated Subsidiary's method of personnel classification, without regard to whether the individual is considered a common law employee of the Company or a Designated Subsidiary for any other purpose.

2.12. "*Exercise Date*" shall mean the last business day of each Offering Period in which payroll deductions are made under the Plan.

2.13. "*Fair Market Value*" per share as of a particular date shall mean the closing price of the Common Stock as reported on the NASDAQ Stock Market on that date (or if there were no reported prices on such date, on the last preceding date on which the prices were reported) or, if the Company is not then listed on the NASDAQ Stock Market, on such other principal securities exchange on which the Shares are traded.

2.14. "*Offering Date*" shall mean the first business day of each Offering Period.

2.15. "*Offering Period*" shall mean a period of six (6) months, or such other period of time as determined from time to time by the Committee, provided that in no event shall an Offering Period exceed twenty-seven (27) months. The first Offering Period shall commence on July 1, 2009.

2.16. "*Participant*" shall mean an Eligible Employee who participates in the Plan.

2.17. "*Plan Administrator*" means the Company acting through its Secretary or other authorized officers.

2.18. "*Subsidiary*" shall mean any corporation having the relationship to the Company described in Section 424(f) of the Code.

3. SHARES SUBJECT TO THE PLAN

Subject to adjustment as provided in Section 14, a total of 3,000,000 shares of Common Stock may be issued under the Plan. Such shares may be authorized but unissued Common Stock, authorized and issued Common Stock held in the Company's treasury, or Common Stock acquired by the Company in the open market or otherwise. If the total number of shares which would otherwise be subject to options granted under the Plan on an Offering Date exceeds the number of shares then available under the Plan (after deduction of all shares for which options have been exercised or are then outstanding), the Committee shall make a pro rata allocation of the shares remaining available for option grant in as uniform a manner as shall be practicable and as it shall determine to be equitable. In such event, the Committee shall give written notice to each Participant of such reduction of the number of option shares affected thereby and shall similarly reduce the rate of payroll deductions, if necessary. In the event the above share limit is adjusted on account of a stock split or similar transaction under Section 14 below, all shares issued under the Plan prior to the adjustment shall be counted against that limit on a post-split adjusted basis.

4. PARTICIPATION

4.1. Each Eligible Employee on an Offering Date shall become a Participant as of the Offering Date by completing an Authorization Form and filing it with the Plan Administrator or Designated Broker by the date required by the Plan Administrator pursuant to such method as the Plan

Administrator may establish from time to time in its sole discretion. The Authorization Form will remain in effect for subsequent Offering Periods, until modified or terminated by the Participant.

4.2. Any person who first becomes an Eligible Employee during an Offering Period shall become a Participant as of the first day of a subsequent Offering Date by completing an Authorization Form and filing it with the Plan Administrator or Designated Broker by the date required by the Plan Administrator pursuant to such method as may be established by the Plan Administrator from time to time in its sole discretion. The Authorization Form will remain in effect for subsequent Offering Periods, until modified or terminated by the Participant.

4.3. A person shall cease to be a Participant upon the earliest to occur of:

(a) the date the Participant ceases to be an Eligible Employee for any reason;

(b) the first day of the Offering Period beginning after the date on which the Participant ceases payroll deduction under the Plan pursuant to Section 6.1; or

(c) the date of a withdrawal from the Plan by the Participant as provided in Section 9.

5. GRANT OF OPTION

5.1. On each Offering Date the Company shall grant each Participant an option to purchase shares of Common Stock, subject to the limitations set forth in Section 3 and Sections 5.3 through 5.5.

5.2. The option price per share of the Common Stock subject to an offering shall be, unless otherwise determined by the Committee and communicated to Participants prior to the beginning of the Offering Period, ninety-five percent (95%) of the Fair Market Value of a share of Common Stock on the Exercise Date. In no event may the per share option price be less than the lesser of (i) eighty-five percent (85%) of the Fair Market Value of a share of Common Stock on the Exercise Date or (ii) eighty-five percent (85%) of the Fair Market Value of a share of Common Stock on the Exercise Date.

5.3. No Participant shall be granted an option if the Participant would immediately after the grant own directly or indirectly for purposes of Section 424(b)(3) of the Code stock possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of the Company (or of a Subsidiary or parent, if any). In applying this limitation the constructive ownership rules of Code Section 424(d) shall apply and shares that the Participant may purchase under this Plan and any other options to purchase stock shall be deemed owned by the Participant.

5.4. Additionally, no Participant shall be granted an option to purchase Common Stock under the Plan which permits the Participant's rights to purchase stock under all employee stock purchase plans (as described in Section 423 of the Code) of the Company and its Subsidiaries to accrue at a rate that exceeds $25,000 of the Fair Market Value of such stock (determined at the time such option is granted) for each calendar year in which such option is outstanding at any time.

5.5. In no event may a Participant purchase more than 1,250 shares of Common Stock during any Offering Period (as adjusted pursuant to Section 14, if applicable).

6. PAYROLL DEDUCTIONS

6.1. A Participant may, in accordance with rules adopted by the Plan Administrator, file an Authorization Form that authorize a payroll deduction of any whole number percentage from one percent (1%) to fifteen percent (15%) (or such other percentage as may be established by the Committee from time to time in its sole discretion) of such Participant's Compensation on each pay period during the Offering Period. Alternatively, a Participant may designate a flat dollar amount of Compensation (not in excess of 15% of the Participant's Compensation for the payroll period) to be withheld from the Participant's Compensation each payroll date. All payroll deductions made by a Participant shall be credited to his or her Account under the Plan. All payroll deduction elections shall be made on forms and within time frames designated by the Plan Administrator. A Participant may increase such payroll deduction effective as of each Offering Date provided the Participant files an Authorization Form requesting the increase in accordance with rules established by the Plan Administrator. A Participant may decrease or cease payroll deductions during an Offering Period by filing an Authorization Form requesting the decrease or cessation in accordance with rules established by the Plan Administrator.

6.2. All payroll deductions made by a Participant shall be credited to the Participant's Account. A Participant may not make any additional payments to the Participant's Account. No interest shall be paid on or credited to the payroll deduction contributions to the Participant's Account.

7. EXERCISE OF OPTION

7.1. Unless a Participant withdraws from the Plan as provided in Section 9, the Participant's option to purchase shares of Common Stock will be exercised automatically on the Exercise Date, and the maximum number of full and fractional shares of Common Stock subject to such option will be purchased for such Participant at the applicable option price with the accumulated payroll deductions in the Participant's Account. Any accumulated payroll deductions in the Participant's Account on the Exercise Date that are not applied to purchase Common Stock shall be returned to the Participant without interest.

7.2. The shares of Common Stock purchased upon exercise of an option hereunder shall be credited to the Participant's Account and shall be deemed to be transferred to the Participant on the Exercise Date and, except as otherwise provided herein, the Participant shall have all rights of a stockholder with respect to such shares. Shares of Common Stock received upon stock dividends or stock splits shall be treated as having been purchased on the Exercise Date of the shares to which they relate.

8. DELIVERY OF COMMON STOCK

As promptly as practicable after receipt by the Plan Administrator or Designated Broker of a request for withdrawal of Common Stock from any Participant in accordance with rules established by the Plan Administrator, the Plan Administrator shall arrange for delivery to such Participant of one or more stock certificates representing the shares of Common Stock which the Participant requests to withdraw.

9. WITHDRAWAL; TERMINATION OF EMPLOYMENT

9.1. A Participant may withdraw all, but not less than all, the payroll deductions and cash dividends credited to the Participant's Account at any time by giving written notice to the Plan Administrator which is received at least thirty (30) days prior to the Exercise Date (or such other notice period as may be established by the Plan Administrator from time to time in its sole discretion). All such payroll deductions and cash dividends credited to the Participant's Account will be paid to the Participant promptly after receipt of such Participant's notice of withdrawal; and the Participant's option for the Offering Period in which the withdrawal occurs will be automatically terminated. No further payroll deductions for the purchase of shares of Common Stock will be made for the Participant during such Offering Period, and any additional cash dividends during the Offering Period will be distributed to the Participant.

9.2. Upon termination of a Participant's status as an Employee during the Offering Period for any reason the payroll deductions and cash dividends remaining credited to the Participant's Account will be returned (and any future cash dividends will be distributed) to the Participant or, in the case of the

Participant's death, the estate of the Participant, and the Participant's option will be automatically terminated. A Participant's status as an Employee shall not be considered terminated in the case of a leave of absence agreed to in writing by the Company or a Designated Subsidiary (including but not limited to, military and sick leave), provided that such leave is for a period of not more than six (6) months or reemployment upon expiration of such leave is guaranteed by contract or statute.

9.3. A Participant's withdrawal from an offering will not have any effect upon such Participant's eligibility to participate in a subsequent offering.

10. DIVIDENDS

10.1. Cash dividends paid on Common Stock held in a Participant's Account shall be distributed to Participants as soon as practicable. Dividends paid in Common Stock or stock splits of the Common Stock shall be credited to the Accounts of Participants. Dividends paid on Common Stock in property (other than cash or Common Stock) shall be distributed to Participants as soon as practicable.

10.2. No interest shall accrue on or be payable with respect to the payroll deductions or credited cash dividends of a Participant in the Plan.

11. ADMINISTRATION

Except for those rights and powers expressly reserved to the Board and Committee hereunder, the Plan shall be administered by the Plan Administrator, and the Plan Administrator may select a third party administrator to whom some or all of its duties and responsibilities hereunder may be delegated. The Plan Administrator shall have full power and authority, subject to the provisions of the Plan, to promulgate such rules and regulations as it deems necessary for the proper administration of the Plan, to interpret the provisions and supervise the administration of the Plan, and to take all action in connection therewith or in relation thereto as it deems necessary or advisable. The determination of the Plan Administrator or Committee, as applicable, on any matters relating to the Plan shall be final, binding and conclusive. The Company will pay all expenses incurred in the administration of the Plan. No member of the Committee or individual acting on behalf of the Plan Administrator shall be personally liable for any action, determination, or interpretation made in good faith with respect to the Plan, and all members of the Committee and individuals acting on behalf of the Plan Administrator shall be fully indemnified by the Company with respect to any such good faith action, determination or interpretation.

12. NO TRANSFERABILITY

Neither payroll deductions credited to a Participant's Account nor any rights with regard to the exercise of an option or to receive shares of Common Stock under the Plan may be assigned, transferred, pledged or otherwise disposed of in any way (other than by will or the laws of descent and distribution) by the Participant. Any such attempt at assignment, transfer, pledge or other disposition shall be without effect, except that the Plan Administrator may treat such act as an election to withdraw funds in accordance with Section 9.

13. USE OF FUNDS

All payroll deductions received or held by the Company under the Plan may be used by the Company for any corporate purpose, and the Company shall not be obligated to segregate such payroll deductions.

14. EFFECT OF CERTAIN CHANGES

14.1. In the event of any merger, reorganization, consolidation, recapitalization, dividend or distribution (whether in cash, shares or other property, other than a regular cash dividend), stock split, reverse stock split, spin-off or similar transaction or other change in corporate structure affecting the shares of Common Stock of the Company or the value thereof, the Committee shall make such adjustments to the Plan and the then outstanding options under the Plan as the Committee, in its sole discretion, deems equitable and appropriate taking into consideration the accounting and tax consequences of such adjustments, including proportionate adjustments to: (a) the aggregate number of shares of Common Stock that may be delivered under the Plan, (b) the maximum number of shares of Common Stock that may be purchased under the Plan by any one Participant in an Offering Period, and (c) the number, and exercise price of shares of Common Stock subject to outstanding Awards granted under the Plan. Such adjustments may be retroactive and shall be made by the Committee, whose determination in that respect shall be final, binding and conclusive.

14.2. In the event of a Corporate Transaction, the Committee in its sole discretion may provide that immediately prior to the consummation of such Corporate Transaction the Offering Period then in progress will end and all outstanding options (a) will be exercised; or (b) will be cancelled in exchange for a payment in cash, securities or other property based upon the excess of the Fair Market Value of a share of Common Stock immediately prior to the transaction over the option price.

15. TERMINATION OR AMENDMENT

The Board may at any time terminate, suspend or amend the Plan as it shall deem advisable. No such termination may adversely affect options previously granted without the consent of affected Participants. No amendment shall be effective unless approved by the stockholders of the Company if stockholder approval of such amendment is required to comply with applicable law, including Section 423 of the Code and the rules and regulations of the NASDAQ Stock Market (or such other principal securities market on which the Common Stock is traded). Notwithstanding the foregoing, without approval of the Board or stockholder consent and without regard to whether any Participant rights may be considered to have been adversely affected: (a) the Committee shall be entitled to make the adjustments and changes described in Section 14 above and change the Offering Periods; and (b) the Plan Administrator may limit the frequency and/or number of changes in the amount withheld during an Offering Period, permit payroll withholding in excess of the amount designated by a Participant in order to adjust for delays or mistakes in the processing of properly completed withholding elections, establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of shares for each Participant properly correspond with amounts withheld from the Participant's Compensation, and establish such other limitations or procedures as the Plan Administrator determines in its sole discretion to be advisable that are consistent with the Plan.

16. NO EMPLOYMENT RIGHTS

Nothing in the Plan shall confer upon any Participant the right to continue in the employment of the Company or any Subsidiary or affect any right which the Company or any Subsidiary may have to terminate the employment of any Participant at any time for any reason at will.

17. REGULATIONS AND OTHER APPROVALS; GOVERNING LAW

17.1. This Plan and the right of all persons claiming an interest hereunder shall be construed and determined in accordance with the laws of the State of Utah without reference to principles of conflict of laws.

17.2. The obligation of the Company to sell or deliver shares of Common Stock with respect to options granted under the Plan shall be subject to all applicable laws, rules and regulations, and the obtaining of all such approvals by governmental agencies as may be deemed necessary or appropriate by the Plan Administrator. Without limiting the foregoing, shares of Common Stock shall not be issued with respect to an option under this Plan unless the exercise of such option and the issuance and delivery of such shares complies with all applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, the rules and regulations promulgated thereunder, applicable state securities laws and the requirements of any stock exchange upon which the shares may then be listed, and shall be further subject to the approval of counsel for the Company with respect to such compliance. As a condition to the exercise of an option, the Company may require the person exercising such option to represent and warrant at the time of any such exercise that the shares are being purchased only for investment and without any present intention to sell or distribute such shares if, in the opinion of counsel for the Company, such a representation is required by any of the aforementioned applicable provisions of law.

18. WITHHOLDING OF TAXES

If the Participant makes a disposition, within the meaning of Section 424(c) of the Code and regulations promulgated thereunder, of any shares of Common Stock issued to such Participant pursuant to the Participant's exercise of an option, and such disposition occurs within the two-year period commencing on the day after the Offering Date or within the one-year period commencing on the day after the Exercise Date, such Participant shall, within five (5) days of such disposition, notify the Company thereof. In addition, in order to satisfy the requirement to withhold the amount (if any) of federal, state or local taxes that the Company (or Subsidiary) determines is applicable, the Company may (i) deduct shares of Common Stock from the Participant's Account equal in value to such amount, and (ii) the Company and any Subsidiary may deduct such amount from any other compensation payable to the Participant.

19. MISCELLANEOUS

19.1. If any provision of the Plan shall be held unlawful or otherwise invalid or unenforceable in whole or in part by a court of competent jurisdiction, such provision shall (a) be deemed limited to the extent that such court of competent jurisdiction deems it lawful, valid and/or enforceable and as so limited shall remain in full force and effect, and (b) not affect any other provision of the Plan or part thereof, each of which shall remain in full force and effect. If the making of any payment or the provision of any other benefit required under the Plan shall be held unlawful or otherwise invalid or unenforceable by a court of competent jurisdiction, such unlawfulness, invalidity or unenforceability shall not prevent any other payment or benefit from being made or provided under the Plan, and if the making of any payment in full or the provision of any other benefit required under the Plan in full would be unlawful or otherwise invalid or unenforceable, then such unlawfulness, invalidity or unenforceability shall not prevent such payment or benefit from being made or provided in part, to the extent that it would not be unlawful, invalid or unenforceable, and the maximum payment or benefit that would not be unlawful, invalid or unenforceable shall be made or provided under the Plan.

19.2. As used in the Plan, the words "*include*" and "*including*," and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words "*without limitation*."

19.3. The captions in the Plan are for convenience of reference only, and are not intended to narrow, limit or affect the substance or interpretation of the provisions contained herein.

20. EFFECTIVE DATE; APPROVAL OF STOCKHOLDERS

The Plan shall become effective as of July 1, 2009, subject to approval by the Company's stockholders not later than June 30, 2009. No Shares shall be issued under the Plan unless the Plan is approved by the shareholders by June 30, 2009. If the shareholders of the Company do not approve the Plan in the manner that meets the requirements of Code Section 423 by June 30, 2009, the Plan shall automatically expire and terminate on that date and no shares of Common Stock shall be issued under the Plan. If approved by the shareholders on or before June 30, 2009, the Plan shall continue in effect until terminated under Section 15 above.

OFFICERS AND DIRECTORS

OFFICERS – SKYWEST, INC. AND SUBSIDIARIES

Jerry C. Atkin
Elected Chairman of the Board, 1991.
Chief Executive Officer since 1975.

Bradford R. Rich
Executive Vice President and Chief Financial Officer since 1991. Previously Vice President – Corporate Controller. 22 years service.

Eric D. Christensen
Vice President – Planning since 1991.
Corporate Secretary since 1994.
24 years service.

Michael J. Kraupp
Vice President – Finance and Treasurer since 2007. Previously Vice President – Finance and Vice President – Controller.
18 years service.

James B. Jensen
Vice President – Information Technology since 2001. Previously Sr. Director Information Technology. 19 years service.

Eric J. Woodward
Vice President – Controller since 2007.
Previously Director of Financial Planning and Analysis. 5 years service.

OFFICERS OF SKYWEST AIRLINES, INC.

Russell A. Childs
President and Chief Operating Officer since 2007. Previously Vice President – Controller and Sr. Director – Controller. 8 years service.

James K. Boyd
Vice President – Customer Service since 1991. Previously Director of Stations and Station Manager. 27 years service.

H. Michael Gibson
Vice President – Maintenance since 1991.
Previously Director of Quality Assurance.
21 years service.

Sonya Wolford
Vice President – Inflight since 2002.
Previously Sr. Director – Inflight.
14 years service.

Lori Hunt
Vice President – People since 2007.
Previously Director – Delta Connection and Regional Director Customer Service.
23 years service.

Michael Thompson
Vice President – Market Development since 2007.
Previously Operations Analyst. 5 years service.

Klen Brooks
Vice President – Flight Operations since 2007.
Previously Director Flight Operations and Chief Pilot. 36 years service.

OFFICERS – ATLANTIC SOUTHEAST AIRLINES, INC.

Bradford R. Holt
President and Chief Operating Officer since 2007. Previously Vice President – Flight Operations for SkyWest Airlines, Inc.
26 years service.

Charlie Tutt
Vice President – Flight Operations since 2005.
Various positions with Delta Air Lines including line pilot, flight instructor and chief pilot. 4 years service.

Ken Ashworth
Vice President – Maintenance and Engineering since 2007. Previously Director of Maintenance for SkyWest Airlines, Inc. 28 years service.

Lisa R. Walker
Vice President – Airport Operations since 2002. Previously Managing Director Airport Operations. 27 years service.

Kevin Wade
Vice President – Administration & Resources since 2008. Previously Director of Finance.
8 years service.

Brandee Reynolds
Vice President – Inflight Services since 2008.
Previously Director of Inflight Operations
Director of Labor Contract Administration.
15 years service.

Terry Vais
Vice President – Customer Care since 2008.
Previously LAX Hub Director for SkyWest Airlines. 18 years service.

BOARD OF DIRECTORS

Jerry C. Atkin
Chairman of the Board of Directors
Elected Chairman 1991
Chief Executive Officer of SkyWest, Inc.
Member of the Board since 1974

J. Ralph Atkin
Attorney-at-Law
Founder of SkyWest, Inc.
Member Audit & Finance Committee
Member Nominating & Corp Governance
Member of the Board since 1972

Ian M. Cumming
Chairman Leucadia National Corp.
Member Compensation Committee
Chairman, Nominating & Corp Governance
Member of the Board since 1986

Steven F. Udvar-Hazy
Chairman of the Board, Director and Chief Executive Officer – ILFC
Board Lead Director
Member Compensation Committee
Member Nominating & Corp Governance
Member of the Board since 2006

BOARD OF DIRECTORS CONTINUED

Robert G. Sarver
Chairman and Chief Executive Officer
Western Alliance Bancorporation
Member Audit and Finance Committee
Member of the Board since 2000

W. Steve Albrecht
Andersen Alumni Professor, Marriott School of Management, BYU
Ph.D., Certified Public Accountant, Certified Internal Auditor, Certified Fraud Examiner
Chairman Audit and Finance Committee
Member Nominating & Corp Governance
Member of the Board since 2003

Henry J. Eyring
Advancement VP
Brigham Young University – Idaho.
Chairman, Compensation Committee
Member Audit & Finance Committee
Member of the Board since 1995

Margaret S. (Peg) Billson
Self-employed consultant
Former COO Eclipse Aviation, Corp.
Member Compensation Committee
Member of the Board since 2006

James L. Welch
President & CEO, Dynamex, Inc.
Former President & CEO Yellow Transportation
Member Compensation Committee
Member of the Board since 2007
Member of the Board since 1986

CORPORATE INFORMATION

Stock Information
NASDAQ Stock Symbol: SKYW

Registrar and Transfer Agent
Zions First National Bank
Stock Transfer Department
PO Box 9088
Salt Lake City, UT 84130

Independent Public Accountants
Ernst & Young LLP
178 South Rio Grande Street, Suite 400
Salt Lake City, UT 84101

Corporate Headquarters
SkyWest, Inc.
444 South River Road
St. George, UT 84790
Tel: (435) 634-3000
www.skywest.com

ASA
atlantic southeast
airlines

SkyWest
AIRLINES